

2024
ANNUAL
REPORT
AND NOTICE
OF ANNUAL
MEETING



TO OUR SHAREHOLDERS,

At Nike, our athletes inspire us to always raise the bar for ourselves.

We're inspired by elite athletes who perform at the highest levels and drive the energy and excitement of sport on the world's biggest stages. And we invite new generations into sport, growing the worldwide community of athletes in neighborhoods and communities everywhere.

As the global athletic market leader, our scale and breadth provide the opportunity to create impact on a level that only Nike can. We start with innovation that pushes human potential forward and combine that with storytelling that connects with the consumer. Today, consumers all over the world continue to recognize Nike as their #1 brand for athletes and sport.

That said, we have work to do to reach our full potential. For FY24, revenue growth was up approximately 1% on a currency neutral basis and earnings per share grew 15%. However, we underperformed our expectations for the past three quarters and lowered our outlook. This does not meet what we expect of ourselves, and we are working tirelessly to make the necessary adjustments.

Over this past year, we've been clear about the strategic shifts we're taking as a company. These actions include leadership and organizational changes, kick-starting a multi-year innovation cycle and creating capacity to invest in consumer-facing activities.

Today, we're aligned, focused and positioned to compete and win:

- We're sharpening our focus on sport.
- We're accelerating our pace and scaling of newness and innovation.
- We're driving bigger, bolder storytelling.
- And we're elevating the entire marketplace to fuel brand distinction and be in the path of the consumer.

This is our playbook. And while FY25 will be a transition year for our business, we continue to make real progress on our comeback.

It began by aligning our organization to put a **sharp focus on sport** back at the center of everything we do. This meant reinvestment in consumer-led, sport-focused teams that are the foundation of our offense.

As we fuel a pipeline of **new innovation**, we will introduce new franchises, concepts and platforms. Key innovations from this past year ranged from breakthrough innovation for runners with the AlphyFly 3 to basketball innovation with the GT Cut and Sabrina 1, a shoe that continues to resonate across gender. In FY24, we also launched a new lifestyle platform in Dynamic Air and updated our biggest performance franchise, Pegasus 41, to create a shoe that's more comfortable, durable and responsive than ever.

We're driving **bigger, bolder storytelling** through brand campaigns like our Euro Champs anthem, "Awaken Your Madness." Our signing of the German football federation this year will give us an opportunity to make the German team a global brand and make their athletes global heroes. And we're excited for the Paris Olympics to offer us a pinnacle moment to communicate our vision of sport to the world, with athletes at the center from brand voice to retail activations.

And we're **building energy across the full marketplace**, including Nike Direct and our strategic partners. Our wholesale partners help us scale our innovation and newness in physical stores and connect our brands in the path of the consumer. We've also accelerated our ground game in FY24, including a deeper investment in neighborhood activations to drive consumer trialing of new products. And we continue to connect directly with consumers through our membership program regardless of where they shop across the marketplace.

In the end, we're making these strategic shifts with urgency in the face of the opportunities we see ahead. This is all thanks to the passion and grit of our global team, which is laser-focused on aggressively asserting the future of Nike. As we look ahead to what promises to be a thrilling Olympic Games in Paris, we know this summer will help set the tone for a stronger Nike – one better positioned to create long-term value for consumers and shareholders.

Respectfully,

John



JOHN DONAHOE
President and Chief Executive Officer
NIKE, Inc.

NIKE, Inc. Revenue Performance

Fiscal Years 2020-2024

Revenue in millions



2020	2021	2022	2023	2024
$37,403^	$44,538	$46,710	$51,217	$51,362

NIKE, Inc. Earnings Per Share Performance

Fiscal Years 2020-2024



2020	2021	2022	2023	2024
$1.60^	$3.56	$3.75	$3.23	$3.73

NIKE, Inc. Return on Invested Capital*

Fiscal Years 2020-2024



2020	2021	2022	2023	2024
21.5%^	48.8%	46.5%	31.5%	34.9%

* ROIC is considered a non-GAAP financial measure and should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled non-GAAP measures used by other companies. ROIC is included in the quarterly earnings section of our investor relations website, http://investors.nike.com. Please refer to this site for more detail on this calculation.

NIKE, Inc. Stock Performance vs. S&P 500*

Fiscal Years 2020-2024



S&P 500	NKE
108.26%	29.37%

* Performance of the S&P 500, S&P 500 Apparel, Accessories & Luxury Goods Index and NIKE stock is calculated by comparing the total returns of each assuming the reinvestment of dividends over the time period of 5/31/2019 to 5/31/2024.

^ Fiscal 2020 reflects the material adverse impacts to NIKE, Inc.'s business from COVID-19. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's FY20 Annual Report on Form 10-K for additional information on the impacts of COVID-19 to the Company's results.



2024
NOTICE OF
ANNUAL
MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

At Nike, we know that victory on game day is enabled by the practice and preparation that precede it. Similarly, we know that growth is enabled by strong corporate governance. That is why the Board of Directors is committed to effective and independent oversight, transparency, and continuous improvement—because in business and in sport, there is no finish line.

Fiscal 2024 saw our Board membership continue to evolve. As part of our evergreen approach to Board refreshment, we are continually assessing Board composition to ensure that we maintain the right mix of experiences, attributes, and skills to effectively oversee and guide Nike. At the beginning of the fiscal year, Maria Henry joined the Board as an independent director, complementing and enhancing the Board with her strong experience, including across finance, global business, and governance. And at the end of the fiscal year, Alan Graf, Jr., announced that he will not be standing for re-election this year. We have deeply valued Alan's many contributions to the Board over more than 20 years of service, including his unique insights and perspective and his leadership, most recently as Chair of the Audit & Finance Committee. We will miss him, but know that we remain well-positioned to oversee Nike's next steps thanks to our evergreen refreshment process.

As we look ahead to those next steps, Nike continues to engage with shareholders. The Board deeply values shareholder feedback and incorporates that feedback into our discussions and decision making. And we are pleased that, during fiscal 2024 engagements, shareholders recognized and responded positively to our responsiveness to feedback on governance, while continuing the dialogue.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually on Tuesday, September 10, 2024, at 9:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will ensure that your shares are represented at the meeting. Thank you for your continued support.

Sincerely,

MARK PARKER, EXECUTIVE CHAIRMAN

July 25, 2024

> "In business and in sport, there is no finish line."

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the 2024 Annual Meeting of Shareholders (the "Annual Meeting") of NIKE, Inc., an Oregon corporation ("NIKE" or the "Company"):

DATE AND TIME:	LOCATION:
Tuesday, September 10, 2024, at 9:00 A.M. Pacific Time	This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2024

ITEMS OF BUSINESS:

	PROPOSAL	PAGE REFERENCE
1	To elect the 12 directors named in the accompanying proxy statement for the ensuing year. **Class A** Will elect nine directors. **Class B** Will elect three directors.	Page 4
	Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.	
2	To approve executive compensation by an advisory vote.	Page 28
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 55
4	To consider a shareholder proposal regarding supplemental pay equity disclosure, if properly presented at the meeting.	Page 57
5	To consider a shareholder proposal regarding a supply chain management report, if properly presented at the meeting.	Page 60
6	To consider a shareholder proposal regarding worker-driven social responsibility, if properly presented at the meeting.	Page 63
7	To consider a shareholder proposal regarding environmental targets, if properly presented at the meeting.	Page 65
8	To consider a shareholder proposal regarding a divisive partnerships congruency report, if properly presented at the meeting.	Page 67
9	To transact such other business as may properly come before the meeting.	

The Annual Meeting will be held in a virtual format only. We are continuing to use this format because, based on the success of our last three annual meetings, we believe it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting. Shareholders of record at the close of business on July 10, 2024, the record date fixed by the Board of Directors, may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2024 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,

Mary Hunter

Mary Hunter
Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 10, 2024. The proxy statement and NIKE, Inc.'s 2024 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

TABLE OF CONTENTS

CORPORATE GOVERNANCE

PROPOSAL 1

ELECTION OF DIRECTORS

A board of 12 directors will be elected at the Annual Meeting. Each elected director will hold office until the next annual meeting of shareholders and until their successor is elected and qualified. All of the nominees were elected at the 2023 annual meeting of shareholders.

Ms. Cathleen Benko, Mr. John Rogers, Jr., and Mr. Robert Swan are nominated by the Board of Directors (the "Board") for election by the holders of NIKE's Class B Common Stock ("Class B Stock"). The other nine nominees are nominated by the Board for election by the holders of NIKE's Class A Common Stock ("Class A Stock").

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the nine director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected as directors. Withheld votes and broker non-votes will have no effect on the results of the vote. Unless otherwise instructed, proxy holders will vote the proxies they receive for the election of each of the nominees listed below. If any nominee becomes unable to serve, the holders of the proxies may, in their discretion, vote the shares for a substitute nominee or nominees designated by the Board.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Background information on the nominees as of July 25, 2024, including certain of the attributes that led to their selection, appears below. The Board and the Corporate Responsibility, Sustainability & Governance Committee has determined that each director meets the qualification standards described below under "NIKE, Inc. Board of Directors—Director Nominations". In addition, while the Board believes that each director nominee is individually qualified to make unique and substantial contributions to the Board, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION



✔ The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.



✔ The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our director nominees consist of 12 individuals selected on the basis of numerous criteria, including experience and achievements, fields of significant knowledge, good character, sound judgment, and diversity. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

DIVERSITY



5/12 Female

58% Diverse

4/12 Racially or ethnically diverse

AGE



50% 60 and Under

59 Average age

>60

TENURE



42% Under 6 years

7.8 YEARS Average Tenure

6+ years

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



DIVERSITY 7/12
Gender, racial, or ethnic diversity adds a range of perspectives and expands our Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.



FINANCIAL EXPERTISE 11/12
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



CEO EXPERIENCE 8/12
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



INTERNATIONAL 9/12
International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



DIGITAL/TECHNOLOGY 6/12
Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



RETAIL INDUSTRY 7/12
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



MEDIA 2/12
Media experience provides our Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.



ACADEMIA 1/12
Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.



HR/TALENT MANAGEMENT 8/12
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



GOVERNANCE 8/12
Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 9 out of 12 director nominees are independent

✓ All directors are elected annually

✓ Separate Chair, CEO, and Lead Independent Director positions with clearly defined roles

✓ "Evergreen" approach to Board refreshment, with 4 new independent directors added in the last 5 years and a mix of short-, medium-, and long-tenured directors to balance fresh perspectives and Company-specific experience

✓ All director nominees are selected by the Board and the Corporate Responsibility, Sustainability & Governance Committee based on robust qualification standards, and individually and collectively provide the Board with unique skills and perspectives that are relevant to the Company's business and strategic objectives

✓ Retirement policy generally requires that directors do not stand for election after reaching the age of 72

✓ Each director nominee is in compliance with our overboarding policy (as set forth in our Corporate Governance Guidelines)

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

TIMOTHY COOK, LEAD INDEPENDENT DIRECTOR

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
63	2005	Compensation, Chair	Apple Inc.	Nike Air Max 270, Nike Pegasus, and Nike Tech Pack



SKILLS, EXPERIENCES AND QUALIFICATIONS

- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- INTERNATIONAL
- DIGITAL/TECHNOLOGY
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT
- GOVERNANCE

Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in March 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, most recently as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

JOHN DONAHOE II

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
64	2014	Executive	None	Nike Air Max DN



SKILLS, EXPERIENCES AND QUALIFICATIONS

- **FINANCIAL EXPERTISE**
- **CEO EXPERIENCE**
- **INTERNATIONAL**
- **DIGITAL/TECHNOLOGY**
- **RETAIL INDUSTRY**
- **HR/TALENT MANAGEMENT**
- **GOVERNANCE**

Mr. Donahoe is the Company's President and Chief Executive Officer, and has been a director since 2014.

- From 2017 to 2019, Mr. Donahoe served as President and Chief Executive Officer of ServiceNow, Inc. ("ServiceNow"), provider of enterprise cloud computing services for global enterprises.
- From 2008 to 2015, Mr. Donahoe served as President and Chief Executive Officer of eBay, Inc. ("eBay"), provider of the global eBay.com online marketplace and PayPal digital payments platform.
- Mr. Donahoe joined eBay in 2005 as President of eBay Marketplaces, responsible for eBay's global e-Commerce businesses.
- Prior to joining eBay, Mr. Donahoe was the Chief Executive Officer and Worldwide Managing Director of Bain & Company from 1999 to 2005, and a Managing Director from 1992 to 1999.

Mr. Donahoe served on the Board of Directors of PayPal Holdings, Inc. from July 2015 to July 2024, ServiceNow from March 2017 to June 2020, and Intel Corporation from March 2009 to May 2017.

THASUNDA DUCKETT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
51	2019	Corporate Responsibility, Sustainability & Governance	None	Nike Air Force 1, Nike Pegasus, and Air Jordan



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT

Ms. Duckett is President and Chief Executive Officer of the Teachers Insurance and Annuity Association of America ("TIAA"), a leading provider of financial services in the academic, research, medical, cultural, and governmental fields.

- Prior to joining TIAA, Ms. Duckett was Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase") from 2016 to 2021. Before that appointment, Ms. Duckett was appointed to various management positions at JPMorgan Chase, including:
  - From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance, and
  - From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles.
- Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett is Chair of the Otis and Rosie Brown Foundation and serves on the Board of Directors of Brex, National Medal of Honor Museum, and the Robert F. Kennedy Human Rights. She also serves on the Board of Trustees for Sesame Workshop.

MÓNICA GIL

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
52	2022	Compensation	None	Air Jordan 1, Nike Motiva, Nike Alphafly, Nike Air Max, Nike Pegasus, and Nike Pro Leggings



SKILLS, EXPERIENCES AND QUALIFICATIONS

 **DIVERSITY**

 **INTERNATIONAL**

 **MEDIA**

 **HR/TALENT MANAGEMENT**

Ms. Gil is Chief Administrative and Marketing Officer, NBCUniversal Telemundo Enterprises ("Telemundo") for Comcast Corp.

- Prior to her current role, Ms. Gil served as Chief Marketing Officer, Telemundo from 2018 until 2020, and as Executive Vice President, Telemundo, managing Communications and Corporate Affairs and Human Resources from 2017 until 2018.
- Prior to joining Telemundo, Ms. Gil served as Senior Vice President and General Manager, Multicultural Growth and Strategy of the Nielsen Company ("Nielsen") from 2014 until 2017.
- Ms. Gil joined Nielsen in 2005 as Vice President, Communications and was subsequently promoted in 2009 to Senior Vice President, Public Affairs and Government Relations.
- Previously, Ms. Gil served as Senior Vice President for Greer, Margolis, Mitchell and Burns from 2004 until 2005.
- She also served as Director of Public Affairs and Community Outreach for Telemundo Communications Group, Inc., Los Angeles, from 2001 to 2004.

Ms. Gil is a member of the Board of Directors of the National Women's History Museum.

MARIA HENRY

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
57	2023	Audit & Finance	General Mills, Inc. and NextEra Energy, Inc.	Nike Invincible, Jordan ADG Golf shoes, and Nike Zenvy leggings



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY	FINANCIAL EXPERTISE	INTERNATIONAL
DIGITAL/TECHNOLOGY	RETAIL INDUSTRY	GOVERNANCE

Ms. Henry is the former Chief Financial Officer of Kimberly-Clark Corporation ("Kimberly-Clark"), a position she held from 2015 to April 2022 and served as Executive Vice President and Senior Advisor from April 2022 until her retirement in September 2022.

- Prior to joining Kimberly-Clark, she was Executive Vice President and Chief Financial Officer of The Hillshire Brands Company, formerly known as Sara Lee Corporation ("Sara Lee"), from 2012 to 2014. Ms. Henry was the Chief Financial Officer of Sara Lee's North American Retail and Foodservice business from 2011 to 2012.

- Prior to Sara Lee, she held various senior leadership positions in finance and strategy in three portfolio companies of Clayton, Dubilier, & Rice, most recently as Executive Vice President and Chief Financial Officer of Culligan International.

- Ms. Henry also held senior finance roles in several technology companies, and she began her career at General Electric.

Ms. Henry is a member of the Board of Directors of General Mills, Inc. and NextEra Energy, Inc. She served on the Board of Directors of Kimberly-Clark de México from February 2016 to March 2022.

PETER HENRY

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
54	2018	Audit & Finance	Citigroup Inc. and Analog Devices, Inc.	Nike Epic React



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

INTERNATIONAL

GOVERNANCE

FINANCIAL EXPERTISE

ACADEMIA

Dr. Henry is the Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies, and Dean Emeritus of New York University's Leonard N. Stern School of Business ("Stern").

- Dr. Henry assumed the Deanship of Stern in January 2010 and served through December 2017.
- Prior to joining Stern, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Dr. Henry to the President's Commission on White House Fellowships.
- In 2008, Dr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Dr. Henry is a member of the Board of Directors of Citigroup Inc. and Analog Devices, Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York and serves on the Advisory Board for Protiviti and Biospring Partners. Dr. Henry is a member of the Council of Foreign Relations and the Economic Advisory Panel of the Federal Reserve Bank of New York. Dr. Henry served on the Board of Directors of General Electric from July 2016 to April 2018 and Kraft Foods Group, Inc. and its predecessor, Kraft Foods Inc., from May 2011 to July 2015.

TRAVIS KNIGHT

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
50	2015	Executive	None	Nike Pegasus



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE   CEO EXPERIENCE   MEDIA

Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.
- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.
- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).
- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus. In addition to his skills and qualifications described above, Mr. Travis Knight was selected to serve on the Board because he has a significant role in the management of the Class A Stock owned by Swoosh, LLC, strengthening the alignment of the Board with the interests of NIKE shareholders.

MARK PARKER, EXECUTIVE CHAIRMAN OF THE BOARD

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
68	2006	Executive, Chair	The Walt Disney Company	Nike Pegasus, Nike Air Max, and Nike React Infinity Run



SKILLS, EXPERIENCES AND QUALIFICATIONS

FINANCIAL EXPERTISE

INTERNATIONAL

HR/TALENT MANAGEMENT

CEO EXPERIENCE

RETAIL INDUSTRY

GOVERNANCE

Mr. Parker is Executive Chairman of the Company's Board of Directors. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker is Chairman of the Board of Directors of The Walt Disney Company. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

MICHELLE PELUSO

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
52	2014	Corporate Responsibility, Sustainability & Governance, Chair	None	Nike Dunk Low, Nike Air Max 97, Nike Go leggings, and Serena Williams Collection



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY	INTERNATIONAL	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY	GOVERNANCE
CEO EXPERIENCE	RETAIL INDUSTRY	

Ms. Peluso is Executive Vice President and Chief Customer and Experience Officer for CVS Health. She leads the approach in defining unparalleled patient and consumer experiences to improve the health and wellbeing of the over 100 million people CVS Health serves. She also focuses on enhancing every consumer interaction within the service centers, leveraging cutting-edge technology to drive efficiency and deliver exceptional service and satisfaction. Additionally, Ms. Peluso leads the brand and marketing efforts, strengthening CVS Health's connection with consumers across America.

- Prior to her current role, Ms. Peluso served as the Executive Vice President and Chief Customer Officer, CVS Health, and co-President, Pharmacy and Consumer Wellness. She was responsible for orchestrating the enterprise consumer experience, leading the front store business, bringing innovation into everyday health and wellness, and connecting retail consumers to the broader health assets of CVS Health.
- Prior to joining CVS Health, Ms. Peluso was Senior Vice President, Digital Sales and Chief Marketing Officer at IBM from 2016 to 2021. She oversaw marketing, digital sales, client experience, and the commercial business, globally.
- Prior to her work at IBM, Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016 and was on Gilt's Board of Directors from 2009 to 2016.
- From 2009 to 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc.
- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed Chief Operating Officer in March 2003, and President and Chief Executive Officer in December 2003.
- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a member of the Board of Directors at the Ad Council and is on the Executive Council of the Board of Directors of the Association of National Advertisers.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

CATHLEEN BENKO

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
66	2018	Compensation	SolarWinds Corporation	Nike Air Max and Nike Air VaporMax



SKILLS, EXPERIENCES AND QUALIFICATIONS

- DIVERSITY
- INTERNATIONAL
- HR/TALENT MANAGEMENT
- FINANCIAL EXPERTISE
- DIGITAL/TECHNOLOGY

Ms. Benko is a former Vice Chairman and Managing Principal of Deloitte LLP ("Deloitte"), an organization that, through its subsidiaries and network of member firms, provides audit, consulting, tax, and advisory services to clients globally. During her nearly 30-year career with Deloitte, Ms. Benko held many leadership roles, several concurrent with her appointment as Vice Chairman and Managing Principal in 2011.

- From 2015 to 2018, Ms. Benko served as Senior Partner working within the firm's "Digital Giants" practice where she was the senior advisory partner for several digital-native companies.
- From 2010 to 2014, Ms. Benko served as Chief Digital, Brand, and Communications Officer.
- Previous to her role as Chief Digital, Brand, and Communications Officer, Ms. Benko held multiple technology and talent management roles, including serving as the company's first Vice Chairman and Chief Talent Officer from 2006 to 2010, its Chief Inclusion Officer from 2008 to 2010, and as Managing Principal, Initiative for the Retention and Advancement of Women, from 2003 to 2009.
- Ms. Benko led Deloitte's technology sector from 2003 to 2007 and was previously Deloitte's first Global e-Business Leader, a position she held from 1998 to 2002.

Ms. Benko is a member of the Board of Directors of SolarWinds Corporation. In addition to this public company board service, she also holds board positions at nonprofits Stanford Institute for Research in the Social Sciences, the International Women's Forum, Santa Clara University's Markkula Center of Applied Ethics, Life Skills for Soldiers, and the National Association of Corporate Directors. She is also on the board of WorkBoard, a privately-held company. Ms. Benko is chair of Harvard Business School/NC's Advisory Council.

JOHN ROGERS, JR.

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
66	2018	Corporate Responsibility, Sustainability & Governance	The New York Times Company and Ryan Specialty Group Holdings, Inc.	Nike KD and Nike LeBron Basketball Shoes



SKILLS, EXPERIENCES AND QUALIFICATIONS

DIVERSITY

CEO EXPERIENCE

GOVERNANCE

FINANCIAL EXPERTISE

Mr. Rogers is Chairman, Co-Chief Executive Officer, and Chief Investment Officer of Ariel Investments, LLC, a privately-held money management firm he founded in 1983, which serves individual and institutional investors through its mutual funds and separate accounts. Mr. Rogers is a Trustee of Ariel Investment Trust, the investment company consisting of the five mutual funds his firm manages.

- In 2008, Mr. Rogers was awarded Princeton University's highest honor, the Woodrow Wilson Award, presented each year to the alumnus whose career embodies a commitment to national service.
- Mr. Rogers served as co-chair for the Presidential Inaugural Committee 2009.

Mr. Rogers is a member of the Board of Directors of The New York Times Company and Ryan Specialty Group Holdings, Inc. In addition to this public company board service, he also serves as trustee of the University of Chicago; a member of the Board of Directors of the Barack Obama Foundation, the Robert F. Kennedy Human Rights, and the National Association of Basketball Coaches (NABC) Foundation, Inc.; and a life trustee of the Chicago Symphony Orchestra. Mr. Rogers served on the Board of Directors of McDonald's Corporation from May 2003 to May 2023 and Exelon Corporation from October 2000 to April 2019.

ROBERT SWAN

AGE	DIRECTOR SINCE	COMMITTEE	OTHER CURRENT PUBLIC DIRECTORSHIPS	FAVORITE NIKE PRODUCTS
64	2022	Audit & Finance*	Micron Technology, Inc.	Nike Pegasus



SKILLS, EXPERIENCES AND QUALIFICATIONS

- FINANCIAL EXPERTISE
- CEO EXPERIENCE
- INTERNATIONAL
- DIGITAL/TECHNOLOGY
- RETAIL INDUSTRY
- HR/TALENT MANAGEMENT
- GOVERNANCE

* Mr. Swan will serve as Chair of the Audit & Finance Committee beginning August 1, 2024.

Mr. Swan has been an Operating Partner at Andreessen Horowitz since 2021.

- Prior to his current role, Mr. Swan served as the Chief Executive Officer and a member of the Board of Directors of Intel Corp. ("Intel") from 2019 to 2021. Before that appointment, he was appointed to various management positions at Intel, including:
  - Interim Chief Executive Officer and Chief Financial Officer from 2018 until 2019 and Chief Financial Officer from 2016 until 2019.
- Prior to joining Intel, Mr. Swan served as Operating Partner at General Atlantic LLC, a private equity firm, from 2015 to 2016.
- He also served as Senior Vice President, Finance and Chief Financial Officer of eBay Inc. ("eBay") from 2006 to 2015.
- Previously, Mr. Swan served as Chief Financial Officer of Electronic Data Systems Corporation, Chief Financial Officer of TRW Inc., as well as Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Webvan Group, Inc. Mr. Swan began his career in 1985 at General Electric, serving in numerous senior finance roles.

Mr. Swan is a member of the Board of Directors of Micron Technology, Inc. In addition to this public company board service, he is also a member of the Board of Directors of Flexport, the American Heart Association, and Kearney. Mr. Swan served on the Board of Commissioners of GoTo Group from December 2021 to June 2024, and on the Board of Directors of eBay from July 2015 to June 2023, Intel from January 2019 to February 2021, and Applied Materials, Inc. from March 2009 to September 2016.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

INDIVIDUAL BOARD SKILLS MATRIX

The matrix below represents some of the key experiences, attributes, and skills that the Board has identified as particularly valuable to the oversight of the Company, and illustrates how the director nominees individually and collectively represent them. While all of these qualifications were considered in connection with this year's director nomination process, the matrix does not encompass all of the experiences, attributes, and skills of the director nominees. The Board firmly believes that its highly qualified director nominees provide the Board with a diverse complement of skills, qualifications, and perspectives necessary for effective oversight.

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	BENKO	COOK	DONAHOE	DUCKETT	GIL	M HENRY	P HENRY	KNIGHT	PARKER	PELUSO	ROGERS	SWAN
DIVERSITY Gender, racial, or ethnic diversity adds a range of perspectives and expands our Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.	✓			✓	✓	✓	✓			✓	✓	
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.		✓	✓	✓				✓	✓	✓	✓	✓
INTERNATIONAL International exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓	✓	✓		✓	✓	✓		✓	✓		✓
DIGITAL/TECHNOLOGY Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓	✓	✓			✓				✓		✓
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.		✓	✓	✓		✓			✓	✓		✓
MEDIA Media experience provides our Board with insight about connecting with consumers and other stakeholders in a timely and impactful manner.					✓			✓				
ACADEMIA Academia provides organizational management experience and knowledge of current issues in academia and thought leadership.							✓					
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓	✓	✓	✓	✓				✓	✓		✓
GOVERNANCE Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.		✓	✓			✓	✓		✓	✓	✓	✓

DIRECTOR NOMINATIONS

The Board takes an "evergreen" approach to Board refreshment, cultivating relationships with top talent on an ongoing basis. The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, suggestions from Company management, and shareholder recommendations. The committee may, in its discretion, engage director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected.

The Board has adopted qualification standards for the selection of non-management nominees for director, which can be found on our corporate website: http://investors.nike.com. As provided in these standards and the Company's Corporate Governance Guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of international business, finance, marketing, technology, human resources, diversity, equity, and inclusion, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent and serve the interests of all shareholders; independence; good character; ethics; sound judgment; diversity; and ability to devote substantial time to discharge Board and committee responsibilities (including whether they are in compliance with the Board's overboarding policy).

The Corporate Responsibility, Sustainability & Governance Committee identifies qualified potential candidates without regard to their age, gender, race, national origin, sexual orientation, or religion. While the Board has no policy regarding Board member diversity, the Corporate Responsibility, Sustainability & Governance Committee considers and discusses diversity in selecting nominees for director and in the re-nomination of an incumbent director. The committee views diversity broadly to include, among other things, differences in backgrounds, qualifications, experiences, viewpoint, geographic location, education, skills and expertise (including financial, accounting, compliance, corporate social responsibility, public policy, cybersecurity, or other expertise relevant to service on the Board), professional and industry experience, and personal characteristics (including gender or gender identity, ethnicity/race, and sexual orientation). The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, as well as any special skills, experience, or diversity that such director brings to the Board. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidate to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board.

As set forth in our Corporate Governance Guidelines, it is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board must affirmatively determine that the director has no material relationship with the Company. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (1) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (2) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts. After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following directors who served during fiscal 2024—Cathleen Benko, Timothy Cook, Thasunda Duckett, Mónica Gil, Alan Graf, Jr., Maria Henry, Peter Henry, Michelle Peluso, John Rogers, Jr., and Robert Swan—have no material relationship with the Company and, therefore, are independent. Messrs. John Donahoe II, Travis Knight, and Mark Parker were not independent pursuant to NYSE rules. Messrs. Donahoe and Parker were not independent pursuant to NYSE rules because they were employed by the Company during fiscal 2024. Mr. Knight was not independent pursuant to NYSE rules because he is the son of

NIKE's co-founder, Mr. Philip Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules for his position as Chairman Emeritus. The compensation paid to Mr. Philip Knight is described in the section below titled "Additional Information—Transactions with Related Persons".

BOARD STRUCTURE AND RESPONSIBILITIES

The Board is currently composed of ten independent directors and three directors who are not independent under the NYSE listing rules. During fiscal 2024, there were four meetings of the Board and all of our directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. The Company encourages all directors to attend each annual meeting of shareholders, and all directors attended the 2023 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders.

Effective January 2020, the Company separated the position of Chair of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. The Executive Chairman, Mr. Mark Parker, presides over meetings of the Board and shareholders. The President and CEO, Mr. John Donahoe II, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Additionally, as part of the Board's commitment to strong independent Board leadership and oversight, the Board has adopted a policy requiring the appointment of a Lead Independent Director at any time when the Chair of the Board is not independent. The position of Lead Independent Director is entrusted with robust and clearly-defined duties, including:

- serving as a liaison between the Chair and the independent directors;
- approving the meeting agendas for the Board;
- advising the Chair regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensuring that meeting schedules permit sufficient time for discussion of all agenda items;
- providing consultation and direct communication with major shareholders, if requested;
- presiding at meetings of the Board at which the Chair is not present, including executive sessions; and
- performing other duties specified in the Lead Independent Director Charter.

In June 2022, the Board re-appointed Mr. Timothy Cook to serve as Lead Independent Director for a term of three years. Mr. Cook continues to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Donahoe.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Donahoe). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip Knight, NIKE's co-founder, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from his valuable experience and insights.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's Corporate Governance Guidelines, are available on the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
Alan Graf, Jr., Chair*
Maria Henry
Peter Henry
Robert Swan*

MEETINGS IN FY '24: 12

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

• Matters involving the Company's accounting, auditing, financial reporting, and internal controls;

• Overseeing the Company's financial policies and activities;

• The integrity of the Company's financial statements and activities of the Company that may have a material impact on the financial position of the Company;

• Matters involving information security (including risks related to cyber security) and data protection;

• The Company's compliance with legal and regulatory requirements;

• The independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor;

• The Company's risk assessment and risk management processes and practices; and

• Considering long-term financing options, long-range tax, financial regulatory and foreign currency issues facing the Company, and management's recommendations concerning capital deployment strategy, major capital expenditures, and material acquisitions or divestitures.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committee members under the NYSE listing standards and applicable regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"). The Board has also determined that each of Mr. Graf, Ms. Henry, and Mr. Swan is an "audit committee financial expert" as defined in regulations adopted by the SEC.

*   Mr. Graf will not stand for re-election to the Board at the Annual Meeting. He will continue to serve as Chair of the Audit & Finance Committee until July 31, 2024, and Mr. Swan will serve as Chair of the Audit & Finance Committee beginning August 1, 2024.

COMPENSATION COMMITTEE

MEMBERS:
Cathleen Benko
Timothy Cook, Chair
Mónica Gil

MEETINGS IN FY '24: 3

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession and talent management, and its duties include the following:

• Evaluate the performance of the CEO and other executive officers, and review and approve their compensation;

• Administer and interpret the Company's equity compensation plans and executive incentive compensation plans;

• Review the succession plans and leadership development programs for the executive officer positions, including reviewing the Company's development and succession management efforts;

• Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and

• Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committee members under the NYSE listing standards.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda Duckett
Michelle Peluso, Chair
John Rogers, Jr.

MEETINGS IN FY '24: 4

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee sets the tone and pace for corporate governance and oversees our Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play. Its duties include the following:

- Review and evaluate NIKE's significant strategies, activities, policies, investments, and programs regarding social purpose, corporate responsibility, and sustainability;

- Provide oversight of management's efforts to ensure that the Company's dedication to sustainability is reflected in its business operations;

- Monitor the Company's progress towards its diversity, equity, and inclusion objectives and compliance with the Company's responsibilities as an equal opportunity employer;

- Review, evaluate, and make recommendations regarding the social, political, and environmental impact, trends, and issues in connection with the Company's business activities;

- Provide oversight of the Company's community and social impact efforts;

- Review transactions with related persons in accordance with the Company's policies;

- Oversee protection of the Company's corporate reputation and other matters of importance to the Company and its stakeholders;

- Identify individuals qualified to become Board members (consistent with the criteria approved by the Board) and recommend to the Board for approval the slate of Class A and Class B director nominees for election at each annual shareholder meeting;

- Review and make recommendations regarding the size, structure, composition, and leadership of the Board and its committees;

- Review and make recommendations regarding the Company's corporate governance framework; and

- Oversee the annual self-evaluations of the Board and its committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committee members under the NYSE listing standards.

EXECUTIVE COMMITTEE

MEMBERS:
John Donahoe II
Travis Knight
Mark Parker, Chair

MEETINGS IN FY '24: 0

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

- In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.

- All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held no formal meetings during fiscal 2024, but took action by unanimous written consent.

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cybersecurity), and data protection. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Global Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs and executive succession and development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with corporate social purpose and company governance, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation including issues that involve social and community engagement, workplace diversity, equity, and inclusion, and sustainability relating to the Company's products, its supply chain (including labor practices), and the environment.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process, key business risk areas are reviewed at appropriate times, with some topics reviewed on multiple occasions throughout the year. At every Board meeting, each committee chair provides a report to the full Board outlining the committee's discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, further supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

THE BOARD'S ROLE IN ESG OVERSIGHT

The Board takes an active role overseeing NIKE's commitment to, and progress on, environmental, social, and governance ("ESG") matters. The Board oversees ESG matters primarily through the Corporate Responsibility, Sustainability & Governance

Committee. In addition to overseeing corporate governance (generally, the "G" in "ESG"), this committee also oversees the risks and opportunities associated with NIKE's Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play (generally, the "E" and "S" in "ESG"). The committee's responsibilities include reviewing and providing guidance to management regarding significant Purpose strategies, activities, policies, investments, and programs; reviewing the development of NIKE's five-year Purpose targets and long-term sustainability targets, and monitoring the Company's progress towards those targets; and reviewing and providing guidance to management regarding NIKE's annual Impact Report, which describes our progress towards our Purpose targets for our shareholders and other stakeholders. The Compensation Committee also plays a key role with respect to ESG by overseeing talent management and development for executive officers and senior management, including with respect to employee engagement and workplace diversity, equity, and inclusion. More information about Purpose, including NIKE's annual Impact Report, is available on the Impact section of our website.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The Office of the Corporate Secretary reviews all such communications and refers relevant correspondence directly to a director, as appropriate. In addition, the Office of the Corporate Secretary regularly summarizes for the Board all communications that relate to the functions of the Board or its committees or that otherwise warrant Board attention.

CODE OF CONDUCT

The NIKE Code of Conduct is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

CAPITAL STRUCTURE

Since NIKE's initial public offering in 1980, the Company's articles of incorporation have provided for NIKE to have two classes of voting stock, consisting of the Class A Stock and the Class B Stock.

RIGHTS OF COMMON STOCK

The shares of Class A Stock and Class B Stock have identical voting and economic rights except that the holders of the Class A Stock and Class B Stock vote as separate classes for purposes of electing directors. Specifically, for as long as the number of outstanding shares of Class B Stock is between 25% and 87.5% of the total number of outstanding shares of Common Stock (as is currently the case), the holders of the Class B Stock, voting as a separate class, have the right to elect 25% of the Board (rounded up to the nearest whole number) and the holders of the Class A Stock, voting as a separate class, have the right to elect the remaining directors. If at any time the outstanding number of shares of Class A Stock is less than 12.5% of the total number of outstanding shares of Common Stock, then the Class B Stock, voting as a separate class, will continue to have the right to elect 25% of the Board (rounded up to the nearest whole number), but the Class A Stock and Class B Stock will vote together as a single class to elect the remaining directors. Outside of director elections, the Class A Stock and Class B Stock vote together on all other matters, with each Class A share and Class B share having one vote per share.

Because twelve directors will be elected at the Annual Meeting and the outstanding number of shares of Class B Stock is between 25% and 87.5% of the outstanding shares of Common Stock, the holders of the Class B Stock are entitled to elect three directors at the Annual Meeting and the holders of the Class A Stock are entitled to elect the remaining nine. For each other matter to be voted on at the Annual Meeting (including Proposals 2, 3, 4, 5, 6, 7, and 8), the Class A Stock and Class B Stock will vote together as a single class, each with one vote per share.

Each share of Class A Stock is convertible into one share of Class B Stock. Such conversion is solely at the option of the holder, and cannot be dictated by either the Company or the Board. The Class A Stock is currently primarily held by Swoosh, LLC, an entity that was formed by Mr. Philip Knight, NIKE's co-founder, in 2015 to hold the majority of his shares of Class A Stock.

For additional information regarding NIKE's classes of Common Stock, see the description of the Company's securities included as Exhibit 4.7 to NIKE's Annual Report on Form 10-K for fiscal 2024. For additional information regarding key holders of the Class A Stock and Class B Stock, see the section below titled "Stock Ownership Information—Stock Holdings of Certain Owners and Management".

STRUCTURAL ADVANTAGES

Our unique capital structure enables NIKE to focus on long-term strategy, which our Board believes is critical to creating long-term value. This long-term vision enables the Company to prioritize research and development and innovation, to invest in transformations in support of our strategic objectives, and to integrate Purpose into our business strategy. It also helps to preserve and advance NIKE's unique culture, which we believe powers our success.

At the same time, our capital structure meaningfully protects and represents the interests of our public Class B shareholders. Each share of our Class A Stock and Class B Stock carries the same economic rights and risks, which helps align the interests of our Class A and Class B shareholders. All of our directors, regardless of which class of Common Stock elected them, have fiduciary duties to act in the best interests of all NIKE shareholders. In addition, all directors are subject to the same nomination and evaluation processes, which are described in the section above titled "NIKE, Inc. Board of Directors—Director Nominations", and the Board considers all directors when assessing the mixture of experience, attributes, and skills represented on the Board. All of the directors nominated for election by our Class B shareholders, as well as six out of nine of the directors nominated for election by our Class A shareholders, are independent, and only independent directors sit on the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

INVESTOR FEEDBACK

Although the Board cannot change or eliminate our dual class capital structure without the approval of the holders of the Class A Stock, the Company believes it is important to engage regularly with Class B shareholders to understand their views on NIKE's capital structure. The majority of shareholders with whom we engaged since our last annual meeting expressed that they did not have specific concerns with the Company's dual class structure in light of the fact that it provides for equal voting and economic rights on all matters other than the election of directors, as well as the Company's long history of robust corporate governance practices, strong and effective Board oversight, and highly qualified directors. They also appreciated the Board's responsiveness to feedback, including the refreshment of the slate of Class B director nominees in 2023 to include a member from each of the three key Board committees: the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

SHAREHOLDER ENGAGEMENT

Our approach to governance is informed by the insights and perspectives of our Class B shareholders. We greatly value the opportunity to engage with and solicit feedback from our shareholders regarding matters involving the Company, with a focus on ESG matters, and we believe that maintaining an open dialogue strengthens the Company's approach to its corporate governance practices and disclosures. Below is an overview of the Company's fiscal 2024 engagement practices regarding ESG matters. These ESG-related engagements take place in addition to regular financial-related outreach led by our Investor Relations team and engagement with shareholder proponents led by our Office of the Corporate Secretary.

INTEGRATED ENGAGEMENT TEAM	TYPES OF ENGAGEMENT	KEY FISCAL 2024 ENGAGEMENT TOPICS
• Independent Directors • Investor Relations • Total Rewards and Executive Compensation • Office of the Corporate Secretary	• One-on-one meetings • E-mail communications	• NIKE leadership structure • Board composition and evergreen refreshment • Risk oversight • Capital structure • Executive compensation • Responsible sourcing

In fiscal 2024, we reached out to shareholders representing 46% of our Class B shares and engaged with shareholders representing 43% of our Class B shares

The Board is committed to understanding the views of our shareholders. Therefore, the Chair of our Corporate Responsibility, Sustainability & Governance Committee actively participated in engagements with certain of the Company's largest investors during fiscal 2024. In addition, management and our Board leadership reports key themes and feedback that emerge during these engagements to the full Board and any relevant committees, so that we can continue to refine and adapt our practices to better address the issues that our shareholders raise with us.

The Board and management carefully consider and integrate shareholder feedback into the Company's practices and disclosures. Recent changes to our practices include refining our fiscal 2024 executive compensation program, including by evolving the long-term incentive award mix to include 50% performance-based restricted stock units (as described in the section below titled "Executive Compensation—Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive"); adopting an overboarding policy in 2024 to increase clarity and transparency about the Board's expectations that directors devote appropriate time to Board responsibilities; and refreshing the slate of Class B director nominees in 2023 to include a member of each of the key Board committees. We have also enhanced our proxy statement disclosures over the past several years in response to shareholder feedback, including providing additional detail and transparency regarding Board diversity, Board oversight of ESG, and our capital structure.

DIRECTOR COMPENSATION FOR FISCAL 2024

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
Cathleen Benko	100,000	190,770	—	18,714	309,484
Timothy Cook	165,000	190,770	—	20,000	375,770
Thasunda Duckett	100,000	190,770	—	—	290,770
Mónica Gil	100,000	190,770	—	—	290,770
Alan Graf, Jr.	135,000	190,770	—	—	325,770
Maria Henry[3]	105,000	370,050	—	20,000	495,050
Peter Henry	105,000	190,770	—	10,000	305,770
Travis Knight	100,000	190,770	—	—	290,770
Michelle Peluso	125,000	190,770	—	20,000	335,770
John Rogers, Jr.	100,000	190,770	—	—	290,770
Robert Swan	105,000	190,770	—	20,000	315,770

(1) *Represents the grant date fair value of restricted stock awards granted in fiscal 2024 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2024, Ms. Henry held 3,711 shares of unvested restricted stock, each other non-employee director held 1,981shares of unvested restricted stock, and no non-employee director held any outstanding stock options.*

(2) *Consists of matched contributions to charities under the NIKE Matching Gift Program.*

(3) *For Ms. Henry, who was appointed to the Board effective June 1, 2023, stock awards consist of a one-time, sign-on grant of restricted stock as well as an annual restricted stock award, each as described in the section below titled "Director Fees and Arrangements".*

DIRECTOR FEES AND ARRANGEMENTS

Under our director compensation program in effect for fiscal 2024, non-employee directors receive:

- An annual retainer of $100,000, paid in quarterly installments.

- Upon appointment to the Board, a one-time, sign-on restricted stock award valued at $200,000 on the date of grant, generally, the date of appointment. The one-time, sign-on restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the first anniversary of the date of grant.

- An annual restricted stock award valued at $200,000 on the date of grant, generally, the date of each annual meeting of shareholders. The number of restricted shares granted to each director for fiscal 2024 was determined by dividing the director's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the last day of the 12th full calendar month following the date of grant.

- For the Lead Independent Director, an annual retainer of $40,000, paid in quarterly installments.

- For chairs of Board committees (other than the Executive Committee), an annual retainer of $25,000 for each committee chaired ($30,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.

- For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.
- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.
- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides a matching contribution to the charities in an equal amount, up to $20,000 in the aggregate, for each director annually.

Neither Mr. Donahoe nor Mr. Parker received any additional compensation for services provided as a director in fiscal 2024.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our Deferred Compensation Plan, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Executive Compensation—Executive Compensation Tables—Non-Qualified Deferred Compensation in Fiscal 2024—Non-Qualified Deferred Compensation Plans".

EXECUTIVE COMPENSATION

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement. At our 2023 annual meeting of shareholders, approximately 88% of the votes cast on the say-on-pay proposal were voted in favor of the proposal.

The Compensation Committee is committed to understanding the views of our shareholders with respect to the executive compensation program. Therefore, during fiscal 2024, the committee considered the results of the 2023 say-on-pay proposal, which the committee believes affirm shareholders' support of the Company's approach to executive compensation and the committee's decisions, as well as direct feedback from shareholders provided during management and Board engagements.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance incentives;
- setting incentive award targets based on clearly disclosed, objective performance measures;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, a clawback policy, and additional standalone clawback provisions; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2024 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our compensation program, philosophy, decisions, and process for the compensation of our Named Executive Officers for fiscal 2024:

NAMED EXECUTIVE OFFICER	TITLE
John Donahoe II	President and Chief Executive Officer
Mark Parker	Executive Chairman
Matthew Friend	Executive Vice President and Chief Financial Officer
Heidi O'Neill	President, Consumer, Product & Brand
Craig Williams	President, Geographies & Marketplace

This Compensation Discussion and Analysis is organized into four sections:

- Executive Summary (page 30)
- Compensation of Our Named Executive Officers (page 32)
- Our Compensation Process (page 39)
- Other Compensation Practices (page 40)

Key Defined Terms

TERM	DEFINITION
401(k) Plan	401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Absolute TSR	Company total shareholder return for the applicable performance period
Adjusted EBIT	EBIT, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
Adjusted Revenue	Company revenue, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
CD&A	Compensation Discussion and Analysis
EBIT	Company earnings before interest and taxes
NEO	Named Executive Officer
PSP	NIKE, Inc. Executive Performance Sharing Plan
PSU	Performance-based restricted stock unit
Relative TSR	Absolute TSR for the applicable performance period relative to total shareholder return over the same period for the other companies in the S&P 500
RSU	Time-vesting restricted stock unit
SIP	NIKE, Inc. Stock Incentive Plan

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

- We follow a **pay for performance** philosophy, intended to drive business results and maximize shareholder value. Compensation is therefore highly incentive-based and heavily weighted towards long-term awards to emphasize long-term performance.

- We strive every day to **win as a team**. To foster teamwork, and ensure internal pay equity, we utilize a cohort approach by aligning compensation across executive roles.

- We value **shareholder feedback**. We consider the results of our annual say-on-pay vote—88% in favor last year, which we believe affirms shareholders' support of our executive compensation approach and decisions—as well as feedback shared directly through our shareholder engagement efforts described on page 25.

DIRECT COMPENSATION ELEMENTS

NIKE's direct compensation for the Named Executive Officers generally consists of the following elements:

ELEMENT		KEY CHARACTERISTICS	PURPOSE
Base Salary		Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award – PSP		Variable cash incentive compensation earned at 0% – 200% based on Company performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Award – SIP	PSUs (50%[1])	Variable stock-based incentive compensation earned at 0% – 200% based on Company performance over a 3-year performance period; value dependent upon achievement of performance metrics and our stock price	Aligns NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth; promotes retention
	Stock Options (35%[1])	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
	RSUs (15%[1])	Stock-based incentive compensation that generally vests in 3 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

(1) *Percentages reflect the long-term incentive award mix for all NEOs except Mr. Parker who, due to his role as Executive Chairman, received his long-term incentive award 100% in the form of stock options.*

FISCAL 2024 PROGRAM ENHANCEMENTS

The following outlines enhancements to the executive compensation program for fiscal 2024:

PROGRAM ELEMENT	OBJECTIVE	ENHANCEMENT[1]
Annual Cash Incentive Award – PSP	Focus on top-line growth and overall profitability	Streamlined plan to two equally-weighted metrics—Adjusted Revenue (for driving top-line growth) and Adjusted EBIT (for managing overall profitability)—by eliminating adjusted digital revenue as a metric
	Incentivize and reward exceptional performance, while balancing achievability	Increased the spread between threshold and maximum by increasing the maximum level (from 150% to 200%) and decreasing the threshold level (from 50% to 25%)
Long-Term Incentive Award – SIP	Further strengthen the connection between pay and performance, and respond to shareholder feedback	Increased the portion of the long-term incentive award granted in the form of PSUs to 50%, with the remainder delivered in the form of stock options (35%) and RSUs (15%)

(1) *Program enhancements applied to all NEOs except Mr. Parker who, due to his role as Executive Chairman, did not receive a PSP award and received his long-term incentive award 100% in the form of stock options.*

INCENTIVE AWARD OUTCOMES

The following summarizes incentive award outcomes for fiscal 2024. For more information on incentive award outcomes for the NEOs, see the sections below titled "Compensation of our Named Executive Officers—Annual Cash Incentive" and "Compensation of our Named Executive Officers—Long-Term Incentive—Fiscal 2022 Award Results".

FISCAL 2024 PSP


THRESHOLD
TARGET
MAXIMUM
Adjusted Revenue
0%
25%
100%
200%
37%
Adjusted EBIT
0%
25%
100%
200%
93%
PSP Payout
0%
25%
100%
200%
65%

FISCAL 2022 – 2024 PSUs


THRESHOLD
TARGET
MAXIMUM
0%
25%
100%
200%
0%
Relative TSR
People & Planet modifier

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO

- ✓ Base a majority of total compensation on performance and retention incentives
- ✓ Mitigate risk by using multiple performance periods and metrics, incentive payment caps, a clawback policy, and additional standalone clawback provisions
- ✓ Base incentive awards on clearly disclosed, objective performance goals
- ✓ Maintain robust stock ownership guidelines
- ✓ Vest stock-based awards over time to promote long-term performance and retention
- ✓ Provide only double-trigger change-in-control acceleration for stock-based awards

WHAT WE DON'T DO

- × No dividend equivalents paid on PSUs or RSUs unless and until shares are earned
- × No repricing of stock options
- × No hedging transactions or short sales permitted
- × No pension or supplemental executive retirement plan
- × No tax gross-ups for perquisites
- × No cash-based change-in-control benefits
- × No excise tax gross-ups upon change of control

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program consists of direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees.

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a segmented cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors relating to our business, the competitive market for top-tier talent, and the applicable executives—including future potential, individual performance, market insights, succession planning, retention, and leadership continuity.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program balances performance incentives, including by using multiple performance metrics and periods, and through a mixture of cash- and stock-based compensation elements. Stock-based compensation—which consists of PSUs, stock options, and RSUs—is also structured to pay for performance by linking the majority of each NEO's target total direct compensation directly to our stock price. The following charts illustrate the mix of components that make up fiscal 2024 target total direct compensation for our NEOs.

FISCAL 2024 TARGET TOTAL DIRECT COMPOSITION MIX

CEO



$2,850,000
(12% of total)
RSUs

$1,500,000
(6% of total)
Base Salary

$3,000,000
(13% of total)
PSP

$6,650,000
(28% of total)
Stock Options

$9,500,000
(40% of total)
PSUs

Other NEOs*



$1,200,000
(11% of total)
RSUs

$1,250,000
(12% of total)
Base Salary

$1,500,000
(14% of total)
PSP

$2,800,000
(26% of total)
Stock Options

$4,000,000
(37% of total)
PSUs

Incentive Compensation

- To prioritize pay for performance, incentive compensation constitutes 94% of total target direct compensation for our CEO (88% for the other NEOs*).
- To emphasize long-term performance, long-term incentive awards constitute 86% of total target incentive compensation for our CEO (84% for the other NEOs*).
- Long-term incentive awards are heavily weighted towards PSUs, which constitute 50% of stock awards for our CEO and the other NEOs*.

* *"Other NEOs" represents each of Mr. Friend, Ms. O'Neill, and Mr. Williams, and excludes Mr. Parker whose compensation is structured differently due to his role as Executive Chairman.*

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent. Generally, the Compensation Committee reviews and determines base salaries for our Named Executive Officers in June, with any adjustments becoming effective in August of the same year. The Compensation Committee set Mr. Williams' base salary to align with his applicable cohort in connection with his appointment as President of Geographies & Marketplace. Fiscal 2024 base salaries for each other Named Executive Officer remained unchanged compared to fiscal 2023.

NAMED EXECUTIVE OFFICER	FISCAL 2024 BASE SALARY	% CHANGE
John Donahoe II	$1,500,000	0%
Mark Parker	$1,000,000	0%
Matthew Friend	$1,250,000	0%
Heidi O'Neill	$1,250,000	0%
Craig Williams	$1,250,000	N/A

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the Named Executive Officers under our PSP and are designed to reflect our "pay for performance" philosophy. For fiscal 2024, PSP awards were eligible to be earned between 0% and 200% of target based on Company performance during the fiscal year. The Compensation Committee retains discretion to adjust PSP metrics and award payouts based on individual or Company performance. To align employees and reinforce our one-team culture, the same compensation philosophy and metrics that underlie our PSP awards generally apply to all global employees who are eligible to participate in the Company's success through annual incentive bonuses.

The Compensation Committee set the PSP target award for Mr. Williams to align with his applicable cohort in connection with his appointment as President of Geographies & Marketplace. For each other NEO, the committee maintained fiscal 2024 PSP target awards at the same level as his or her fiscal 2023 PSP target award. Therefore, the fiscal 2024 PSP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2024 PSP TARGET AWARD (% OF BASE SALARY)
John Donahoe II	200%
Mark Parker	0%
Matthew Friend	120%
Heidi O'Neill	120%
Craig Williams	120%

In June 2023, the Compensation Committee reviewed our annual cash incentive program and determined to make the following changes for the fiscal 2024 PSP awards in order to drive sustained engagement, motivation, and Company performance and to better align with NIKE's business strategy and culture:

- Streamlined the metrics to Adjusted Revenue and Adjusted EBIT (eliminating the adjusted digital revenue metric used in prior year awards) to focus on driving top-line growth and managing overall profitability, respectively.

- Increased the spread between threshold and maximum earnout levels by increasing the maximum to 200% of target (from 150%) and decreasing the threshold to 25% of target (from 50%), to incentivize and reward exceptional performance while balancing achievability.

Consistent with the prior year, the committee maintained equal weighting for the metrics (with the weight of each metric increasing to 50% due to the decrease from three metrics to two) as well as a single, year-long performance period.

In setting the year-long performance goals for the PSP, the Compensation Committee sought to drive sustainable and profitable growth. Accordingly, the Adjusted Revenue target goal represented an increase of 5% compared to actual fiscal 2023 revenue, with threshold and maximum goals set equidistant from the target goal to balance stretch and risk. The Adjusted EBIT target goal represented an increase of 15% compared to actual fiscal 2023 EBIT, with threshold and maximum goals set non-equidistant from the target goal; the additional upside stretch was built into the maximum goal to incentivize exceptional performance.

For fiscal 2024, Adjusted Revenue of $51.7 billion corresponded to an earnout of 37% and Adjusted EBIT of $7.1 billion corresponded to an earnout of 93%. These earnouts were averaged together to calculate a PSP payout of 65% for all executive officers. The fiscal 2024 PSP performance goals, achievement levels, and payout are illustrated below.

FISCAL 2024 PERFORMANCE GOALS AND RESULTS

(Dollars in millions)



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%	
Adjusted Revenue[1] (Weighted 50%)	$51,199	$53,894	$56,588	EARNOUT: 37%
	ACTUAL ACHIEVEMENT: $51,656M			
Adjusted EBIT[1] (Weighted 50%)	$6,414	$7,127	$8,196	EARNOUT: 93%
	ACTUAL ACHIEVEMENT: $7,062M			

FISCAL 2024 PSP PAYOUT	65%

(1) As described on page 29, each metric excluded the impact of certain non-operational events to help drive and reward organic growth.

LONG-TERM INCENTIVE

Long-term incentive compensation incentivizes and rewards long-term Company performance, aligns executives' interests with those of our shareholders, and promotes retention in a highly competitive talent marketplace. Therefore, this element of our executive compensation program forms the largest portion of our Named Executive Officers' direct compensation, constituting 81% of fiscal 2024 target total direct compensation for Mr. Donahoe (67% for Mr. Parker and 74% for each other NEO).

Long-term incentive compensation consists of three components: PSUs, stock options, and RSUs, each granted under our SIP. In fiscal 2024, the Compensation Committee finished a multi-year evolution to increase the proportion of the total long-term incentive award delivered in the form of PSUs to 50%. Therefore, fiscal 2024 NEO awards were delivered 50% as PSUs, 35% as stock options, and 15% as RSUs (excluding Mr. Parker, whose long-term incentive award is delivered entirely as stock options due to his role as Executive Chairman).



Consistent with prior years, the Company made grants of fiscal 2024 long-term incentive awards to executive officers (including NEOs) on August 1, 2023. The Compensation Committee determined in June 2024 to align the grant date for long-term incentive awards to executive officers (including NEOs) with the grant date for employees below the executive officer level. Accordingly, awards for fiscal 2025 and thereafter are expected to be granted to executive officers (including NEOs) on September 1 of each fiscal year.

FISCAL 2024 AWARD GRANTS

The Compensation Committee determined the fiscal 2024 long-term incentive awards in June 2023. With respect to the mix of the long-term incentive award components, the Compensation Committee completed a multi-year evolution to increase the proportion delivered in PSUs. In setting the value of each long-term incentive award, the committee considered multiple factors, including individual and Company performance, evolving responsibilities, our cohort compensation approach, and retaining top-tier talent in a highly competitive talent marketplace.

Accordingly, the Compensation Committee increased the target value of Mr. Donahoe's long-term incentive award by $2,000,000 compared to fiscal 2023, which consisted of a PSU increase of $1,600,000, a stock option increase of $350,000, and an RSU increase of $50,000. Given Mr. Parker's responsibilities as Executive Chairman, the committee maintained his same award value and mix compared to fiscal 2023. For each of Mr. Friend and Ms. O'Neill, the Compensation Committee increased the target long-term incentive award by $2,500,000, which consisted in each case of a PSU increase of $2,000,000, a stock option increase of $700,000, and an RSU decrease of $200,000. The committee set the target value and mix of Mr. Williams' long-term incentive award to align with his applicable cohort in connection with his appointment as President of Geographies & Marketplace. The fiscal 2024 long-term incentive award values were:

NAMED EXECUTIVE OFFICER	TOTAL FISCAL 2024 LONG-TERM INCENTIVE AWARD		TARGET PSUs (50%)[1]	STOCK OPTIONS (35%)[1]	RSUs (15%)[1]
John Donahoe II	$19,000,000	→	$9,500,000	$6,650,000	$2,850,000
Mark Parker	$2,000,000	→	—	$2,000,000	—
Matthew Friend	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
Heidi O'Neill	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
Craig Williams	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000

(1) *Percentages reflect the long-term incentive award mix for all Named Executive Officers except Mr. Parker, whose long-term incentive award was delivered 100% in stock options.*

2024 – 2026 PSUs
PSUs align our Named Executive Officers' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth. PSU awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period.

In June 2023, the Compensation Committee selected the metric, corresponding performance goals, and award terms for the fiscal 2024 – 2026 PSU awards. The committee will determine the earnout of the fiscal 2024 – 2026 PSU awards following the completion of the three-year performance period, and any PSUs that are earned will vest on August 1, 2026.

Consistent with the prior year's awards, the Compensation Committee selected Relative TSR as the metric for the fiscal 2024 – 2026 PSU awards and continued to target above-median performance as shown in the table below:

FISCAL 2024 – 2026 PERFORMANCE GOALS

% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%
Relative TSR[1]	25th percentile	55th percentile	85th percentile

(1) *Relative TSR for fiscal years 2024, 2025, and 2026, calculated using the 20-trading day average stock price and assuming that dividends paid during the performance period are reinvested in the applicable company's stock.*

PSUs will be earned at 100% of target if the Company's Relative TSR for the performance period is at the 55th percentile, and will be earned at 0% if the Company's Relative TSR for the performance period is below the 25th percentile. PSU earnout based on Relative TSR performance is subject to a cap of 100% of target if Absolute TSR for the performance period is negative. The Compensation Committee selected three-year Relative TSR as the performance metric because it is an objective and transparent measure of long-term shareholder value, especially in the context of a volatile market. Furthermore, the cap on payout if Absolute TSR is negative incentivizes NEOs to pursue long-term growth.

The fiscal 2024 – 2026 PSU awards also contain a People & Planet modifier designed to support our commitment to Purpose, which is a key component of our long-term strategy. If Relative TSR meets or exceeds the threshold performance goal, the People & Planet modifier permits the Compensation Committee to adjust the earnout upwards or downwards by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, leadership diversity, and sustainability. Structuring the modifier as a holistic assessment ensures that the final earnout comprehensively balances these broad and disparate issues and appropriately reflects the spirit of our Purpose commitment.

The target number of PSUs granted to each Named Executive Officer for fiscal 2024 was determined by dividing the NEO's target award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. PSUs accumulate dividend equivalents that are paid only when, and to the extent, they vest. To promote retention, the PSU awards generally provide that any unvested PSUs are forfeited if the Named Executive Officer leaves the Company. Forfeiture is subject to partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

STOCK OPTIONS

Stock options align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy by rewarding the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO for fiscal 2024 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a 20-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. Options granted to the Named Executive Officers vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant (or the trading day immediately prior to the grant date, if the grant date is not a trading day). To promote retention, stock options generally provide that if a Named Executive Officer leaves the Company, they forfeit any unvested stock options. Forfeiture is subject to a limited retirement provision designed to encourage executives to delay retirement, as well as partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (each as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSUs

RSUs align our Named Executive Officers' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2024 was determined by dividing the NEO's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. RSUs granted to the Named Executive Officers as part of long-term incentive compensation vest in equal annual installments over three years and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the Named Executive Officer leaves the Company. Forfeiture is subject to partial accelerated vesting upon termination of employment in connection with a divestiture or reduction in force (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

FISCAL 2022 AWARD RESULTS

As previously disclosed in our 2022 proxy statement, the fiscal 2022 – 2024 PSU awards granted in June 2021 were to be earned between 0% and 200% of target based on Relative TSR over a three-year performance period (subject to a payout cap of 100% if Absolute TSR was negative). In addition, if Relative TSR was achieved at or above the threshold performance goal, a People & Planet modifier would allow the award payout to be increased or decreased by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, leadership diversity, and sustainability.

NIKE's Relative TSR for fiscal years 2022 – 2024 was at the 10th percentile, corresponding to an earnout of 0%. Relative TSR was calculated in comparison to the companies that were included in the S&P 500 as of May 31, 2024, using the 20-trading day average stock price and assuming that dividends paid during the performance period were reinvested in the applicable company's stock. Because Relative TSR was below the threshold performance goal, the People & Planet modifier was not applicable. Therefore, as illustrated below, the total payout for the fiscal 2022 – 2024 PSU awards was 0% for each of the NEOs.

FISCAL 2022 – 2024 PERFORMANCE RESULTS







FINANCIAL PERFORMANCE METRIC
% PAYOUT
THRESHOLD 25%
TARGET 100%
MAXIMUM 200%
Relative TSR
25th percentile
55th percentile
85th percentile
ACTUAL ACHIEVEMENT: 10th percentile
EARNOUT: 0%
PEOPLE & PLANET MODIFIER
-20%
0%
20%
The People & Planet modifier did not apply because Relative TSR performance was below the threshold performance level
MODIFIER: 0%
TOTAL PAYOUT
0%





OTHER COMPENSATION

PROFIT SHARING AND RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Plan—under which all eligible U.S. employees, including the Named Executive Officers, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($330,000 for fiscal 2024) that may be taken into account when determining contributions under that plan. Accordingly, we provide our Named Executive Officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified Deferred Compensation Plan. We do not match deferrals to the Deferred Compensation Plan. Balances in the Deferred Compensation Plan, including the balances of the Named Executive Officers, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy.

Fiscal 2024 matching contributions to the Named Executive Officers under the 401(k) Plan are included in the All Other Compensation column in the Summary Compensation Table on page 42.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the Named Executive Officers, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our Named Executive Officers, which generally consist of home security and financial planning services. Given the nature of our business, from time to time certain Company employees, including certain executive officers, may also receive Company product, event tickets, or travel benefits that are not generally offered to all employees.

In addition, Mr. Donahoe and Mr. Parker are entitled to limited personal use of Company aircraft, primarily pursuant to time sharing agreements, which is intended to increase the security, availability, and productivity of these individuals. They are also entitled to enhanced charitable gift matching under our Employee Matching Gift Program—a program designed to encourage and support employees in giving back to our communities and creating positive change—with an executive contribution limit of $1,000,000 per calendar year and Company matching on a 4:1 basis. Our Employee Matching Gift Program does not match employee contributions that benefit the employee, including contributions to the employee's personal or family foundation or to a non-profit organization that is managed or led by, or provides compensation or assistance to, the employee or a member of their family. Because the Employee Matching Gift Program is managed on a calendar year basis while the Summary Compensation Table reports compensation for the fiscal year, the charitable matching amounts reported in the Summary Compensation Table may exceed $4,000,000 (up to a maximum of $8,000,000) due to the timing of charitable contributions. For fiscal 2024, Mr. Donahoe and Mr. Parker each donated to a range of charitable causes.

We do not provide any tax gross-ups on perquisites to our executive officers. Greater detail about the perquisites and personal benefits provided to our Named Executive Officers in fiscal 2024 is provided in the footnotes to the Summary Compensation Table on page 42.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our Named Executive Officers, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

LETTER AGREEMENTS

We do not have employment contracts with any of our executive officers, other than letter agreements with Messrs. Donahoe and Parker that provide for the enhanced charitable matching benefit described in the section above titled "Perquisites and Other Benefits".

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our Named Executive Officers during the fiscal year as follows:



Q1
- Finalize payouts for completed incentive awards
- Review executive officer performance
- Set CEO performance goals
- Set salaries and PSP target awards, and grant stock awards, for executive officers
- Set PSP and PSU metrics and goals

Q2
- Review and update peer group for upcoming fiscal year (generally every other year)

Q4
- Review and update executive compensation plan design and policies
- Review company performance and projected incentive award payouts

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group (consisting of companies with similar revenue size, market capitalization, brand value, products, or markets, or with which we compete for executive talent, or which are aligned with our evolving business and talent strategies) to provide a reference for assessing executive compensation levels and practices. Based on the criteria, the following peer group was considered for purposes of setting fiscal 2024 executive compensation:

American Express Company	Microsoft Corporation	Salesforce, Inc.
Best Buy Company, Inc.	Mondelez International, Inc.	Starbucks Corporation
The Coca-Cola Company	Netflix, Inc.	Target Corporation
Kimberly-Clark Corporation	Oracle Corporation	TJX Companies
Lowe's Companies, Inc.	Pepsico, Inc.	Walmart Inc.
McDonald's Corporation	Procter & Gamble Company	The Walt Disney Company

In November 2023, the Compensation Committee further refined the peer group for purposes of setting fiscal 2025 executive compensation to include Cisco Systems, Inc. and to remove American Express Company and Oracle Corporation.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon, Willis Towers Watson, and Mercer, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. The Compensation Committee chose not to retain any such consultants in fiscal 2024. However, in connection with the committee's analysis and decision-making regarding the fiscal 2024 executive compensation program, the Compensation Committee supplemented peer group data with information from surveys and reports containing competitive market data from Aon, Willis Towers Watson, and Mercer, which are obtained by our human resources staff.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, each executive officer is required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer		8X Base Salary
Other Executive Officers (including NEOs)		3X Base Salary

New executive officers are required to attain these ownership levels within five years of their appointment. For purposes of calculating ownership, we exclude unvested PSUs as well as all stock options (whether vested or unvested). As of May 31, 2024, the CEO and each of our other executive officers, including each other Named Executive Officer, has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization, or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading blackouts; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

PSP awards do not accelerate upon a change in control. PSU, stock option, and RSU awards are subject only to "double-trigger" accelerated change-in-control vesting (with PSUs vesting at 100% of target), meaning that vesting is accelerated only if there is a change in control of the Company, and within the following two years, either the acquiring entity fails to assume the awards or the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

In December 2023, the Company adopted a revised clawback policy regarding accounting restatements in connection with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and corresponding NYSE listing standards. The clawback policy generally requires recoupment of erroneously awarded incentive-based compensation (including any compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure) received by current and former executive officers (as defined in Rule 10D-1 of the Exchange Act), including our NEOs, during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under U.S. federal securities laws.

In addition to the clawback policy, the Company maintains clawback provisions in the PSP and all of our equity award agreements (including all time-vesting equity awards) that generally permit recoupment in the event of the recipient's theft, embezzlement, fraud, breach of confidentiality or other applicable restrictive covenants, or material breach of contract.

RISK ASSESSMENT

At the Compensation Committee's request, management prepared an assessment of potential risks associated with the Company's fiscal 2024 compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of executive compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of PSUs, stock options, and RSUs upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control. The Compensation Committee reviewed the risk assessment and concluded that our compensation programs and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our executive compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals and the interests of our shareholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

- Timothy Cook, Chair
- Cathleen Benko
- Mónica Gil

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of each Named Executive Officer for fiscal years 2024, 2023, and 2022.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS[4] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
John Donahoe II President and Chief Executive Officer	2024	1,557,692	—	12,400,986	6,836,722	1,950,000	6,439,301	29,184,701
	2023	1,500,000	—	13,220,455	7,247,371	6,770,000	4,052,059	32,789,885
	2022	1,500,000	—	12,061,812	6,782,995	4,450,000	4,043,253	28,838,060
Matthew Friend Executive Vice President and Chief Financial Officer	2024	1,298,077	—	5,221,473	2,878,629	975,000	17,331	10,390,510
	2023	1,221,154	—	4,080,045	2,415,790	2,425,000	15,250	10,157,239
	2022	1,056,731	1,056,000	2,783,949	1,938,030	890,000	14,500	7,739,210
Heidi O'Neill President, Consumer, Product & Brand	2024	1,298,077	—	5,221,473	2,878,629	975,000	26,208	10,399,387
	2023	1,250,000	—	4,080,045	2,415,790	2,425,000	15,250	10,186,085
	2022	1,221,154	1,200,000	2,990,322	2,261,028	890,000	26,618	8,589,122
Mark Parker Executive Chairman	2024	1,038,461	—	—	2,056,159	—	4,969,977	8,064,597
	2023	1,000,000	—	—	2,300,765	—	6,638,047	9,938,812
	2022	1,134,615	—	—	2,153,362	4,450,000	4,096,391	11,834,368
Craig Williams President, Geographies & Marketplace	2024	1,272,115	—	5,221,473	2,878,629	975,000	16,500	10,363,717

(1) Salary amounts for fiscal 2024 reflect 27 bi-weekly pay periods, compared with 26 bi-weekly pay periods for fiscal 2023 and fiscal 2022.

(2) For fiscal 2022, represents annual cash incentive awards under our PSP which were paid at 0% for Mr. Donahoe and 80% for Mr. Friend and Ms. O'Neill. Mr. Parker did not receive a fiscal 2022 PSP award.

(3) Represents the grant date fair value of RSU and PSU awards, in each case computed in accordance with accounting guidance applicable to stock-based compensation. For RSUs, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. For PSUs, the grant date fair value was computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The assumptions made in determining the grant date fair value of PSUs under applicable accounting guidance are disclosed in footnote 5 of "Grants of Plan-Based Awards in Fiscal 2024". For fiscal 2024, the grant date fair value of the PSU awards was: $9,515,014 for Mr. Donahoe and $4,006,367 for Messrs. Friend and Williams and Ms. O'Neill. Assuming that the maximum level of performance conditions is achieved, the PSU award values would be: $19,239,303 for Mr. Donahoe and $8,100,851 for Messrs. Friend and Williams and Ms. O'Neill. Mr. Parker's long-term incentive award for each fiscal year was delivered 100% in stock options.

(4) Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair value of options under applicable accounting guidance are disclosed in Note 9 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2024.

(5) Non-Equity Incentive Plan Compensation consists of the following:

NAME	Year	ANNUAL INCENTIVE COMPENSATION[a] ($)	LONG-TERM INCENTIVE COMPENSATION[b] ($)	TOTAL ($)
John Donahoe II	2024	1,950,000	—	1,950,000
	2023	3,570,000	3,200,000	6,770,000
	2022	—	4,450,000	4,450,000
Matthew Friend	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000
	2022	—	890,000	890,000
Heidi O'Neill	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000
	2022	—	890,000	890,000
Mark Parker	2024	—	—	—
	2023	—	—	—
	2022	—	4,450,000	4,450,000
Craig Williams	2024	975,000	—	975,000

(a) Amounts shown were earned for performance in the applicable fiscal year under our PSP.

(b) Amounts shown were earned for performance during the three-year period ending with the applicable fiscal year under the NIKE, Inc. Amended and Restated Long-term Incentive Plan ("LTIP"). Beginning with the fiscal 2022 – 2024 performance period, LTIP awards were replaced by PSUs.

(6) For fiscal 2024, includes Company matching contributions to the 401(k) Plan in the amount of $16,500 for each of the Named Executive Officers. The amount for Mr. Donahoe also includes $6,280,000 in charitable matching contributions made by the Company, $123,026 in aggregate incremental cost to the Company for personal use of the Company's aircraft, as well as the value of security services and Company-related merchandise. The amount for Mr. Parker also includes $4,760,000 in charitable matching contributions made by the Company, $160,052 in aggregate incremental cost to the Company for personal use of the Company' aircraft, $33,400 in security services, as well as the value of Company-related merchandise. The aggregate incremental cost for personal use of the Company's aircraft is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight. The amounts for Mr. Donahoe and Mr. Parker exclude the aggregate incremental cost to the Company for personal use of the Company's aircraft for which Mr. Donahoe or Mr. Parker, as applicable, reimbursed the Company in accordance with a time sharing agreement and as allowed under Federal Aviation Regulation 91.501(c) and (d).

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2024

The following table sets forth information concerning the performance-based annual cash incentive opportunities and PSUs, RSUs, and stock options granted to the Named Executive Officers in fiscal 2024.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5] ($)
John Donahoe II			750,000	3,000,000	6,000,000							
	8/1/2023	6/28/2023				21,983	87,931	175,862				9,515,014
	8/1/2023	6/28/2023							26,380			2,885,972
	8/1/2023	6/28/2023								196,514	109.40	6,836,722
Matthew Friend			375,000	1,500,000	3,000,000							
	8/1/2023	6/28/2023				9,256	37,024	74,048				4,006,367
	8/1/2023	6/28/2023							11,107			1,215,106
	8/1/2023	6/28/2023								82,743	109.40	2,878,629
Heidi O'Neill			375,000	1,500,000	3,000,000							
	8/1/2023	6/28/2023				9,256	37,024	74,048				4,006,367
	8/1/2023	6/28/2023							11,107			1,215,106
	8/1/2023	6/28/2023								82,743	109.40	2,878,629
Mark Parker			—	—	—							
	8/1/2023	6/28/2023				—	—	—				—
	8/1/2023	6/28/2023							—			—
	8/1/2023	6/28/2023								59,102	109.40	2,056,159
Craig Williams			375,000	1,500,000	3,000,000							
	8/1/2023	6/28/2023				9,256	37,024	74,048				4,006,367
	8/1/2023	6/28/2023							11,107			1,215,106
	8/1/2023	6/28/2023								82,743	109.40	2,878,629

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2024 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2024 based on a percentage of the executive's salary as follows: Mr. Donahoe, 200%; Mr. Friend, 120%; Ms. O'Neill, 120%; Mr. Parker, 0%; and Mr. Williams, 120%. Fiscal 2024 PSP awards were eligible to be earned between 0% and 200% of target based on Company performance on two equally-weighted metrics—Adjusted Revenue and Adjusted EBIT—during fiscal 2024. Actual award payouts earned in fiscal 2024 and paid in fiscal 2025 are shown in the Summary Compensation Table.

(2) These amounts represent grants of PSUs under the SIP which are eligible to be earned between 0% and 200% of target based on Relative TSR for fiscal 2024 – 2026, subject to a cap of 100% of target if Absolute TSR for the performance period is negative. If Relative TSR is at or above the threshold performance goal, the Compensation Committee may adjust the earnout upwards or downwards by up to 20 percentage points based on a holistic assessment of the Company's performance during the three-year performance period with respect to employee engagement and inclusion, representation of diverse individuals in leadership positions, and sustainability. Earned PSUs will vest in August 2026 and are generally subject to continued employment through the vesting date. Vesting will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". The PSUs accumulate cash dividend equivalents that are paid only when, and to the extent, they vest.

(3) Amounts reported in this column represent grants of RSUs under the SIP which vest in three equal installments on the first three anniversaries of the grant date. Vesting will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". The RSUs accumulate cash dividend equivalents that are only paid upon vesting.

(4) Amounts reported in this column represent stock options granted under the SIP which become exercisable in four equal installments on the first four anniversaries of the grant date. Options become exercisable in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(5) For stock awards, represents the grant date fair value of (a) RSUs based on the closing market price of our Class B Stock on the grant date and (b) PSUs based on a value of $108.21 per share computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The Monte Carlo simulation was performed using the remaining performance period of 2.83 years and assuming an expected volatility of 32.61% and risk-free interest rate of 4.50%. The expected volatility was based on an analysis of the historical volatility of the Class B Stock on the grant date for 2.83 years. The risk-free interest rate corresponding with the remaining performance period was calculated using the U.S. Treasury (constant maturity) risk-free rates in effect on the grant date for a 2- and 3-year period. For option awards, represents the grant date fair value of stock options granted based on a value of $34.79 per share, calculated using the Black-Scholes option pricing model. The assumptions made in determining option values are disclosed in Note 9 to Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2024. Stock and option award values were computed in accordance with accounting guidance applicable to stock-based compensation.

OUTSTANDING EQUITY AWARDS AT MAY 31, 2024

The following table sets forth information concerning outstanding stock options, PSUs, and RSUs held by the Named Executive Officers at May 31, 2024.

| | OPTION AWARDS | | | | STOCK AWARDS | | | |
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
John Donahoe II	236,843	—	102.16	1/13/2030				
	767,544	—	102.16	1/13/2030				
	179,682	59,893[4]	97.61	8/1/2030				
	76,420	76,419[5]	167.51	8/1/2031				
	56,391	169,173[6]	114.30	8/1/2032				
	—	196,514[7]	109.40	8/1/2033	52,326	4,973,586	40,311	3,831,561
Matthew Friend	23,000	—	57.87	7/15/2026				
	30,000	—	59.10	7/20/2027				
	35,000	—	77.54	8/1/2028				
	36,095	—	83.12	8/1/2029				
	57,898	19,299[4]	97.61	8/1/2030				
	21,835	21,834[5]	167.51	8/1/2031				
	18,797	56,391[6]	114.30	8/1/2032				
	—	82,743[7]	109.40	8/1/2033	37,301	3,545,460	13,896	1,320,815
Heidi O'Neill	25,000	—	77.54	8/1/2028				
	61,360	—	83.12	8/1/2029				
	57,898	19,299[4]	97.61	8/1/2030				
	25,474	25,473[5]	167.51	8/1/2031				
	18,797	56,391[6]	114.30	8/1/2032				
	—	82,743[7]	109.40	8/1/2033	37,711	3,584,431	13,896	1,320,815
Mark Parker	110,000	—	38.76	7/18/2024				
	330,000	—	56.40	7/17/2025				
	165,000	—	57.87	7/15/2026				
	165,000	—	59.10	7/20/2027				
	175,000	—	77.54	8/1/2028				
	302,268	—	83.12	8/1/2029				
	199,646	66,548[4]	97.61	8/1/2030				
	24,261	24,260[5]	167.51	8/1/2031				
	17,902	53,706[6]	114.30	8/1/2032				
	—	59,102[7]	109.40	8/1/2033	—	—	—	—
Craig Williams	30,355	—	82.36	2/10/2029				
	36,095	—	83.12	8/1/2029				
	23,070	7,690[4]	97.61	8/1/2030				
	15,710	15,710[5]	167.51	8/1/2031				
	9,466	28,398[6]	114.30	8/1/2032				
	—	82,743[7]	109.40	8/1/2033	61,205	5,817,535	10,880	1,034,144

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) *Reflects RSUs that vest as described in the table below. PSUs for the fiscal 2022 – 2024 performance period that were scheduled to cliff vest on August 1, 2024 were earned at 0% based on three-year Relative TSR.*

NAME	FISCAL YEAR OF GRANT	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
John Donahoe II	2024	26,380	RSUs subject to three-year pro-rata vesting on 8/1/2024, 8/1/2025, and 8/1/2026
	2023	17,322	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2024 and 50% vest on 8/1/2025
	2022	8,624	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2024
Matthew Friend	2024	11,107	RSUs subject to three-year pro-rata vesting on 8/1/2024, 8/1/2025, and 8/1/2026
	2023	8,661	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2024 and 50% vest on 8/1/2025
	2022	2,464	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2024
	2021	15,069	RSUs subject to four-year pro-rata vesting; 100% of the remaining units vested on 6/1/2024
Heidi O'Neill	2024	11,107	RSUs subject to three-year pro-rata vesting on 8/1/2024, 8/1/2025, and 8/1/2026
	2023	8,661	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2024 and 50% vest on 8/1/2025
	2022	2,874	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2024
	2021	15,069	RSUs subject to four-year pro-rata vesting; 100% of the remaining units vested on 6/1/2024
Craig Williams	2024	11,107	RSUs subject to three-year pro-rata vesting on 8/1/2024, 8/1/2025, and 8/1/2026
	2023	4,207	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2024 and 50% vest on 8/1/2025
	2023	13,880	RSUs scheduled to vest in two equal tranches on 1/10/2024 and 7/10/2025; 100% of the remaining units vest on 7/10/2025
	2022	1,396	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2024
	2021	30,615	RSUs scheduled to vest in two equal tranches on 7/10/2022 and 7/10/2024; 100% of the remaining units vested on 7/10/2024

(3) *Reflects PSUs that vest as described in the table below, assuming performance at the threshold level (25%). In each case, PSUs will be earned between 0% and 200% based on Relative TSR over the applicable three-year performance period and subject to the People & Planet modifier.*

NAME	FISCAL YEAR OF PERFORMANCE PERIOD	NUMBER OF UNEARNED, UNVESTED UNITS	VESTING SCHEDULE
John Donahoe II	2024 – 2026	21,983	Any earned units will cliff vest on 8/1/2026
	2023 – 2025	18,328	Any earned units will cliff vest on 8/1/2025
Matthew Friend	2024 – 2026	9,256	Any earned units will cliff vest on 8/1/2026
	2023 – 2025	4,640	Any earned units will cliff vest on 8/1/2025
Heidi O'Neill	2024 – 2026	9,256	Any earned units will cliff vest on 8/1/2026
	2023 – 2025	4,640	Any earned units will cliff vest on 8/1/2025
Craig Williams	2024 – 2026	9,256	Any earned units will cliff vest on 8/1/2026
	2023 – 2025	1,624	Any earned units will cliff vest on 8/1/2025

(4) *100% of these options will vest on August 1, 2024.*

(5) *50% of these options will vest on August 1, 2024 and 50% will vest on August 1, 2025.*

(6) *33.3% of these options will vest on August 1, 2024, 33.3% will vest on August 1, 2025, and 33.3% will vest on August 1, 2026.*

(7) *25% of these options will vest on August 1, 2024, 25% will vest on August 1, 2025, 25% will vest on August 1, 2026, and 25% will vest on August 1, 2027.*

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2024

The following table sets forth information concerning stock option exercises and vesting of RSUs during fiscal 2024 for each of the Named Executive Officers on an aggregated basis.

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
John Donahoe II	—	—	29,590	3,237,146
Matthew Friend	—	—	25,828	2,738,635
Heidi O'Neill	—	—	26,239	2,783,598
Mark Parker	330,000	21,727,750	—	—
Craig Williams	—	—	18,748	1,972,887

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding awards and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2024. The table does not reflect issuances made during fiscal 2025.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	82,810,677 [2]	$98.10	90,575,352 [3]
Equity compensation plans not approved by shareholders	—	$0.00	2,576,605 [4]
Total	82,810,677	$98.10	93,151,957

(1) Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs and PSUs.

(2) Consists of 82,810,677 shares subject to awards of options, RSUs, PSUs (based on performance at the target level of 100%), and stock appreciation rights outstanding under the SIP.

(3) Includes 80,002,503 shares available for future issuance under the SIP and 10,572,849 shares available for future issuance under the Employee Stock Purchase Plan.

(4) Consists of 2,576,605 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described in the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2024

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2024[1]	AGGREGATE EARNINGS IN FISCAL 2024	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN FISCAL 2024	AGGREGATE BALANCE AT MAY, 31 2024[1]
John Donahoe II	DCP	—	$174,747	—	$973,287
Matthew Friend	DCP	—	$107,013	—	$680,528
Heidi O'Neill	DCP	$453,000	$796,756	—	$5,877,155
Mark Parker	DCP	$250,000	$3,885,900	—	$32,527,216
Craig Williams	DCP	$816,365	$98,500	—	$1,084,448

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Donahoe, $63,695; Mr. Friend, $9,503; Ms. O'Neill, $1,660,906; Mr. Parker, $22,435,929; and Mr. Williams, $816,365.

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The Named Executive Officers are eligible to participate in our Deferred Compensation Plan (the "DCP"). Participants in the DCP may elect in advance to defer up to 75 percent of their annual base salary, and up to 100 percent of their bonus.

We may make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Savings and Profit Sharing Plan. Contributions based on salary and bonus in excess of the tax law limit ($330,000 for fiscal 2024) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment options available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the investment options selected by the participants. Participants can change the allocation of their account balances daily. The investment options available under the DCP consist of 18 mutual funds with a variety of investment objectives and five risk-based portfolios. The investment options had annual returns in fiscal 2024 ranging from -5% to 11%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the Named Executive Officers are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

CHANGE-IN-CONTROL COMPENSATION — ACCELERATION OF EQUITY AWARDS

All unvested stock option, RSU, and PSU awards are subject to accelerated vesting upon the occurrence of two events (a "double-trigger"): there is a "change-in-control"; and the Named Executive Officer's employment is terminated by us without "cause" or by the Named Executive Officer for "good reason", in each case between the change-in-control (or shareholder approval of the change-in-control, if earlier) and the second anniversary of the change-in-control. Stock options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. PSUs will vest at 100% of target. Accelerated vesting of stock options, RSUs, and PSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options, RSUs, or PSUs. For purposes of our stock awards, "change-in-control" is generally defined to include:

- the acquisition by any person of 50% or more of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person of 30% or more of our total outstanding Common Stock;
- the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors;
- a sale of all or substantially all of our assets; and
- an acquisition of NIKE through a merger, consolidation, or share exchange.

For purposes of our equity awards in connection with a change-in-control, "cause" generally includes willful and continued failure to substantially perform assigned duties and willful engagement in illegal conduct materially injurious to us, and "good reason" generally includes a material diminution in position or duties, a salary reduction or material reduction in other benefits, and a home office relocation of over 50 miles.

The following table shows the estimated benefits that would have been received by the Named Executive Officers if double-trigger accelerated vesting had occurred on May 31, 2024, when the closing price of our Class B Stock was $95.05 per share.

NAME	STOCK AWARD ACCELERATION[1]	STOCK OPTION ACCELERATION[2]	TOTAL
John Donahoe II	$23,227,654	—	$23,227,654
Matthew Friend	$9,414,321	—	$9,414,321
Heidi O'Neill	$9,453,292	—	$9,453,292
Mark Parker	—	—	—
Craig Williams	$10,364,062	—	$10,364,062

(1) *Information regarding unvested RSUs and PSUs held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. The amounts in the table above represent the number of unvested RSUs and PSUs (at 100% of target) multiplied by the closing price of our Class B Stock on May 31, 2024.*

(2) *Information regarding outstanding unvested stock options held by each Named Executive Officer is set forth in the Outstanding Equity Awards table above. No amounts are shown in the table above because those unvested stock options are all underwater at the per share closing price of our Class B Stock on May 31, 2024.*

BENEFITS TRIGGERED ON CERTAIN EMPLOYMENT TERMINATIONS

STOCK OPTION ACCELERATION AND EXTENSION

As of May 31, 2024, each Named Executive Officer held stock options as listed in the Outstanding Equity Awards table above. Under the terms of the stock options held by each Named Executive Officer, upon the death or disability of the holder (or with respect to Mr. Donahoe's performance-based stock options, his termination without "cause"), all unvested options will vest and will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. If death or disability of a Named Executive Officer had occurred on May 31, 2024, the aggregate value of those options is as set forth in the "Stock Option Acceleration" column of the Change-in-Control Compensation – Acceleration of Equity Awards table above.

Under the terms of the stock options held by each Named Executive Officer that were granted after fiscal 2020, upon a termination of employment due to a "divestiture" or "reduction in force" that occurs at least six months following the grant date, and subject to the holder signing a general waiver and release of claims, options that are scheduled to vest within one year following the termination will vest and all vested options will be exercisable for one year following termination of employment, but not beyond each option's original 10-year term. The value of the unvested stock options held by each Named Executive Officer as of May 31, 2024 that would have become vested if a termination due to a "divestiture" or "reduction in force" had occurred on that date is $0 for each Named Executive Officer.

Under the terms of the stock options held by the Named Executive Officers, options that have been outstanding for at least one year will be subject to continued vesting if the holder retires after reaching age 55 with at least 5 years of service (or accelerated vesting if the holder retires after reaching age 60 with at least 5 years of service), and vested options will be exercisable for four years following termination of employment, but not beyond each option's original 10-year term. The value of the unvested stock options held by each Named Executive Officer as of May 31, 2024 that would have continued to vest (or received accelerated vesting) if the NEO had retired on that date is $0 for each Named Executive Officer. Mr. Friend is not eligible for retirement vesting because he has not reached age 55.

STOCK AWARD ACCELERATION

As of May 31, 2024, the Named Executive Officers held unvested RSUs and PSUs as set forth in the Outstanding Equity Awards table above. Under the terms of their award agreements, all unvested RSUs (excluding a transition award granted to Mr. Williams) and PSUs will immediately vest upon the death or disability of the holder, with PSUs vesting at 100% of target. The value of the unvested RSUs and PSUs held by each Named Executive Officer as of May 31, 2024 that would have become vested if death or disability had occurred on that date is as set forth in the "Stock Award Acceleration" column of the Change-in-Control Compensation — Acceleration of Equity Awards table above.

Under the terms of the RSUs that were granted to the Named Executive Officers after fiscal 2020 (excluding stock-based transition awards granted to Messrs. Friend and Williams and Ms. O'Neill) and all PSUs held by the Named Executive Officers, upon a termination of employment due to a "divestiture" or "reduction in force" that occurs at least six months following the grant date, and subject to the holder signing a general waiver and release of claims, RSUs and PSUs that are scheduled to vest within one year following the termination will vest, with PSUs vesting at 100% of target. The value of the unvested RSUs and PSUs held by each Named Executive Officer as of May 31, 2024 that would have become vested if a termination due to a "divestiture" or "reduction in force" had occurred on that date is $5,406,729 for Mr. Donahoe, $1,583,438 for Mr. Friend, $1,622,409 for Ms. O'Neill, $0 for Mr. Parker, and $1,094,596 for Mr. Williams.

PAYMENTS UNDER NONCOMPETITION AGREEMENTS

We have a noncompetition agreement with Mr. Donahoe that extends for 18 months following the termination of his employment with us and a noncompetition agreement with Mr. Parker that extends for two years following the termination of his employment with us. Under these agreements, if Mr. Donahoe's employment is terminated by us without "cause" (as defined in his agreement), or if Mr. Parker's employment is terminated by us, we will make monthly payments to the executive during the noncompetition period in an amount equal to one-twelfth of his then current annual salary and target PSP award ("Annual NIKE Income"). The agreements provide further that if the executive voluntarily resigns, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, commencement of the above-described monthly payments will be delayed until after the six-month period following the executive's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in the applicable agreement), the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies. Assuming that Mr. Donahoe's employment had been terminated on May 31, 2024 and the covenant was not waived, during the 18-month period ending November 30, 2025 we would have been required to pay Mr. Donahoe $375,000 per month if the termination was by us without "cause", or $187,500 per month if he had voluntarily resigned. Assuming that Mr. Parker's employment had been terminated on May 31, 2024 and the covenant was not waived, during the 24-month period ending May 31, 2026 we would have been required to pay Mr. Parker $83,333 per month if the termination was by us, or $41,667 per month if he had voluntarily resigned.

We have noncompetition agreements with each of the other Named Executive Officers on generally the same terms as Mr. Donahoe, except that the noncompetition period is one year, we may unilaterally waive the covenant in all cases (including a termination without "cause"), the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income), and payments may commence on termination. Assuming that the employment of each of these Named Executive Officers had been terminated by us without "cause" on May 31, 2024 and the covenants were not waived, we would have been required to pay $104,167 to each of Messrs. Friend and Williams and Ms. O'Neill on a monthly basis for the 12-month period ending May 31, 2025. Assuming that each of these Named Executive Officers had voluntarily resigned on May 31, 2024 and the covenants were not waived, we would have been required to pay $52,083 to each of Messrs. Friend and Williams and Ms. O'Neill on a monthly basis for the 12-month period ending May 31, 2025.

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the diverse needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to Company performance and seek to invest in positive experiences that have the greatest impact on the engagement and well-being of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2024, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail store employee in Canada;
- The annual total compensation of the median employee was $38,462;
- The annual total compensation of our CEO, Mr. Donahoe, was $29,184,701; and
- The estimated ratio of the annual total compensation of our CEO to the median annual total compensation of all other NIKE employees was 759 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

METHODOLOGY

For purposes of calculating this pay ratio, we used the same median employee that was identified in fiscal 2022, as we believe there has been no change in our employee population, our compensation arrangements, or our median employee's circumstances that would significantly affect our pay ratio disclosure. The determination of the median employee was made in fiscal 2022 using the methodology described below, and the median employee's fiscal 2024 annual total compensation was calculated based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K).

FISCAL 2022 METHODOLOGY

We use the first business day in May as the date to determine the median employee. The first business day in May for fiscal 2022 was May 2, 2022. At that time, we had approximately 77,239 employees globally. After applying the "de minimis exemption" under the SEC rules, which permits us to exclude non-U.S. employees accounting for 5% or less of our total employee population, we excluded the 3,656 employees in the jurisdictions identified below, and our employee population consisted of approximately 73,583 employees.

Slovenia	1	Denmark	68	Malaysia	206
Sri Lanka	4	Uruguay	71	Thailand	206
United Arab Emirates	5	Czech Republic	73	South Africa	207
Croatia	6	Hungary	82	Vietnam	252
Philippines	19	Indonesia	85	Israel	266
Macau	42	Ireland	87	Poland	276
New Zealand	44	Switzerland	113	Chile	285
Norway	45	Greece	135	Hong Kong	323
Sweden	55	Portugal	148	Turkey	340
Brazil	61	Austria	151		

Of the 73,583 employees included in the CEO Pay Ratio calculation, approximately 75% were full-time, 49% were in retail jobs, and 51% were located in the United States.

To identify our median employee we calculated annual compensation for fiscal 2022 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record.

After determining the annual compensation for our employee population as described above, we identified a subset of approximately 100 individuals representing the potential median employee population. For this subset, we calculated each employee's annual total compensation in U.S. dollars for fiscal 2022 based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K). Compensation for permanent employees hired during the fiscal year was annualized, compensation for non-U.S. employees was converted into U.S. dollars using the applicable currency conversion rate as reported in the Human Resources system of record for the median employee determination date, and the median employee was then selected from this subset.

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The Compensation Committee did not consider the pay versus performance disclosure below in making its compensation decisions for any of the fiscal years shown. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the section above titled "Compensation Discussion and Analysis".

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO and our non-CEO NEOs and Company performance for the fiscal years listed below, in accordance with Item 402(v) of Regulation S-K.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO[(1)(2)]	COMPENSATION ACTUALLY PAID TO CEO[(1)(3)]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[(1)(4)]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[(1)(5)]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON — TOTAL SHAREHOLDER RETURN[(6)]	PEER GROUP TOTAL SHAREHOLDER RETURN[(6)]	NET INCOME[(7)] (IN MILLIONS)	ADJUSTED REVENUE[(8)] (IN MILLIONS)
2024	$29,184,701	$13,158,408	$9,804,553	$5,812,537	$100.23	$124.83	$5,700	$51,656
2023	$32,789,885	$29,391,856	$10,117,055	$7,259,680	$109.51	$116.84	$5,070	$52,593
2022	$28,838,060	$19,617,425	$9,185,111	$7,482,733	$122.26	$120.40	$6,046	$47,406
2021	$32,920,708	$77,444,844	$17,107,315	$28,986,814	$139.58	$141.30	$5,727	$43,769

(1) John Donahoe II served as the Company's CEO for each fiscal year presented. For fiscal 2024, the individuals comprising the non-CEO NEOs were Matthew Friend, Heidi O'Neill, Mark Parker, and Craig Williams. For fiscal 2023, 2022, and 2021, the individuals comprising the non-CEO NEOs were Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker.

(2) Represents the amount of total compensation reported for our CEO, Mr. Donahoe, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(3) The dollar amounts reported in the "Compensation Actually Paid to CEO" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the CEO. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2024
Summary Compensation Table ("SCT") total for CEO	**$29,184,701**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$12,400,986
Deduction for amounts reported under the "Option Awards" column in the SCT	$6,836,722
Total deductions from SCT	$19,237,708
Year end fair value of equity awards	$12,176,020
Change in fair value of outstanding and unvested equity awards	$(9,749,162)
Change in fair value of equity awards granted in prior years that vested in the year	$577,093
Value of dividends on stock awards	$207,464
Total adjustments	$3,211,415
Compensation actually paid	**$13,158,408**

Equity valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of the grant date; adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. PSU grant date fair values are calculated using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date; adjustments have been made using a revised Monte Carlo valuation as of fiscal year end. RSU grant date fair values are calculated using the stock price as of the grant date; adjustments have been made using the stock price as of fiscal year end and as of each vesting date.

(4) Represents the average of the amounts of total compensation reported for our non-CEO NEOs, as a group, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(5) The dollar amounts reported in the "Average Compensation Actually Paid to Non-CEO NEOs" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the non-CEO NEOs. These amounts reflect the average of the amounts set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented for the applicable non-CEO NEOs, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2024
Average Summary Compensation Table total for non-CEO NEOs	**$9,804,553**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$3,916,105
Deduction for amounts reported under the "Option Awards" column in the SCT	$2,673,012
Total deductions from SCT	$6,589,117
Year end fair value of equity awards	$4,243,697
Change in fair value of outstanding and unvested equity awards	$(1,980,907)
Change in fair value of equity awards granted in prior years that vested in the year	$246,437
Value of dividends on stock awards	$87,874
Total adjustments	$2,597,101
Average compensation actually paid	**$5,812,537**

Equity valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of the grant date; adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. PSU grant date fair values are calculated using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date; adjustments have been made using a revised Monte Carlo valuation as of fiscal year end. RSU grant date fair values are calculated using the stock price as of the grant date; adjustments have been made using the stock price as of fiscal year end and as of each vesting date.

(6) *Peer group total shareholder return ("TSR") uses the Dow Jones U.S. Footwear Index, which the Company also uses in the stock performance graph required by Item 201(e) of Regulation S-K included in the Company's Annual Report on Form 10-K for fiscal 2024. These comparisons assume $100 (including reinvested dividends) was invested for the period starting May 31, 2020 through the end of the listed fiscal year in (a) the Company and (b) the Dow Jones U.S. Footwear Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.*

(7) *Reflects net income calculated in accordance with generally accepted accounting principles ("GAAP") in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the applicable fiscal year.*

(8) *Represents the most important financial performance measure used to link Company performance to compensation actually paid ("CAP") to our CEO and non-CEO NEOs in fiscal 2024, as required pursuant to Item 402(v) of Regulation S-K. Adjusted Revenue is a non-GAAP financial measure calculated based on GAAP revenue excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; other extraordinary, unusual, or infrequently occurring items; and for fiscal 2021, the unanticipated impact from Nike Virtual Studios and RTFKT. We may determine a different financial performance measure to be the most important financial performance measure in future years.*

DESCRIPTION OF RELATIONSHIPS

The following charts show graphically the relationships over the past four fiscal years of the CAP amounts for our CEO and non-CEO NEOs as compared to our cumulative TSR, peer group TSR, GAAP net income, and Adjusted Revenue as well as the relationship between TSR and peer group TSR.

CAP VERSUS COMPANY TSR & PEER GROUP TSR



* Value of initial fixed investment of $100

CAP VERSUS NET INCOME



CAP VERSUS ADJUSTED REVENUE



TABULAR LIST OF PERFORMANCE METRICS

The following table lists the three financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our NEOs to Company performance for fiscal 2024.

Adjusted Revenue
Adjusted EBIT
Stock price

AUDIT MATTERS

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP ("PwC") to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2025 and to render other professional services as required.

PwC has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board believe that the continued retention of PwC as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PwC to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PwC will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PwC, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2024	2023
Audit Fees[1]	$20.2 million	$18.7 million
Audit-Related Fees[2]	0.5 million	0.3 million
Tax Fees[3]	0.1 million	0.2 million
All Other Fees[4]	1.4 million	0.8 million
Total	$22.2 million	$20.0 million

(1) Comprises the audits of the Company's annual financial statements and internal controls over financial reporting, and reviews of the Company's quarterly financial statements, as well as statutory audits of Company subsidiaries, attest services, and consents to SEC filings.

(2) Comprises services including consultations regarding financial accounting and reporting.

(3) Comprises services for tax compliance, tax planning and tax advice. Tax compliance includes services for compliance related tax advice, as well as the preparation and review of both original and amended tax returns for the Company and its consolidated subsidiaries. Tax fees for fiscal 2024 primarily consist of fees related to tax planning. Tax fees for fiscal 2023 primarily consist of fees related to tax compliance.

(4) Comprises other miscellaneous services.

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2024 and fiscal 2023, all such services performed by, and fees paid to, PwC were approved in advance.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2025.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Alan Graf, Jr., Chair
- Maria Henry
- Peter Henry
- Robert Swan

SHAREHOLDER PROPOSALS

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING SUPPLEMENTAL PAY EQUITY DISCLOSURE

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Robert and Mary McInnes, c/o Arjuna Capital, 13 Elm Street, Manchester, MA 01944, beneficial owners of at least $25,000 of Class B Stock, submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

Racial and Gender Pay Gaps

Whereas: Pay inequities persist across race and gender and pose substantial risk to companies and society at large. Black workers' hourly median earnings represent 81 percent of white wages. The median income for women working full time is 84 percent that of men. Intersecting race, Black women earn 73 cents and Latina women 65 cents. At the current rate, women will not reach pay equity until 2059, Black women until 2130, and Latina women until 2224.

Citigroup estimates closing minority and gender wage gaps 20 years ago could have generated 12 trillion dollars in additional income. PwC estimates closing the gender pay gap could boost Organization for Economic Cooperation and Development countries' economies by 2 trillion dollars annually.

Actively managing pay equity is associated with improved representation, and diversity is linked to superior stock performance and return on equity. Minorities represent 41 percent of Nike's workforce and 34 percent of leadership. Women represent 51 percent of Nike's workforce and 44 percent of leadership.[1]

Best practice pay equity reporting consists of two parts:

1. *unadjusted* median pay gaps, assessing equal opportunity to high paying roles,
2. statistically *adjusted* gaps, assessing pay between minorities and non-minorities, men and women, performing similar roles.

Nike reports only statistically adjusted gaps but ignores unadjusted gaps, which address structural bias women and minorities face regarding job opportunity and pay, particularly when men hold most higher paying jobs. Median pay gaps show, quite literally, how Nike assigns value to employees through the roles they inhabit and pay they receive. Median gap reporting also provides a digestible and comparable data point to determine progress over time.

Racial and gender median pay gaps are accepted as *the* valid way of measuring pay inequity by the United States Census Bureau, Department of Labor, Organization for Economic Cooperation and Development, and International Labor Organization. The United Kingdom and Ireland mandate disclosure of median gender pay gaps. Nike discloses data for United Kingdom employees, reporting a median hourly gender pay gap of 5 percent and median bonus gap of 11 percent.[2]

Resolved: Shareholders request Nike report on *median* pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female *median* earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

Supporting Statement: An annual report adequate for investors to assess performance could, with board discretion, integrate base, bonus and equity compensation to calculate:
• percentage median gender pay gap, globally and/or by country, where appropriate
• percentage median racial/minority/ethnicity pay gap, US and/or by country, where appropriate

[1] https://about.nike.com/en/newsroom/releases/fy23-nike-inc-impact-report
[2] https://web.archive.org/web/20230314160211/https://media.about.nike.com/files/82af3407-4e4b-4b03-b704-43f54970f481/FY21_UK-Gender-Pay-Gap.pdf

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:
- The Company remains committed to the principle of equal pay for equal work and to enhancing the representation of diverse individuals at all levels of the Company; and
- The Company's current initiatives and public disclosures provide our shareholders with more relevant information about the Company's commitment to pay equity and increasing diversity, equity, and inclusion at all levels of the Company than the requested measure.

We remain committed to maintaining pay equity, increasing diversity and inclusivity at all levels of the Company, and providing transparency.

The Company is committed to fostering a diverse, equitable, and inclusive culture by focusing on representation, education, development, and community. We believe that diversity is a key component of innovation and strive to build a creative and inclusive environment, where all voices are welcomed and heard.

As part of this commitment, we maintain robust policies and programs to advance our diversity, equity, and inclusion ("DEI") goals throughout the Company, including ensuring we continue to provide equitable and competitive pay, maintain a diverse breadth of talent in our pipeline, and develop and support our female and U.S. racial and ethnic minority employees.

For example, the Company annually discloses our pay equity ratio in our annual Impact Report, which reflects our commitment to deliver equal pay for equal work. The Company defines pay equity as equal compensation for employees across gender, race, and ethnicity, who undertake the same work at the same career level, location, experience, and performance. The Company has achieved and maintained 100% pay equity across all employee levels on an annual basis. This includes a pay equity ratio of 1:1 achievement for women and U.S. racial and ethnic minorities from 2020 through 2023. We also continuously monitor, review and enhance our internal pay infrastructure through our Competitive Pay Management initiative, pursuant to which the Company, with the assistance of an independent third party, annually reviews our compensation and promotion practices across all geographies, functions, and business units to ensure the Company continues to provide competitive and equitable pay.

Complementing our commitment to maintaining pay equity, we prioritize increasing gender and racial diversity at all levels of the Company, including among the Company's leadership. Our annual Impact Report includes specific representation-related targets, including achieving 50% representation of women in the global corporate workforce and 45% in leadership positions, as well as 35% representation of racial and ethnic minorities in our U.S. workforce and 30% representation of racial and ethnic minorities at the director level and above and above in the U.S., and it provides transparent workforce data that enables our shareholders to track the progress we have made over time in advancing diversity and achieving our targets. As of 2023, we have already achieved many diversity targets. For the second year in a row, the Company surpassed our target of achieving 50% representation of women in the global workforce, and women hold 44% of the positions at the VP level and above globally. Racial and ethnic minorities make up 41% of our U.S. workforce and hold 34% of positions at the director level and above in the U.S.

DEI principles are also integrated into the entire Talent agenda from the very beginning of our employees' experience, with measurement and leadership accountability throughout each employee's career. The Company provides DEI education/ trainings, mentorship programs and resources to all employees, with the goal of supporting career growth, building diverse and inclusive teams, and fostering awareness and understanding.

While we have made strides in DEI, we recognize there is more to do. We have continued to expand our recruitment, development, and retention programs for diverse talent, including bolstering traditional executive and campus recruitment and strengthening our relationships with Historically Black Colleges and Universities ("HBCUs") and Hispanic-Serving Institutions ("HSIs"). The Company continues to work toward our 2025 target of investing $10 million over five years in HBCUs and HSIs in the form of scholarships and academic partnerships, investing $2.95 million in scholarship programs in 2023 alone. Innovative initiatives, such as the Serena Design Crew and Women in Nike programs, help to further build our pipeline of exceptional and diverse candidates, enhancing our commitment to DEI.

More information about our key initiatives and diversity metrics is available in the Diversity, Equity & Inclusion section of our website and in our annual Impact Report and EEO-1 Data Report, both of which are available through the Impact section of our website.

Our commitment to transparency in our current disclosures provides shareholders with meaningful information about our pay infrastructure and DEI goals and initiatives, and the requested median pay gap measure would not provide additional value.

As described above, we provide comprehensive information and data about our pay infrastructure, pay equity and workforce diversity on our website and in our annual Impact Report. We believe that a commitment to transparency helps to build trust with our shareholders and internal and external stakeholders and holds us accountable to our commitments, which is why we continue to provide such information to our shareholders.

In contrast, the median pay gap measure seeks to compare the pay of two employees whose compensation happens to fall at the midpoint of the pay range among those employees sharing the relevant gender, racial, or ethnic characteristic, without adjusting for relevant factors that can explain differences in pay, such as their different role, skills, performance, experience, tenure, or location. Although the Proposal is aimed at providing transparency with respect to pay equity and equal opportunity, this statistic does not demonstrate whether our women and racial and ethnic minority employees are being paid fairly for the roles that they are doing, nor does it accurately depict female or racial and ethnic representation at the Company's different locations around the globe.

Our shareholders would not benefit from a surrogate measurement of pay equity that ultimately does not provide any meaningful supplemental information to our existing disclosures. Our shareholders seem to agree since similar proposals received from the proponent in 2021 and 2023 received the support of only approximately 18% and 30% of votes cast, respectively.

In summary, the Board of Directors believes the Proposal is unnecessary because the Company already publicly discloses information and data with respect to our pay equity, DEI initiatives and workforce diversity that provides our shareholders with more meaningful insight into our policies and progress in this area than the unadjusted median pay gap disclosure requested by the Proposal would.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING A SUPPLY CHAIN MANAGEMENT REPORT

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Tulipshare Ltd., c/o Tulipshare Capital LLC, 251 Little Falls Dr., Wilmington, DE 19808, beneficial owner of at least $25,000 of Class B Stock, submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

RESOLVED: Shareholders of Nike, Inc. ("Nike") request that the Board oversee and issue a report to shareholders, at reasonable cost and omitting proprietary information, assessing the effectiveness of its existing supply chain management infrastructure in ensuring alignment with Nike's equity goals and human rights commitments.

SUPPORTING STATEMENT: In the Board's discretion we recommend Nike's report include:
- Assessment of whether existing policies and implementation mechanisms, such as codes, guidance and supply chain contract terms ensure alignment throughout the value chain;
- Methodology and metrics to track and measure performance on forced labor and wage theft risks;
- Consistency with OECD Guidelines, UN Guiding Principles, and Sustainable Development Goals;
- Consideration of American Bar Association (ABA) Model Contract Clauses on human rights in the supply chain; and
- Whether the assessment yields any changes to Company policies, decision making, and implementation mechanisms.

WHEREAS: In the apparel industry, forced labor occurs both in the production of raw materials and during manufacturing, especially at lower tier suppliers. An estimated 27.6 million people are trapped in forced labor, with annual increases in forced labor driven entirely by the private economy.[1] UN Guiding Principles require corporate responsibility to respect human rights within operations and supply chains. Shareholders agree Nike should expand "opportunity for women"[2] considering a majority of Nike's garment workers are women[3] and the exacerbated human rights violations during the pandemic.[4]

Nike's impact report includes continued support for the UN Global Compact.[5] However, Nike's communication on progress only meets six of seventeen Sustainable Development Goals.[6] Nike has not disclosed adequate analysis regarding the efficacy of traceability steps taken to address the risks of alleged Uyghur forced labor across its supply chain tiers, nor does Nike disclose engagement with affected rightsholders or whether remedies are satisfactory to victims; KnowTheChain identified Nike policies in need of improvement: purchasing practices, worker voice, and remedy.[7]

In 2022, the EU adopted a Directive on corporate sustainability due diligence in global value chains, requiring companies like Nike to identify, prevent, end or mitigate adverse impacts on human rights.[8] This Directive sets obligations, penalties and liability for large companies, with respect to their own operations, subsidiaries, and business partners.[9]

In 2023, garment-worker unions and labor-rights groups filed a complaint alleging Nike's treatment of workers and unpaid wages violated OECD guidelines.[10] Nike allegedly owes an estimated $1.4 million in unpaid wages to Cambodian garment workers,[11] with Nike's overall wage theft from workers alleged at $28 million.[12]

One possible approach for Nike to fulfil its responsibility to avoid causing or contributing to adverse human rights impacts in its supply chain is deployment of the ABA's Model Contract Clauses. The contract clauses are aimed at ensuring responsible purchasing practices, such as reasonable assistance to suppliers, responsible exit, and victim remedies.[13]

---

[1] https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---ipec/documents/publication/wcms_854733.pdf
[2] https://about.nike.com/en/newsroom/statements/a-letter-from-our-president-and-ceo
[3] https://manufacturingmap.nikeinc.com/
[4] https://www.payyourworkers.org/ramatex
[5] https://purpose-cms-preprod01.s3.amazonaws.com/wp-content/uploads/2022/03/17210319/FY21_NIKE-Impact-Report.pdf
[6] https://unglobalcompact.org/participation/report/cop/active/464879
[7] https://knowthechain.org/company/nike_2021/#resources
[8] https://ec.europa.eu/commission/presscorner/detail/en/ip_22_1145
[9] https://www.consilium.europa.eu/en/press/press-releases/2022/12/01/council-adopts-position-on-due-diligence-rules-for-large-companies/
[10] https://www.businessoffashion.com/articles/sustainability/worker-rights-nike-oecd-complaint-covid-19-pandemic-wage-theft/; https://globallaborjustice.org/wp-content/uploads/2023/02/OECD-Fact-Sheet-Nike.pdf
[11] https://www.business-humanrights.org/en/latest-news/cambodia-trade-unions-demand-nike-matalan-pay-garment-workers-from-closed-factory-14-million-in-unpaid-compensation-damages/
[12] https://asia.floorwage.org/wp-content/uploads/2022/02/Money-Heist_Book_Final-compressed.pdf
[13] https://www.americanbar.org/content/dam/aba/administrative/human_rights/contractual-clauses-project/mccs-full-report.pdf

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:
- The Company strongly believes in, and is committed to respecting, human and labor rights through our supply chain;
- The Company is continually working to facilitate world-class, safe, and healthy workplaces for the people making our products; and
- The Company's policies and current disclosure effectively articulate our long-standing commitment to human rights and sustainable sourcing, rendering the Proposal unnecessary.

The Company strongly believes in, and is committed to respecting, human and labor rights through our operations and supply chain.

The Company is deeply committed to ethical and responsible manufacturing and to the goal that all people who make and move NIKE products are respected and valued. To inform the Company's practices, we look to the human rights defined in the Universal Declaration of Human Rights and the International Labour Organization's ("ILO") Declaration on Fundamental Rights at Work and consider the UN Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises as best practices for understanding and managing human rights risks and impacts. Using these standards, we developed our Supplier Code of Conduct ("Supplier Code") and Code Leadership Standards ("CLS"), which are publicly available on our website and set forth minimum standards that our suppliers must comply with when producing Company products, as well as procedures for ensuring compliance with such standards. Among other things, these policies include strict requirements regarding forced and child labor, excessive overtime, compensation, and freedom of association while also requiring compliance with all local and country-specific labor laws. The Company has progressively raised our expectations for our contract factories in recent years, including by broadening the definitions of employment fees to be borne by suppliers and strengthening the oversight requirements for labor agents recruiting and hiring foreign migrant workers in the Supplier Code and CLS.

In addition to updating our policies, the Company is constantly striving to enhance the impact of our practices, which is why in fiscal year 2023, the Company launched a Foreign Migrant Worker Enhanced Due Diligence program that adds a specialized approach to identify issues related to foreign migrant workers and forced labor beyond traditional labor, health, safety, and environment assessments. By the end of fiscal year 2023, we conducted enhanced due diligence assessments and remediation efforts at suppliers in countries and regions including Malaysia, Jordan, and Taiwan.

As discussed in our response to Proposal 6 on page 64 of this Proxy Statement, the Company monitors supplier compliance with the Supplier Code and CLS through regular internal and external third-party audits (both announced and unannounced) and various due diligence tools, and engages in investigation and, where necessary, remediation efforts in instances of noncompliance. Should a supplier fail to remediate any issues identified, it may be subject to sanctions, including potential termination of the supplier relationship. The Company's strategic suppliers also self-diagnose and report the effectiveness of their health and safety program using the Company's Culture of Safety Maturity Assessment (CoSMA) Tool. The Company validates the results of that self-assessment through worker feedback and by a third-party administered safety perception survey.

The Company takes a top-down approach to monitoring and assessing human rights-related risks. At the Board level, the Corporate Responsibility, Sustainability & Governance Committee reviews and evaluates the Company's significant strategies, activities, policies, investments, and programs regarding corporate purpose, including human rights. The Corporate Responsibility, Sustainability & Governance Committee also regularly engages with Company management to obtain appropriate information on the Company's supply chain management practices and efforts to promote human rights throughout our operations.

The Company works with suppliers, industry associations, brands, civil society, and other stakeholders to facilitate world-class, safe, and healthy workplaces for the people making our products.

The Company believes that addressing complex and critical human rights risks, like forced labor, requires multi-stakeholder collaboration. Leveraging information from external sources and supplier specific risks through the Company's own programs, the Company regularly evaluates and updates our systems to identify and address risks in the supply chain, including those related to forced labor.

The Company continues to collaborate with industry experts, partners, industry associations, stakeholders and other organizations to understand, evaluate, and address matters related to forced labor. The Company is a founding signatory to the American Apparel and Footwear Association and the Fair Labor Association's Apparel & Footwear Commitment on Responsible Recruitment and reaffirmed our support for the Commitment in 2023. The principles of the Commitment, centered on addressing risks for forced labor, are aligned with the Company's standards and the work we have been doing with our supply chain manufacturers for more than a decade. The Company is also a member of the Leadership Group for Responsible Recruitment, an initiative of the Institute for Human Rights and Business and is a member of the Responsible Labor Initiative, an initiative of the Responsible Business Alliance to further the Company's work and goals on eliminating forced labor risks in our supply chain.

The Company is committed to sharing with our stakeholders how we manage social and environmental issues and impacts.

We set published goals and implement transparent policies to promote human and labor rights and the ethical production of our products, while sharing our progress and learnings along the way. The Company develops five-year targets to enhance the Company's sustainable sourcing practices, which are disclosed to shareholders, along with our annual progress towards those targets, in our annual Impact Report. Historically we have set an ambitious target of sourcing 100% from facilities that meet our foundational labor, health, safety, and environmental standards, focusing on finished goods manufacturing partners that we contract with directly. For our 2025 targets, we expanded the scope of this target to include key materials suppliers (supplying approximately 90% of our footwear uppers and apparel materials) and focus distribution centers (representing at least 80% of volume).

We have also published our Statement on Forced Labor, Human Trafficking and Modern Slavery for Fiscal Year 2023 on our website, which describes the Company's commitment to ethical and responsible manufacturing, our ongoing supplier diligence and monitoring practices to identify and assess potential forced labor risks, our processes for engaging with suppliers to prioritize the well-being of their workers, and our partnerships with various organizations to drive collaborative efforts to address critical human rights risks, such as forced labor. The Company also discloses the independent factories and materials suppliers used to manufacture the Company's products in an interactive and publicly available Nike Manufacturing Map and requires our finished goods suppliers to source materials from vendors that are compliant with the Company's Restricted Substances List, Supplier Code, and Traceability Standards.

In summary, the Company remains committed to integrating respect for people and the planet throughout the Company's entire business, including our contract supply chain. We believe that our decades of commitment to these issues have led to more effective and impactful solutions, and the Company is proud to share our initiatives and policies with our shareholders. The Board of Directors believes that the Company's policies and current disclosure effectively articulate our long-standing support for, and continued commitment to, human rights and sustainable sourcing, rendering the Proposal ineffective and unnecessary.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING WORKER-DRIVEN SOCIAL RESPONSIBILITY

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Domini Impact Equity Fund, 180 Maiden Lane, Suite 1302, New York, NY 10038, a beneficial owner of at least $25,000 of Class B Stock, and other co-filers, submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

RESOLVED: Shareholders request that Nike, Inc. ("Nike") publish a report evaluating how implementing worker-driven social responsibility principles and supporting binding agreements would impact the Company's ability to identify and remediate human rights issues in sourcing from high-risk countries.

WHEREAS: Nike has developed extensive corporate social responsibility (CSR) systems and initiatives in response to heightened scrutiny over exploitative and unsafe conditions in its global supply chains.

CSR approaches like Nike's can foster efficient supply chain-wide human rights risk assessment and oversight. However, evidence demonstrates that dominant CSR approaches, which rely heavily on social audits, often fail to identify, and remedy persistent rights abuses such as wage theft, inadequate health and safety or gender-based violence.[1] Sourcing from high-risk countries exposes Nike to increased risks of operational disruptions, legal liability, and reputational harm. CSR models face challenges in high-risk countries, where national regulation and enforcement of labor laws are inadequate or compromised, or where it is dangerous for workers or their representatives to report abuse and seek remediation.[2] For example, in spite of its existing programs, workers at Nike suppliers in Cambodia and Thailand are allegedly still owed $2.2 million in unpaid wages and benefits from 2020.[3]

Worker-driven social responsibility (WSR) principles were developed to protect the rights of workers, in response to the body of evidence illustrating that CSR approaches are insufficient.[4] WSR initiatives are led by workers, include binding agreements between workers and brands, and ensure independent monitoring. WSR initiatives also support timely and effective reporting of harms through grievance mechanisms and worker participation in the design and provision of remedy.[5] WSR initiatives are aligned with the United Nations Guiding Principles on Business and Human Rights and are effective even in contexts where workers are vulnerable to abuses and exploitation.[6]

For example, Nike supplier Hansae Vietnam, which had 26 separate social audits showing no rights violations in the same year that an investigation utilizing WSR principles unveiled extensive wage theft, forced and excessive overtime, unsafe conditions and abuse.[7] Vitally, using a WSR approach to remedy enabled full remediation of these issues.

Many of Nike's peers have taken steps to improve conditions for workers and remediate rights violations by employing WSR approaches or binding agreements with labor organizations, such as the International Accord and the Lesotho Agreement.[8] In contrast, Nike has not demonstrated the same level of due diligence in countries where binding agreements and WSR approaches to remedy are available and have proven to be essential in protecting vulnerable workers.

Evaluation of the impact of steps that could be taken to reinforce its due diligence, such as adopting and abiding by proven WSR solutions and binding agreements, would better position Nike to understand gaps in its efforts to mitigate legal, reputational, and human rights risks in high-risk countries.

[1] *See e.g.,* Sarosh Kuruvilla, Private Regulation of Labor Standards in Global Supply Chains, Cornell University Press (2021); https://www.theguardian.com/sustainable-business/2016/jan/14/supply-chain-audits-failing-detect-abuses-report

[2] https://www.hrw.org/report/2022/11/21/only-instant-noodle-unions-survive/union-busting-cambodias-garment-and-tourism

[3] https://www.business-humanrights.org/en/latest-news/cambodia-thailand-investors-labour-rights-advocates-call-on-nike-to-pay-more-than-4000-garment-workers-unpaid-wages-of-22-million-incl-co-response/; https://www.iccr.org/joint-investor-letter-to-nike-on-outstanding-wage-payments/

[4] https://wsr-network.org/what-is-wsr/statement-of-principles

[5] https://fairfoodprogram.org/; https://electronicswatch.org/new-worker-driven-remedy-principles_2635094.pdf

[6] https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf; https://www.ohchr.org/sites/default/files/2022-01/arp-note-meeting-effectiveness-criteria.pdf

[7] https://www.workersrights.org/factory-investigation/hansae-vietnam/

[8] https://internationalaccord.org/signatories/

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:

- The Company has a fundamental respect for human rights throughout our operations, and we expect our suppliers to share in our commitment to respecting the rights of workers and advancing their welfare;
- The Company has established robust controls to identify, assess, and remediate human rights and labor issues throughout its operations and supply chain; and
- The Proposal is unnecessary because the Company already shares how it identifies, assesses, and manages human rights and labor risks and impacts throughout its supply chain.

The Company has established robust processes and practices to help identify, assess, and remediate human rights and labor issues throughout its operations and supply chain.

The Company aims to elevate human potential through our products, partnerships, and operations, which cannot be accomplished without a fundamental respect for human rights throughout our operations and supply chain.

The Company expects each of its suppliers to share in its commitment to respecting the rights of workers and advancing their welfare, with particular care for people with unique vulnerabilities such as women, migrants, and temporary workers. To that end, the Company requires each of its suppliers to comply with the minimum standards set forth in the Company's Supplier Code of Conduct ("Supplier Code") and Code Leadership Standards ("CLS") when producing Company products. These policies are aligned with international human rights standards and include strict requirements regarding forced and child labor, excessive overtime, compensation, and freedom of association, among other requirements.

We regularly monitor our supply chain for compliance with these standards. For example, the Company engages in regular human rights-related due diligence, risk assessment, and monitoring efforts, which includes the use of regular internal and external third-party audits (both announced and unannounced) in order to assess supplier compliance with the Company's standards and local law, as well as the use of due diligence tools to help identify recruitment of foreign migrant workers by NIKE suppliers as part of the Company's Foreign Migrant Worker Enhanced Due Diligence Program (which is described in more detail in the Company's response to Proposal 5 on page 61 of this Proxy Statement). Suppliers are also required to inform their employees and applicable subcontractors of the Company's Speak Up Portal, which allows for the anonymous reporting of Supplier Code and CLS concerns. In the event the Company becomes aware of allegations of noncompliance with the Supplier Code or CLS, the Company investigates and takes appropriate action as needed, which may include reinforcing the Company's standards and expectations with the supplier, working with the supplier to correct the issue and identify and address root causes, and/or terminating the supplier relationship.

As an industry leader, the Company also regularly seeks to improve its approach to understanding and evaluating working conditions in its supply chain and works with its suppliers to enhance their capabilities. For example, in 2017, the Company introduced the Engagement and Wellbeing ("EWB") Survey, a comprehensive, manufacturing-focused and actionable tool that enables suppliers (and the Company) to hear directly from their workers about their experiences. The EWB Survey results establish a baseline for the Company's EWB Program, which is committed to embedding capabilities within the Company's suppliers that help improve worker experience. As of the end of fiscal year 2023, the EWB Survey has been deployed at least once by all of the Company's strategic suppliers.

The Company advocates for better practices and greater transparency throughout our global supply chain, which is why we share how we manage social issues and impacts with our stakeholders.

The Company's website features a Responsible Sourcing page that includes its Supplier Code and CLS, as well as its Statement on Forced Labor, Human Trafficking and Modern Slavery for Fiscal Year 2023, which describes the Company's commitment to ethical and responsible manufacturing, the Company's ongoing supplier diligence and monitoring practices detailed above, how the Company engages with its suppliers to prioritize the well-being of their workers, and the Company's collaborations with various organizations to drive collaborative efforts to identify and address critical human rights risks, such as forced labor. The Responsible Sourcing page features additional resources related to the Company's responsible sourcing commitment, including details on the Company's supply chain industry collaborations, strategic compensation practices in the Company's supply chain, and the Company's Fair Labor association reaccreditation. The Company's annual Impact Report also describes the Company's approach to supply chain governance, human rights, and compliance.

In sum, the Board of Directors believes that the Proposal is unnecessary because the Company's policies and disclosures effectively articulate the Company's long-standing support for, and continued commitment to, human rights and responsible sourcing, including its robust processes for identifying, assessing, and addressing human rights and labor risks and impacts throughout its supply chain.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING ENVIRONMENTAL TARGETS

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. Trium Sustainable Innovators funds, 60 Gresham Street, London EC2V 7BB, UK, a beneficial owner of at least $25,000 of Class B Stock, submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

WHEREAS: NIKE, Inc. pledged a robust sustainability agenda but fell short on most of its targets, casting doubt on its commitment and communication reliability.

Trium Sustainable Innovators' investment in NIKE, Inc. is based on the expectation that it can achieve profitable growth in the long term. We recognize differing investor views on achieving this. While we acknowledge the fashion industry's negative environmental impact and associated financial risks, we respect differing perspectives. However, inconsistent strategy communication and execution serve neither investor group well.

The FY20 NIKE, Inc. Impact Report indicates that only 7 of 19 targets set for FY15-20 were achieved. Several targets were missed significantly or showed no progress. Moreover, objectives were altered or discontinued when the company set out its targets for the FY20-25 period, as shown in the FY21 Impact Report.

Amongst the most noteworthy failures:

The target to reduce average product carbon footprint by 10% in FY15-20 saw no progress, Nike's FY20 footprint per unit matched that of FY15. The FY21 Impact Report omits mention of the product carbon footprint, setting a less ambitious 10% waste reduction goal per unit for FY25 across manufacturing, DCs and HQs for FY25.

Five energy related targets were set, including achieving 100% renewable energy in owned sites by FY20 and four energy intensity goals. Progress toward the renewable energy target reached 48% in FY20, but energy intensity targets saw minimal progress and were discontinued in the FY21 Impact Report, with the renewable energy target postponed to FY25.

Three chemistry related targets (restricted substances and supplier wastewater management practices) were unmet in FY20 and discontinued in FY21 Impact Report. The current FY20-25 target focuses on "adopting clean chemistry alternatives for our 10 priority chemistries across our supply chain".

NIKE, Inc.'s explanations for these failures appear to absolve itself of responsibility, attributing them to "consumer preference" and "marketplace demand". This overlooks the company's influence on demand through pricing, supply volumes, and product visibility on its direct sales channels.

We are disappointed by the firm's track record and lack of perseverance in reaching its self-imposed sustainability objectives.

BE IT RESOLVED: Shareholders request the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, and containing the following:
- An analysis of NIKE, Inc's failure to meet its self-imposed quantitative sustainability targets for FY15-20, now discontinued, and whether reinstating them is advisable.
- An analysis of NIKE, Inc's corporate governance around sustainability, examining the mechanisms in place to define, communicate and execute its sustainability strategy within the broader business strategy.
- A discussion of the potential additional measures NIKE, Inc could implement to ensure it achieves its sustainability objectives irrespective of consumer preference and marketplace demand.

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:

- The Company already publicly reports its year-over-year progress towards achieving its Purpose-related targets as well as its processes for developing, monitoring, and executing on those targets in the Company's annual Impact Report; and
- The Proposal would divert Company time and resources to the preparation of a report that would ultimately not provide additional value to the Company's shareholders.

The Company sets ambitious goals to advance the three pillars of the Company's Purpose: People, Planet, and Play.

The Company believes in the power of sport to move the world forward, and we recognize that as a global athletic market leader, the Company must set bold, ambitious goals to show what is possible for the greater industry. Since 2005, the Company has published five-year targets that represent multi-year commitments to drive meaningful impact, meet stakeholder expectations, and align with the Company's strategic and business priorities. Currently, the Company has adopted a set of 29 ambitious corporate targets for fiscal year 2020 to fiscal year 2025 across its three Purpose pillars: People, Planet, and Play, each of which is described in detail in the Company's annual Impact Report. These targets are designed to be bold but also attainable and measurable, with the goal of pushing the Company to the edges of what it can achieve in order to drive meaningful progress.

While the Company is committed to working towards its 2025 targets, it's also striving to do more. Every five years, the Company unveils new targets that reflect a continuation of its key priorities but are updated to reflect the Company's most current, evolved approach to these priorities, based on what the Company has learned, how it has grown, and how the world has evolved in understanding and addressing these issues. For each adopted target, the Company's Impact Report provides context on the defined goals and approach, details on the initiatives underway to reach the target, and updates on the results of our efforts. The Company's Impact Report provides additional context surrounding each adopted target, including the Company's goal, approach, and challenges, as well as initiatives that the Company has implemented to reach the target.

The Company's publicly-available annual Impact Report already provides the information requested by the Proposal.

The Company recognizes that success in this space is not linear, but that accountability means sharing both the Company's achievements and its learnings from its setbacks. As a result, the Company proudly reports its progress towards achieving each of its adopted targets in its annual Impact Report (which is available on the Company's website), including areas where the Company has succeeded, areas where the Company has faced challenges, and the steps the Company has taken/is taking to drive further progress. The Impact Report also details the Company's approach to governance, oversight, and reporting, including the roles of management and the Board in setting goals, prioritizing issues, monitoring, and reporting progress and managing the risks and opportunities associated with the Company's Purpose.

In short, the Company's Impact Report is currently designed to provide stakeholders with the key information that the Proposal seeks and the Board of Directors does not believe that diverting Company time and resources to the preparation of a separate report that would merely provide shareholders with duplicative information is in the best interests of shareholders.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING A DIVISIVE PARTNERSHIPS CONGRUENCY REPORT

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, DC 20036, a beneficial owner of at least $2,000 of Class B Stock, submitted the Proposal. The Board of Directors recommends a vote **AGAINST** the proposal and asks shareholders to read through NIKE's response which follows the shareholder proposal.

Supporting Statement:

Nike is a leading athletic footwear and apparel company. That is its core business, and it owes a duty to shareholders to maximize the value of their investments by focusing on that core purpose and staying away from unrelated concerns, especially if they're partisan, extreme or otherwise fraught with easily avoidable risk.

Nike has partnerships with and contributes to many organizations that promote highly divisive agendas such as providing minors with secret-from-parents access to puberty blockers and gender transition surgeries, evangelizing radical gender ideology to minors, and lobbying to allow males to destroy girls' and women's chances to excel in their own sports and to violate their privacy and safety[1] in restrooms and locker rooms.

Proponents of radical gender ideology claim that children are sexually mature enough to make life-choices of permanent consequence, such as taking puberty blockers and undergoing gender transition surgeries. However, most people (and therefore most *ultimate* Nike investors – not the investment houses and proxy advisory services stealing their voices) don't.[2] This contentious and vast disagreement between radical gender ideologues and the public has nothing to do with Nike making and selling footwear and apparel. Yet, Nike has paid partnerships with the Human Rights Campaign[3] and the GenderCool Project[4] – organizations that promote these divisive practices.[5]

Nike also has partnerships with Athlete Ally[6] and The Out Foundation[7] – organizations that, along with HRC and GenderCool, lobby for males competing in girls' and women's sports[8] despite the fact that 70% of Americans oppose it.[9]

The burden of proof is on the Board to explain why these particularly divisive and unordinary uses of shareholder resources are deemed to be congruent with its fiduciary duty.

Recent events have made clear that shareholder value drops when companies engage in overtly divisive activism of this sort. Following Bud Light's embrace of such partisanship, its revenue fell $395 million in North America compared to a year prior.[10] Target's market cap fell over $15 billion amid backlash for similar actions.[11] Disney stock fell 44 percent in 2022 – its worst performance in nearly 50 years – for putting divisive agendas ahead of parental rights.[12] And more recently, Planet Fitness' valuation dropped by $400 million in just five days after the company banned a female member for expressing her discomfort with a male shaving next to her in the women's locker room.[13]

Considering that Nike gives shareholder assets to many organizations that advance the very agenda that caused Disney, Target, Bud Light and Planet Fitness valuations to plummet, such contributions pose a clear risk to Nike shareholders as well.

Resolved: Shareholders request that the Company prepare a report, at reasonable expense and excluding proprietary information, listing and analyzing voluntary partnerships and the congruency of those partners' agendas with the Company's fiduciary duty to shareholders.

[1] https://pjmedia.com/graysonbakich/2024/03/26/canadian-man-allegedly-attacks-10-year-old-girl-when-confronted-about-being-in-changing-room-n4927671; https://www.dailywire.com/news/loudoun-county-schools-tried-to-conceal-sexual-assault-against-daughter-in-bathroom-father-says

[2] https://thehill.com/blogs/blog-briefing-room/3991685-majority-of-americans-oppose-gender-affirming-care-for-minors-trans-women-participating-in-sports-poll/

[3] https://www.hrc.org/about/corporate-partners

[4] https://gendercool.org/partners-and-supporters/

[5] https://hrc-prod-requests.s3-us-west-2.amazonaws.com/files/documents/SupportingCaringforTransChildren.pdf; https://gendercool.org/todayshow

[6] https://www.athleteally.org/our-supporters/

[7] https://theoutfoundation.org/partners

[8] https://www.athleteally.org/about/; https://theoutfoundation.org/about; https://gendercool.org/playitout/; https://www.hrc.org/resources/get-the-facts-about-transgender-non-binary-athletes

[9] https://www.nbcnews.com/nbc-out/out-news/americans-oppose-inclusion-trans-athletes-sports-poll-finds-rcna88940

[10] https://www.cnn.com/2023/08/03/business/anheuser-busch-revenue-bud-light-intl-hnk/index.html;

[11] https://www.foxbusiness.com/media/target-market-cap-losses-hit-15-7-billion-share-near-52-week-low-amid-woke-backlash

[12] https://www.washingtonexaminer.com/policy/economy/disney-has-lost-50-billion-in-value-since-war-with-florida-began; https://www.hollywoodreporter.com/business/business-news/disney-stock-2022-1235289239/; https://markets.businessinsider.com/news/stocks/disney-stock-price-decline-bob-iger-pandemic-inflation-recession-streaming-2022-12

[13] https://www.dailymail.co.uk/news/article-13220723/Planet-Fitness-Value-Falls-Trans-row.html

OPPOSITION STATEMENT

The Board of Directors recommends that shareholders vote AGAINST this proposal because:
- The Company's current approach to partnering with third-party organizations, along with our existing disclosures, appropriately serves the best interests of our shareholders; and
- The Proposal would divert Company time and resources to the preparation of a report that would ultimately not provide additional value to the Company's shareholders.

The Company's partnerships play a key role in advancing the best interests of the Company and its shareholders.

The Company believes that sport has the power to move the world forward, and that the Company has a role to play in creating greater access to sport for all. To that end, one of the Company's strategies is to grow its consumer base by inviting more people—including the next generation of athletes—into sport. This strategy serves as a foundation for driving long-term growth and value for the Company and our shareholders.

However, the Company cannot do it alone. Our partnerships with our employees, athletes, experts, and community organizations are critical in helping the Company achieve its vision for the future of sport—where everybody is invited to play. For example, through its partnerships, the Company is removing barriers to participation for kids—especially girls—and training coaches from diverse experiences and backgrounds to become game-changing mentors who encourage all kids to play.

The Company devotes considerable time and resources to making sure that its partnerships advance the Company's business goals, and has processes in place that are focused on evaluating and approving the Company's partnerships and policies. At the Board level, the Corporate Responsibility, Sustainability and Governance Committee is responsible for overseeing the Company's community and social impact efforts and other corporate purpose activities, including reviewing and providing guidance to management regarding the Company's significant purpose-related activities, policies, investments, and programs and its work with industry organizations and non-governmental organizations concerning corporate responsibility. This process helps ensure that the Company's partnerships continue to support its strategy of increasing accessibility, participation, and equality in sport, which in turn fuels long-term growth for our shareholders.

The Company already provides significant disclosure about the Company's partnerships and how they align with the Company's purpose and long-term value creation for shareholders.

We believe it is important not only to engage with organizations and issues that are important to our business and our shareholders, but to be transparent regarding that engagement. As a result, consistent with our Policy on Public Policy and Political Contributions, the Company annually reports its political contributions to political candidates, organizations, and ballot initiatives on its website. We also provide a list of significant governmental entities, NGOs and industry groups the Company is involved with in the resources section of the Company's Impact website.

The Company also reports its progress against its adopted purpose-related targets, including the impact of its partnerships, in its annual Impact Report. Therefore, in addition to being costly and time-consuming for the Company to prepare, the report that the Proposal requests would not provide meaningful additional information to the Company's shareholders.

BOARD RECOMMENDATION

X   The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 28, 2024, after giving effect to any transactions that occurred on such date, by (1) each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's securities, (2) each of the directors and nominees for director, (3) each executive officer listed in the Summary Compensation Table ("Named Executive Officers"), and (4) all directors, Named Executive Officers, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip Knight, and the Travis A. Knight 2009 Irrevocable Trust II. In addition, unless otherwise indicated, all persons named below can be reached c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Cathleen Benko	Class B	12,923	—
Timothy Cook	Class B	50,424 [3]	—
John Donahoe II[4]	Class B	1,710,599 [3][5]	0.1%
Thasunda Duckett	Class B	8,533	—
Mónica Gil	Class B	3,837	—
Alan Graf, Jr.	Class B	197,416	—
Maria Henry	Class B	3,711	—
Peter Henry	Class B	6,043	—
Travis Knight	Class B	6,528,884 [6]	0.5%
Mark Parker[4]	Class B	2,740,543 [3][5]	0.2%
Michelle Peluso	Class B	27,758	—
John Rogers, Jr.	Class B	29,466	—
Robert Swan	Class B	22,526 [7]	—
Matthew Friend[4]	Class B	307,902 [3]	—
Heidi O'Neill[4]	Class B	333,049 [3]	—
Craig Williams[4]	Class B	237,289 [3]	—

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Sojitz Corporation of America 1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204	Preferred [8]	300,000	100.0%
Philip Knight One Bowerman Drive, Beaverton, OR 97005	Class A	23,879,487 [9]	8.0%
	Class B	32,215,174 [10]	2.6%
Swoosh, LLC 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	230,750,000 [11]	77.5%
	Class B	230,750,000	16.1%
Travis A. Knight 2009 Irrevocable Trust II 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	34,781,369 [12]	11.7%
	Class B	34,781,369 [12]	2.8%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	Class B	109,539,710 [13]	9.0% [13]
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	Class B	89,773,424 [14]	7.3% [14]
All directors and executive officers as a group (18 persons)	Class B	12,638,763 [3][5]	1.1%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) These amounts include the right to acquire the following numbers of shares within 60 days after June 28, 2024 pursuant to the exercise of stock options: 1,520,503 shares for Mr. Donahoe, 1,600,433 shares for Mr. Parker, 292,324 shares for Mr. Friend, 260,048 shares for Ms. O'Neill, 160,393 shares for Mr. Williams, and 4,180,796 shares for the executive officer and director group.

(4) Named Executive Officer listed in the Summary Compensation Table.

(5) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 195 shares for Mr. Donahoe, 38,020 shares for Mr. Parker, and 53,122 shares for the executive officer and director group.

(6) Does not include 230,750,000 shares of Class A Stock that are owned by Swoosh, LLC. Mr. Travis Knight has disclaimed beneficial ownership of all such shares.

(7) Includes 1,580 shares held by the Swan Family Revocable Trust.

(8) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(9) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(10) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares.

(11) Information provided as of July 12, 2023 in the Form 4 filed by the shareholder.

(12) Includes 15,638,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust") and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein.

(13) Information provided as of December 29, 2023 in Schedule 13G filed by the shareholder.

(14) Information provided as of December 31, 2023 in Schedule 13G filed by the shareholder.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders of more than 10 percent of a registered class of the Company's equity securities, to file with the SEC reports regarding their ownership and changes in ownership of Common Stock and other equity securities of the Company. Directors, officers, and greater than 10 percent shareholders are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2024, we believe that all such reports that were required to be filed under Section 16(a) were timely filed, except that one report relating to a September 1, 2023 grant of stock options to Johanna Nielsen was filed late due to an administrative error.

ADDITIONAL INFORMATION

INSIDER TRADING ARRANGEMENTS AND POLICIES

We have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, among other things. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy and our Blackout and Pre-clearance Policy, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2024.

TRANSACTIONS WITH RELATED PERSONS

Philip Knight, the father of NIKE director Travis Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2024, as Chairman Emeritus, Mr. Knight received salary of $519,235 (reflecting 27 bi-weekly pay periods for fiscal 2024), and medical and dental insurance coverage generally available to employees.

John Donahoe II and the Company have entered into time sharing agreements under which Mr. Donahoe reimburses the Company for limited personal use of Company aircraft, which is intended to increase his security, availability, and productivity. In fiscal 2024, Mr. Donahoe reimbursed the Company approximately $316,000 under the time sharing agreements.

Mark Parker's son, Matthew Parker, was employed by the Company in fiscal 2024 in a non-executive role for which the Company paid Matthew Parker aggregate compensation of approximately $136,000. The compensation and benefits received by Matthew Parker were consistent with compensation and benefits paid to other employees holding similar positions.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company or that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board during fiscal 2024 were Timothy Cook, Cathleen Benko, and Mónica Gil. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2024.

OTHER MATTERS AT THE MEETING

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

GENERAL INFORMATION

Why am I receiving these proxy materials?

You are receiving the enclosed proxy materials in connection with the solicitation of proxies by the Board of NIKE for use at the Annual Meeting. As a shareholder of record as of the close of business on July 10, 2024, which is the record date fixed by the Board, you are invited to attend the virtual Annual Meeting and are urged to vote your shares on the proposals described in this proxy statement.

How are the proxy materials being distributed?

This proxy statement is first being made available to shareholders on or about July 31, 2024. We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

What is included in the proxy materials?

Our proxy materials include our Notice, our proxy statement, and our Annual Report on Form 10-K for the year ended May 31, 2024. Our Notice directs shareholders to a website where they can access our proxy materials.

Why is the Company holding a virtual Annual Meeting?

While we initially pivoted to a virtual meeting format due to public health concerns, we are continuing to use this format because, based on the success of our last three annual meetings, we believe that it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting.

How can I attend and participate in the virtual Annual Meeting?

Holders of record of our Class A Stock and Class B Stock at the close of business on July 10, 2024 may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting.

To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2024 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system.

How can I ask questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting. Shareholders of record at the close of business on July 10, 2024 may submit questions in advance of and during the Annual Meeting.

- *To submit questions in advance of the Annual Meeting*: Visit www.proxyvote.com and enter your 16-digit control number included in your Notice, voting instructions form, or proxy card. Questions submitted in advance must be submitted before 11:59 P.M. Eastern Time on September 9, 2024.

- *To submit questions during the Annual Meeting*: Visit www.virtualshareholdermeeting.com/NKE2024 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

What will I be voting on at the Annual Meeting?

You will be voting:

- To elect the 12 director nominees identified in this Proxy Statement. The holders of NIKE's Class A Stock will vote to elect nine of the director nominees identified in this Proxy Statement, and the holders of NIKE's Class B Stock will vote to elect the remaining three director nominees identified in this Proxy Statement;

- To approve executive compensation by an advisory vote;

- To ratify the appointment of PwC as our independent registered public accounting firm;

- To consider a shareholder proposal regarding supplemental pay equity disclosure, if properly presented at the meeting;

- To consider a shareholder proposal regarding a supply chain management report, if properly presented at the meeting;

- To consider a shareholder proposal regarding worker-driven social responsibility, if properly presented at the meeting;

- To consider a shareholder proposal regarding environmental targets, if properly presented at the meeting;

- To consider a shareholder proposal regarding a divisive partnerships congruency report, if properly presented at the meeting; and

- To transact such other business as may properly come before our Annual Meeting.

How does the Board recommend that I vote on these proposals?

Our Board recommends:

- For the holders of NIKE's Class A Stock, a vote **FOR** the election of each of Mr. Timothy Cook, Mr. John Donahoe II, Ms. Thasunda Duckett, Ms. Mónica Gil, Ms. Maria Henry, Mr. Peter Henry, Mr. Travis Knight, Mr. Mark Parker, and Ms. Michelle Peluso to serve as directors until the next annual meeting;

- For the holders of NIKE's Class B Stock, a vote **FOR** the election of each of Ms. Cathleen Benko, Mr. John Rogers, Jr., and Mr. Robert Swan, to serve as directors until the next annual meeting;

- For all shareholders, a vote **FOR** the advisory resolution approving the compensation of our Named Executive Officers as described in this proxy statement;

- For all shareholders, a vote **FOR** ratification of the appointment of PwC as our independent registered public accounting firm;

- For all shareholders, a vote **AGAINST** the shareholder proposal regarding supplemental pay equity disclosure;

- For all shareholders, a vote **AGAINST** the shareholder proposal regarding a supply chain management report;

- For all shareholders, a vote **AGAINST** the shareholder proposal regarding worker-driven social responsibility;

- For all shareholders, a vote **AGAINST** the shareholder proposal regarding environmental targets; and

- For all shareholders, a vote **AGAINST** the shareholder proposal regarding a divisive partnerships congruency report;

How do I vote my shares?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (1) vote via the internet at the website address listed on the Notice; (2) vote by telephone; or (3) complete, sign, date, and return your proxy card or voting instruction form in the postage-paid envelope we have provided. If you received only the Notice, you may vote your shares at the website address listed on the Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so by entering the 16-digit control number included in your Notice, voting instructions form, or proxy card. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote, as described in more detail under "Can I change my vote or revoke my proxy?"

What is the difference between holding shares as a shareholder of record and as a beneficial owner or street name holder?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "shareholder of record" with respect to those shares and we have sent the Notice (or if you received printed proxy materials, the Notice, proxy statement, and proxy card) directly to you. You may submit a proxy and vote those shares in the manner described in this proxy statement and the Notice.

If your shares are held in a stock brokerage account or by a bank, broker or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice, voting instructions form, and/or proxy card have been forwarded to you by your broker, bank, or other holder of record who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

What does it mean if I receive more than one proxy card or Notice?

If you receive more than one proxy card or Notice, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, please follow the instructions included on each Notice you receive or, if you received printed proxy materials by mail, complete, sign, and return each proxy card you receive.

How many shares may be voted at the Annual Meeting?

On the close of business on July 10, 2024, 297,897,252 shares of Class A Stock and 1,201,461,692 shares of Class B Stock were issued and outstanding and entitled to vote at the meeting.

What constitutes a quorum?

For Proposal 1, the election of directors, a majority of the votes entitled to be cast by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively. For Proposals 2, 3, 4, 5, 6, 7, and 8, a majority of the votes entitled to be cast by both of the Class A Stock and Class B Stock together constitutes a quorum

Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

How are votes calculated?

Each share of Class A Stock and each share of Class B Stock is entitled to one vote. The holders of our Common Stock will vote together on all matters at the Annual Meeting except for the election of directors, for which the holders of Class A Stock and holders of Class B Stock will vote separately. For more information regarding our Class A Stock and Class B Stock, see the section above titled "Corporate Governance—Capital Structure".

How many votes are required to approve each proposal and how are votes counted?

	HOW MANY VOTES ARE REQUIRED FOR APPROVAL?	HOW ARE DIRECTOR WITHHOLD VOTES TREATED?	HOW ARE ABSTENTIONS TREATED?	HOW ARE BROKER NON-VOTES HANDLED?	HOW WILL SIGNED PROXIES THAT DO NOT SPECIFY VOTING PREFERENCES BE TREATED?
Proposal 1—Elect the director nominees	For the directors elected by holders of Class A Stock: a plurality of votes of the holders of Class A Stock cast, subject to our director resignation policy if a director receives less than majority support For the directors elected by holders of Class B Stock: a plurality of votes of the holders of Class B Stock cast, subject to our director resignation policy if a director receives less than majority support	Withhold votes will not be counted as votes cast for purposes of the plurality voting standard, but will be considered in determining whether our director resignation policy applies to a director	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the election of each of the named nominees for director
Proposal 2—Advisory vote to approve executive compensation	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal regarding an advisory vote to approve executive compensation
Proposal 3—Ratify selection of PwC as our independent registered public accounting firm	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Banks, brokers and other holders of record may exercise discretion and vote on this matter and these will be counted as votes cast	Shares will be voted "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm
Proposal 4—Consider a shareholder proposal regarding supplemental pay equity disclosure	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding supplemental pay equity disclosure

	HOW MANY VOTES ARE REQUIRED FOR APPROVAL?	HOW ARE DIRECTOR WITHHOLD VOTES TREATED?	HOW ARE ABSTENTIONS TREATED?	HOW ARE BROKER NON-VOTES HANDLED?	HOW WILL SIGNED PROXIES THAT DO NOT SPECIFY VOTING PREFERENCES BE TREATED?
Proposal 5—Consider a shareholder proposal regarding a supply chain management report	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding supplemental pay equity disclosure
Proposal 6—Consider a shareholder proposal regarding worker-driven social responsibility	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding supplemental pay equity disclosure
Proposal 7—Consider a shareholder proposal regarding environmental targets	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding supplemental pay equity disclosure
Proposal 8—Consider a shareholder proposal regarding a divisive partnerships congruency report	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "AGAINST" the shareholder proposal regarding a supply chain management report

What happens if a director fails to receive the support of a majority of votes cast?

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Can I change my vote or revoke my proxy?

You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by voting your shares online during the Annual Meeting or by delivering to the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453 either written notice of your revocation or an executed proxy bearing a later date.

How are proxies being solicited?

In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. We may retain Georgeson, Inc. to solicit proxies at a cost we anticipate will not exceed $17,500. The Company will bear the cost of soliciting proxies.

How do I find out the voting results?

Preliminary voting results will be announced at the Annual Meeting, and final voting results will be published in a Current Report on Form 8-K within four business days following the Annual Meeting.

How can I submit a proposal for next year's annual meeting?

A shareholder proposal (other than a proxy access nomination) intended for inclusion in the Company's proxy statement and form of proxy for the 2025 annual meeting of shareholders must be received by the Corporate Secretary of NIKE, Inc. at shareholder.proposals@Nike.com on or before April 2, 2025. Rules under the Exchange Act describe standards as to the submission of shareholder proposals. A shareholder proxy access nomination intended for inclusion in the Company's proxy statement and form of proxy for the 2025 annual meeting of shareholders must be received, along with the other information required by the Company's Bylaws, by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than March 3, 2024 and no later than April 2, 2025.

In addition, the Company's Bylaws require that any shareholder wishing to make a nomination for director or introduce a proposal or other business at a shareholder meeting must give the Company at least 60 days' advance written notice (which for the 2024 annual meeting of shareholders was July 12, 2024) and that notice must meet certain other requirements described in the Bylaws.

In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2025 annual meeting of shareholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than July 12, 2025. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under the Company's Bylaws.

For the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary



2024
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED MAY 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

Commission File No. 1-10635



NIKE, Inc.

(Exact name of Registrant as specified in its charter)

Oregon	**93-0584541**
(State or other jurisdiction of incorporation)	*(IRS Employer Identification No.)*

One Bowerman Drive, Beaverton, Oregon 97005-6453
(Address of principal executive offices and zip code)

(503) 671-6453
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Class B Common Stock	**NKE**	**New York Stock Exchange**
(Title of each class)	*(Trading symbol)*	*(Name of each exchange on which registered)*

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

NONE

Indicate by check mark:	**Yes**	**No**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐		
• if an emerging growth company, if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐	
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	
• if securities are registered pursuant to Section 12(b) of the Act, whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).	☐	
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

As of November 30, 2023, the aggregate market values of the Registrant's Common Stock held by non-affiliates were:

Class A	$	7,404,327,478
Class B		133,466,945,242
	$	140,871,272,720

As of July 10, 2024, the number of shares of the Registrant's Common Stock outstanding were:

Class A	297,897,252
Class B	1,201,461,692
	1,499,358,944

DOCUMENTS INCORPORATED BY REFERENCE:

Parts of Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on September 10, 2024, are incorporated by reference into Part III of this report.

NIKE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

NIKE, Inc. was incorporated in 1967 under the laws of the State of Oregon. As used in this Annual Report on Form 10-K (this "Annual Report"), the terms "we," "us," "our," "NIKE" and the "Company" refer to NIKE, Inc. and its predecessors, subsidiaries and affiliates, collectively, unless the context indicates otherwise.

Our principal business activity is the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE is the largest seller of athletic footwear and apparel in the world. We sell our products through NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital") and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. We also offer interactive consumer services and experiences through our digital platforms. Nearly all of our products are manufactured by independent contractors. Nearly all footwear and apparel products are manufactured outside the United States, while equipment products are manufactured both in the United States and abroad.

All references to fiscal 2025, 2024, 2023, 2022 and 2021 are to NIKE, Inc.'s fiscal years ended May 31, 2025, 2024, 2023, 2022 and 2021, respectively. Any references to other fiscal years refer to a fiscal year ending on May 31 of that year.

PRODUCTS

Our NIKE Brand product offerings are aligned around our consumer construct focused on Men's, Women's and Kids'. We also design products specifically for the Jordan Brand and Converse. We believe this approach allows us to create products that better meet individual consumer needs while accelerating our largest growth opportunities.

NIKE's athletic footwear products are designed primarily for specific athletic use, although a large percentage of the products are worn for casual or leisure purposes. We place considerable emphasis on innovation and high-quality construction in the development and manufacturing of our products.

We also sell sports apparel, which features the same trademarks and are sold predominantly through the same marketing and distribution channels as athletic footwear. Our sports apparel, similar to our athletic footwear products, is designed primarily for athletic use, although many of the products are worn for casual or leisure purposes, and demonstrates our commitment to innovation and high-quality construction. We often market footwear, apparel and accessories in "collections" of similar use or by category. We also market apparel with licensed college and professional team and league logos.

We sell a line of performance equipment and accessories under the NIKE Brand name, including bags, socks, sport balls, eyewear, timepieces, digital devices, bats, gloves, protective equipment and other equipment designed for sports activities. We also sell small amounts of various plastic products to other manufacturers through our wholly-owned subsidiary, NIKE IHM, Inc., doing business as Air Manufacturing Innovation.

Our Jordan Brand designs, distributes and licenses athletic and casual footwear, apparel and accessories predominantly focused on basketball performance and culture using the Jumpman trademark. Sales and operating results for Jordan Brand products are reported within the respective NIKE Brand geographic operating segments.

Our wholly-owned subsidiary brand, Converse, headquartered in Boston, Massachusetts, designs, distributes and licenses casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. Operating results of the Converse brand are reported on a stand-alone basis.

In addition to the products we sell to our wholesale customers and directly to consumers through our NIKE Direct operations, we have also entered into license agreements that permit unaffiliated parties to manufacture and sell, using NIKE-owned trademarks, certain apparel, digital devices and applications and other equipment designed for sports activities.

We also offer interactive consumer services and experiences as well as digital products through our digital platforms, including fitness and activity apps; sport, fitness and wellness content; and digital services and features in retail stores that enhance the consumer experience.

SALES AND MARKETING

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in the first and fourth fiscal quarters have slightly exceeded those in the second and third fiscal quarters. However, the mix of product sales may vary considerably as a result of changes in seasonal and geographic demand for particular types of footwear, apparel and equipment, as well as other macroeconomic, strategic, operating and logistics-related factors.

Because NIKE is a consumer products company, the relative popularity and availability of various sports and fitness activities, as well as changing design trends and consumer preferences, affect the demand for our products. We must, therefore, respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings and channels, developing new products, styles and categories and influencing sports and fitness preferences through extensive marketing. Failure to respond in a timely and adequate manner could have a material adverse effect on our sales and profitability. This is a continuing risk. Refer to Item 1A. Risk Factors.

OUR MARKETS

We report our NIKE Brand operations based on our internal geographic organization. Each NIKE Brand geographic segment operates predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment. The Company's reportable operating segments for the NIKE Brand are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America ("APLA"), and include results for the NIKE and Jordan brands. Sales through our NIKE Direct operations are managed within each geographic operating segment.

Converse is also a reportable operating segment and operates predominately in one industry: the design, marketing, licensing and selling of casual sneakers, apparel and accessories. Converse direct to consumer operations, including digital commerce, are reported within the Converse operating segment results.

UNITED STATES MARKET

For fiscal 2024, NIKE Brand and Converse sales in the United States accounted for approximately 42% of total revenues, compared to 43% and 40% for fiscal 2023 and fiscal 2022, respectively. We sell our products to thousands of wholesale accounts in the United States, including a mix of footwear stores, sporting goods stores, athletic specialty stores, department stores, skate, tennis and golf shops and other wholesale accounts. In the United States, we utilize NIKE sales offices to solicit such sales. During fiscal 2024, our three largest United States customers accounted for approximately 21% of sales in the United States.

Our NIKE Direct and Converse direct to consumer operations sell our products to consumers through various digital platforms. In addition, our NIKE Direct and Converse direct to consumer operations sell products through the following number of retail stores in the United States:

U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	211
NIKE Brand in-line stores (including employee-only stores)	85
Converse stores (including factory stores)	81
TOTAL	**377**

In the United States, NIKE has eight significant distribution centers. Refer to Item 2. Properties for additional information.

INTERNATIONAL MARKETS

For fiscal 2024, non-U.S. NIKE Brand and Converse sales accounted for approximately 58% of total revenues, compared to 57% and 60% for fiscal 2023 and fiscal 2022, respectively. We sell our products through NIKE Direct operations and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives around the world. We sell to thousands of retail accounts and ship products from 68 distribution centers outside of the United States. Refer to Item 2. Properties for additional information on distribution facilities outside of the United States. During fiscal 2024, NIKE's three largest customers outside of the United States accounted for approximately 15% of total non-U.S. sales.

In addition to NIKE-owned and Converse-owned digital commerce platforms in over 40 countries, our NIKE Direct and Converse direct to consumer businesses operate the following number of retail stores outside the United States:

NON-U.S. RETAIL STORES	NUMBER
NIKE Brand factory stores	561
NIKE Brand in-line stores (including employee-only stores)	53
Converse stores (including factory stores)	54
TOTAL	**668**

SIGNIFICANT CUSTOMER

No customer accounted for 10% or more of our consolidated net Revenues during fiscal 2024.

PRODUCT RESEARCH, DESIGN AND DEVELOPMENT

We believe our research, design and development efforts are key factors in our success. Technical innovation in the design and manufacturing process of footwear, apparel and athletic equipment receives continued emphasis as we strive to produce products that help to enhance athletic performance, reduce injury and maximize comfort, while decreasing our environmental impact.

In addition to our own staff of specialists in the areas of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, we also utilize research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists, physicians and other experts who consult with us and review certain designs, materials and concepts for product and manufacturing, design and other process improvements and compliance with product safety regulations around the world. Employee athletes, athletes engaged under sports marketing contracts and other athletes wear-test and evaluate products during the design and development process.

As we continue to develop new technologies, we are simultaneously focused on the design of innovative products and experiences incorporating such technologies throughout our product categories and consumer applications. Using market intelligence and research, our various design teams identify opportunities to leverage new technologies in existing categories to respond to consumer preferences. The proliferation of Nike Air, Zoom, Free, Dri-FIT, Flyknit, FlyEase, ZoomX, Air Max, and React technologies, among others, typifies our dedication to designing innovative products.

MANUFACTURING

Nearly all of our footwear and apparel products are manufactured outside the United States by independent contract manufacturers ("contract manufacturers"), many of which operate multiple factories. We are also supplied, primarily indirectly, by a number of materials, or "Tier 2" suppliers, who provide the principal materials used in footwear and apparel finished goods products. As of May 31, 2024, we had 169 strategic Tier 2 suppliers.

As of May 31, 2024, our contract manufacturers operated 96 finished goods footwear factories located in 11 countries. For fiscal 2024, NIKE Brand footwear finished goods were manufactured by 15 contract manufacturers, many of which operate multiple factories. The largest single finished goods footwear factory accounted for approximately 9% of total fiscal 2024 NIKE Brand footwear production. For fiscal 2024, factories in Vietnam, Indonesia and China manufactured approximately 50%, 27% and 18% of total NIKE Brand footwear, respectively. For fiscal 2024, four footwear contract manufacturers each accounted for greater than 10% of footwear production and in the aggregate accounted for approximately 57% of NIKE Brand footwear production.

As of May 31, 2024, our contract manufacturers operated 285 finished goods apparel factories located in 33 countries. For fiscal 2024, NIKE Brand apparel finished goods were manufactured by 68 contract manufacturers, many of which operate multiple factories. The largest single finished goods apparel factory accounted for approximately 9% of total fiscal 2024 NIKE Brand apparel production. For fiscal 2024, factories in Vietnam, China and Cambodia manufactured approximately 28%, 16% and 15%

of total NIKE Brand apparel, respectively. For fiscal 2024, one apparel contract manufacturer accounted for more than 10% of apparel production, and the top five contract manufacturers in the aggregate accounted for approximately 51% of NIKE Brand apparel production.

NIKE's contract manufacturers buy raw materials for the manufacturing of our footwear, apparel and equipment products. Most raw materials are available and purchased by those contract manufacturers in the countries where manufacturing takes place.

The principal materials used in our footwear products are natural and synthetic rubber, plastic compounds, foam cushioning materials, natural and synthetic leather, nylon, polyester and natural fiber textiles, as well as polyurethane films used to make NIKE Air-Sole cushioning components. During fiscal 2024, Air Manufacturing Innovation, a wholly-owned subsidiary, with facilities near Beaverton, Oregon, in Dong Nai Province, Vietnam, and St. Charles, Missouri, as well as contract manufacturers in China and Vietnam, were our suppliers of NIKE Air-Sole and other cushioning components used in footwear.

The principal materials used in our apparel products are natural and synthetic fabrics, yarns and threads (both virgin and recycled); specialized performance fabrics designed to efficiently wick moisture away from the body, retain heat and repel rain and/or snow; and plastic and metal hardware.

From time to time, certain materials used in the production of our products experience periods of high demand, shortages and price volatility. In fiscal 2024, contract manufacturers were able to source sufficient quantities of raw materials for use in our footwear and apparel products. Refer to Item 1A. Risk Factors, for additional discussion of the impact of sourcing risks on our business.

Since 1972, Sojitz Corporation of America ("Sojitz America"), a large Japanese trading company and the sole owner of our redeemable preferred stock, has performed import-export financing services for us.

INTERNATIONAL OPERATIONS AND TRADE

Our international operations and sources of supply are subject to the usual risks of doing business abroad, such as the implementation of, or potential changes in, foreign and domestic trade policies, increases in import duties, anti-dumping measures, quotas, safeguard measures, trade restrictions, restrictions on the transfer of funds and, in certain parts of the world, political tensions, instability, conflicts, nationalism and terrorism, and resulting sanctions and other measures imposed in response to such issues. We have not, to date, been materially affected by any such risk but cannot predict the likelihood of such material effects occurring in the future.

In recent years, uncertain global and regional economic and political conditions have affected international trade and increased protectionist actions around the world. These trends are affecting many global manufacturing and service sectors, and the footwear and apparel industries, as a whole, are not immune. Companies in our industry are facing trade protectionism in many different regions, and, in nearly all cases, we are working together with industry groups to address trade issues and reduce the impact to the industry, while observing applicable competition laws. Notwithstanding our efforts, protectionist measures have resulted in increases in the cost of our products, and additional measures, if implemented, could adversely affect sales and/or profitability for NIKE, as well as the imported footwear and apparel industry as a whole.

We monitor protectionist trends and developments throughout the world that may materially impact our industry, and we engage in administrative and judicial processes to mitigate trade restrictions. We are actively monitoring actions that may result in additional anti-dumping measures and could affect our industry. We are also monitoring for and advocating against other impediments that may limit or delay customs clearance for imports of footwear, apparel and equipment. NIKE also advocates for trade liberalization for footwear and apparel in a number of bilateral and multilateral free trade agreements. Changes in, and responses to, U.S. trade policies, including the imposition of tariffs or penalties on imported goods or retaliatory measures by other countries, have negatively affected, and could in the future negatively affect, U.S. corporations, including NIKE, with business operations and/or consumer markets in those countries, which could also make it necessary for us to change the way we conduct business, either of which may have an adverse effect on our business, financial condition or our results of operations. In addition, with respect to proposed trade restrictions, we work with a broad coalition of global businesses and trade associations representing a wide variety of sectors to help ensure that any legislation enacted and implemented (i) addresses legitimate and core concerns, (ii) is consistent with international trade rules and (iii) reflects and considers domestic economies and the important role they may play in the global economic community.

Where trade protection measures are implemented, we believe we have the ability to develop, over a period of time, adequate alternative sources of supply for the products obtained from our present suppliers. If events prevented us from acquiring products from our suppliers in a particular country, our operations could be temporarily disrupted and we could experience an adverse financial impact. However, we believe we could abate any such disruption, and that much of the adverse impact on supply would, therefore, be of a short-term nature, although alternate sources of supply might not be as cost-effective and could have an ongoing adverse impact on profitability.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act (the "FCPA"), and other anti-bribery laws applicable to our operations. We source a significant portion of our products from, and have important consumer markets, outside of the United States. We have an ethics and compliance program to address compliance with the FCPA and similar laws by us, our employees, agents, suppliers and other partners. Refer to Item 1A. Risk Factors for additional information on risks relating to our international operations.

COMPETITION

The athletic footwear, apparel and equipment industry is highly competitive on a worldwide basis. We compete internationally with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies and large companies having diversified lines of athletic and leisure footwear, apparel and equipment, including adidas, Anta, ASICS, Deckers, Li Ning, lululemon athletica, New Balance, On, Puma, Under Armour and V.F. Corporation, among others. The intense competition and the rapid changes in technology and consumer preferences in the markets for athletic and leisure footwear and apparel and athletic equipment constitute significant risk factors in our operations. Refer to Item 1A. Risk Factors for additional information.

NIKE is the largest seller of athletic footwear and apparel in the world. Important aspects of competition in this industry are:

- Product attributes such as quality; innovation and development; performance and reliability; new product style, and design; as well as consumer price/value.

- Consumer connection, engagement and affinity for brands and products, developed through marketing, promotion and digital experiences; social media interaction; customer support and service; identification with prominent and influential athletes, influencers, public figures, coaches, teams, colleges and sports leagues who endorse our brands and use our products and active engagement through sponsored sporting events and clinics.

- Effective sourcing and distribution of products, with attractive merchandising and presentation at retail, both in-store and on digital platforms.

We believe that we are competitive in all of these areas. See Item 1A. Risk Factors, including the risk factor titled "Our products, services and experiences face intense competition."

TRADEMARKS AND PATENTS

We believe that our intellectual property rights are important to our brand, our success and our competitive position. We strategically pursue available protections of these rights and vigorously protect and enforce them against third-party theft and infringement.

We use trademarks on nearly all of our products and packaging, and in our marketing materials, and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands and the Company, and in distinguishing our goods from the goods of others. We consider our NIKE and Swoosh Design trademarks to be among our most valuable assets and we have registered these trademarks in over 190 jurisdictions worldwide. In addition, we own many other trademarks that we use in marketing our products. Throughout the world, we own common law rights in the trade dress of several distinctive shoe designs and elements. For certain trade dress, we have sought and obtained trademark registrations.

We have copyright protection in our designs, graphics, software applications, digital goods and other original works. When appropriate, we also obtain registered copyrights.

We file for, own and maintain many U.S. and foreign utility and design patents protecting components, technologies, materials, manufacturing techniques, features, functionality, and industrial designs used in and for the manufacture of various athletic, performance, and leisure footwear and apparel, including physical and digital versions thereof, athletic equipment, and digital devices, and related software applications. These patents expire at various times.

We believe our success depends upon our capabilities in areas such as design, research and development, production and marketing and is supported and protected by our intellectual property rights, such as trademarks, utility and design patents, copyrights, and trade secrets, among others.

We have followed a policy of applying for and registering intellectual property rights in the United States and select foreign countries on trademarks, inventions, innovations and designs that we deem protectable and valuable. We also continue to vigorously protect and enforce our intellectual property, including trademarks, patents and trade secrets against third-party infringement and misappropriation.

HUMAN CAPITAL RESOURCES

At NIKE, we consider the strength and effective management of our workforce to be essential to the ongoing success of our business. We believe that it is important to attract, develop and retain a diverse and engaged workforce at all levels of our business and that such a workforce fosters creativity and accelerates innovation. We are focused on building a talent pipeline that reflects our consumers, athletes and the communities we serve.

CULTURE

Each employee shapes NIKE's culture through behaviors and practices. This starts with our Maxims, which represent our core values and, along with our Code of Conduct, feature the fundamental behaviors that help anchor, inform and guide us and apply to all employees. Our mission is to bring inspiration and innovation to every athlete in the world, which includes the belief that if you have a body, you are an athlete. We aim to do this by creating groundbreaking sport innovations, making our products more sustainably, building a creative and diverse global team, supporting the well-being of our employees and making a positive impact in communities where we live and work. Our mission is aligned with our deep commitment to maintaining an environment where all NIKE employees have the opportunity to reach their full potential, to connect to our brands and to shape our workplace culture. We believe providing for growth and retention of our employees is essential in fostering such a culture and are dedicated to providing access to training programs and career development opportunities, including trainings on NIKE's values, history and business, trainings on developing leadership skills at all levels, tools and resources for managers and qualified tuition reimbursement opportunities.

In empowering our employees to help shape our culture, we source employee feedback through a variety of survey tools: our annual Engagement Survey program, corporate pulse surveys and listening sessions. These tools provide employees throughout the globe an opportunity to provide confidential feedback on key areas known to drive employee engagement, including their satisfaction with their managers, their work and the Company generally. These tools also measure our employees' connection to NIKE's culture. NIKE also provides multiple points of contact for employees to speak up if they experience something that does not align with our values or otherwise violates our workplace policies, even if they are uncertain what they observed or heard is a violation of company policy.

As part of our commitment to making a positive impact on our communities, we maintain a goal of investing 2% of our prior fiscal year's pre-tax income into global communities. The focus of this investment continues to be inspiring youth to be active through play and sport as well as uniting and inspiring communities to create a better and more equitable future for all. Our community investments are an important part of our culture, and we support employees in giving back to community organizations through volunteering and donations, which are matched by the NIKE Foundation where eligible.

EMPLOYEE BASE

As of May 31, 2024, we had approximately 79,400 employees worldwide, including retail and part-time employees. We also utilize independent contractors and temporary personnel to supplement our workforce.

Most of our employees are not represented by unions, except for certain employees in the EMEA and APLA geographies who are members of and/or represented by trade unions, as allowed or required by local law and/or collective bargaining agreements. Also, in some countries outside of the United States, local laws require employee representation by works councils (which may be entitled to information and consultation on certain subsidiary decisions) or by organizations similar to a union. In certain European countries, we are required by local law to enter into, and/or comply with, industry-wide or national collective bargaining agreements. NIKE has never experienced a material interruption of operations due to labor disagreements.

DIVERSITY, EQUITY AND INCLUSION

Diversity, equity and inclusion ("DE&I") is a strategic priority for NIKE and we are committed to having an inclusive and diverse team and culture. We aim to foster an inclusive and accessible workplace through recruitment, development and retention of talent from diverse experiences and backgrounds with the goal of expanding representation across all dimensions of diversity over the long term. We remain committed to the targets announced in fiscal 2021 for the Company to work toward by fiscal 2025, including diverse representation in our corporate workforce and leadership positions.

We continue our efforts to recruit talent through our traditional channels and through initiatives, such as partnerships with athletes and sports-related organizations to create apprenticeship programs and new partnerships with organizations, colleges and universities that serve diverse populations. Additionally, we are prioritizing DE&I education so that all NIKE employees and leaders have the cultural knowledge and understanding to lead inclusively and build diverse and inclusive teams. We also have Employee Networks, collectively known as NikeUNITED, representing various employee groups.

Our DE&I focus extends beyond our workforce and includes our communities, which we support in a number of ways. We have committed to investments that aim to address racial inequality and improve diversity and representation in our communities. We also are leveraging our global scale to support business diversity among the businesses with which we work.

COMPENSATION AND BENEFITS

NIKE's total rewards are intended to be competitive and equitable, meet the diverse needs of our global teammates and reinforce our values. We are committed to providing comprehensive, competitive and equitable pay and benefits to our employees, and we have invested, and aim to continue to invest, in our employees through growth and development and holistic well-being initiatives. Our initiatives in this area include:

- We are committed to competitive pay, pay equity and to reviewing our pay and promotion practices annually.

- We have an annual company bonus plan and a retail-focused bonus plan applicable to all eligible employees. Both programs are focused on rewarding employees for company performance, which we believe reinforces our culture and rewards behaviors that support collaboration and teamwork.

- We provide comprehensive family care benefits in the U.S. and globally where practicable, including family planning coverage, backup care and child/elder care assistance as well as an income-based childcare subsidy for eligible employees.

- Our Military Leave benefit provides up to 12 weeks of paid time off every 12 months.

- We offer free access to our sport centers at our World Headquarters for our full-time employees and North America store employees.

- We provide employees free access to mindfulness and meditation resources, as well as live classes through our sport centers.

- We provide all employees and their families globally with free and confidential visits with a mental health counselor through a third-party provider and our global Employee Assistance Program (EAP).

- We provide support to our employees in a variety of ways during times of crisis, including pay continuity under certain circumstances, and our natural disaster assistance program.

- We provide a hybrid work approach for the majority of employees, as well as a Four Week Flex program, which provides employees an opportunity to work remotely for up to four weeks per year.

- We offer a Well-Being Week where we close our corporate offices for a full week in the summer and Well-Being Days for our teammates in our retail stores and distribution centers, and encourage our teammates to focus on their well-being.

- We provide inclusive family planning benefits and transgender healthcare coverage for eligible employees covered on the U.S. Health Plan, including access to both restorative services and personal care.

- We provide all U.S. employees with unlimited free financial coaching through a third-party provider.

Additional information related to our human capital strategy can be found in our FY23 NIKE, Inc. Impact Report, which is available on the Impact section of about.nike.com. Information contained on or accessible through our websites is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

AVAILABLE INFORMATION AND WEBSITES

Our NIKE digital commerce website is located at www.nike.com. On our NIKE corporate website, located at investors.nike.com, we post the following filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"): our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended. Our proxy statements are also posted on our corporate website. All such filings on our corporate website are available free of charge. Copies of these filings are also available on the SEC's website at www.sec.gov. Also available on our corporate website are the charters of the committees of our Board of Directors, as well as our corporate governance guidelines and code of ethics. Copies of any of these documents will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. Information contained on or accessible through our website is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of NIKE, Inc. as of July 25, 2024, are as follows:



Mark Parker, Executive Chairman — Mr. Parker, 68, joined NIKE in 1979, is Executive Chairman of the Board of Directors and served as President and Chief Executive Officer of NIKE, Inc. from 2006 to 2020. During his employment with NIKE, he has had primary responsibilities in product research, design and development, marketing and brand management. Mr. Parker previously served in various roles at NIKE including President of the NIKE Brand, Vice President of Global Footwear, General Manager, corporate Vice President and divisional Vice President in charge of product development.



John Donahoe II, President and Chief Executive Officer — Mr. Donahoe, 64, joined NIKE in 2014 as a member of the Board of Directors and has served as President and Chief Executive Officer of NIKE, Inc. since January 2020. He is responsible for NIKE's global business portfolio, which includes the NIKE, Jordan and Converse brands. Prior to joining NIKE, Mr. Donahoe was the President and Chief Executive Officer of ServiceNow, Inc. from 2017 to 2020 and, prior to that, the President and Chief Executive Officer of eBay Inc. Earlier in his career, he worked for Bain & Company for nearly two decades, becoming the firm's President and Chief Executive Officer in 1999.



Matthew Friend, Executive Vice President and Chief Financial Officer — Mr. Friend, 46, joined NIKE in 2009 and has served as Executive Vice President and Chief Financial Officer of NIKE, Inc. since 2020, and leads the Company's finance, demand and supply management, procurement and global places and services organizations. Mr. Friend previously served in various roles at NIKE including as Vice President of Investor Relations and Chief Financial Officer of the NIKE Brand. Prior to joining NIKE, Mr. Friend worked in the financial industry, including as Vice President in the investment banking and mergers and acquisitions groups at Goldman Sachs and Morgan Stanley.



Monique Matheson, Executive Vice President, Chief Human Resources Officer — Ms. Matheson, 57, joined NIKE in 1998 and has served as Executive Vice President, Chief Human Resources Officer of NIKE, Inc. since 2017, overseeing and driving the Company's strategic global Human Resources strategy. In this role, Ms. Matheson leads through the lens of people — managing functions including recruitment, succession planning, learning and career development, diversity and inclusion, organizational effectiveness, employee engagement, pay and benefits and people solutions. Previously, Ms. Matheson has held roles including Vice President, Chief Talent and Diversity Officer and Vice President, Senior Human Resources Business Partner for North America, Global Product Creation (Footwear, Apparel and Equipment), Global Finance and NIKE, Inc. Affiliates. Prior to joining NIKE, Ms. Matheson practiced employment law.



Ann Miller, Executive Vice President, Chief Legal Officer — Ms. Miller, 50, joined NIKE in 2007 and has served as Executive Vice President, Chief Legal Officer of NIKE, Inc. since 2022. In her capacity as Chief Legal Officer, she oversees all legal, compliance, government & public affairs, social community impact, security, resilience and investigation matters of the Company. Previously, Ms. Miller served as Vice President, Corporate Secretary from 2017 to 2022. Ms. Miller has also previously held other roles in the NIKE legal department, including Chief Ethics & Compliance Officer and Converse's General Counsel. Prior to joining NIKE, Ms. Miller worked at the law firm Sullivan & Cromwell LLP. Ms. Miller brings more than 25 years of legal and business expertise to her role.



Heidi O'Neill, President, Consumer, Product & Brand — Ms. O'Neill, 59, joined NIKE in 1998 and has served as President, Consumer, Product & Brand of NIKE, Inc. since 2023. In this role, Ms. O'Neill leads the integration of the global Men's, Women's & Kids' consumer teams, the entire global product engine and global brand marketing and sports marketing to build deep storytelling, relationships and engagement with the brand. Most recently, Ms. O'Neill has also served as President, Consumer and Marketplace from 2020 to 2023 and President, Direct to Consumer from 2016 to 2020. Since joining NIKE, she has held a variety of key roles, including leading NIKE's marketplace and four geographic operating regions, leading NIKE Direct and NIKE's retail and digital-commerce business and creating and leading NIKE's Women's business. Prior to joining NIKE, Ms. O'Neill held roles at Levi Strauss & Company and was a Vice President at Foote, Cone & Belding.



Craig Williams, President, Geographies & Marketplace — Mr. Williams, 55, joined NIKE in 2019 and has served as President, Geographies & Marketplace of NIKE, Inc. since 2023. In this role, Mr. Williams leads NIKE's four geographic operating units, the global direct to consumer business and wholesale marketplace partnerships. In addition, Mr. Williams leads the NIKE Supply Chain and Logistics organization. Mr. Williams previously served as President of Jordan Brand from 2019 to June 2023, overseeing the global business and team of designers, footwear and apparel developers, marketers and geography leaders. Prior to joining NIKE, Mr. Williams held executive leadership positions at The Coca-Cola Company as well as roles at CIBA Vision, a subsidiary of Novartis AG, and Kraft Foods Inc. Mr. Williams also served five years in the U.S. Navy as a Naval Nuclear Power Officer.

ITEM 1A. RISK FACTORS

Special Note Regarding Forward-Looking Statements and Analyst Reports

Certain written and oral statements, other than purely historic information, including estimates, projections, statements relating to NIKE's business plans, objectives and expected operating or financial results and the assumptions upon which those statements are based, made or incorporated by reference from time to time by NIKE or its representatives in this Annual Report, other reports, filings with the SEC, press releases, conferences or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result" or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by NIKE with the SEC, including reports filed on Forms 8-K, 10-Q and 10-K, and include, among others, the following: risks relating to our multi-year enterprise initiative, including the risk that NIKE is not able to identify opportunities to deliver anticipated cost savings, risks related to any delays in the timing for implementing the initiative or potential disruptions to NIKE's business or operations as it executes on the initiative, and other factors that may cause NIKE to be unable to achieve the expected benefits of the initiative; intense competition among designers, marketers, distributors and sellers of athletic or leisure footwear, apparel and equipment for consumers and endorsers; NIKE's ability to successfully innovate and compete in various categories; new product development and innovation; demographic changes; changes in consumer preferences and channel mix; popularity of particular designs, categories of products and sports; seasonal and geographic demand for NIKE products; difficulties in anticipating or forecasting, and responding to changes in consumer preferences, consumer demand for NIKE products, changes in channel mix and the various market factors described above; the size and growth of the overall athletic or leisure footwear, apparel and equipment markets; international, national and local political, civil, economic and market conditions, including high and increasing inflation and interest rates; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; difficulties in implementing, operating and maintaining NIKE's increasingly complex information technology systems and controls, including, without limitation, the systems related to demand and supply planning and inventory control; interruptions in data and information technology systems; consumer data security; fluctuations and difficulty in forecasting operating results, including, without limitation, the fact that advance orders may not be indicative of future revenues due to changes in shipment timing, the changing mix of orders with shorter lead times, and discounts, order cancellations and returns; the ability of NIKE to sustain, manage or forecast its growth and inventories; the size, timing and mix of purchases of NIKE's products; increases in the cost of materials, labor and energy used to manufacture products; the ability to secure and protect trademarks, patents and other intellectual property; product performance and quality; customer service; adverse publicity and an inability to maintain NIKE's reputation and brand image, including without limitation, through social media or in connection with brand damaging events; the loss of significant customers or suppliers; dependence on distributors and licensees; business disruptions; increased costs of freight and transportation to meet delivery deadlines; increases in borrowing costs due to any decline in NIKE's debt ratings; changes in business strategy or development plans; general risks associated with doing business outside of the United States, including, without limitation, exchange rate fluctuations, inflation, import duties, tariffs, quotas, sanctions, political and economic instability, conflicts and terrorism; the potential impact of new and existing laws, regulations or policy, including, without limitation, tariffs, import/export, trade, wage and hour or labor and immigration regulations or policies; changes in government regulations; the impact of, including business and legal developments relating to, climate change, extreme weather conditions and natural disasters; litigation, regulatory proceedings, sanctions or any other claims asserted against NIKE; the ability to attract and retain qualified employees, and any negative public perception with respect to key personnel or our corporate culture, values or purpose; the effects of NIKE's decision to invest in or divest of businesses or capabilities; health epidemics, pandemics and similar outbreaks; and other factors referenced or incorporated by reference in this Annual Report and other reports.

Investors should also be aware that while NIKE does, from time to time, communicate with securities analysts, it is against NIKE's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that NIKE agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, NIKE has a policy against confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of NIKE.

Risk Factors

The risks included here are not exhaustive. Other sections of this Annual Report may include additional factors which could adversely affect NIKE's business and financial performance. Moreover, NIKE operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on NIKE's business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Economic and Industry Risks

Global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The uncertain state of the global economy, including sustained high levels of inflation and interest rates and the risk of a recession, continues to impact businesses around the world. If global economic and financial market conditions deteriorate, the following factors, among others, could have a material adverse effect on our business, operating results and financial condition:

- Our sales are impacted by discretionary spending by consumers. Declines in consumer spending have in the past resulted in and may in the future result in reduced demand for our products, increased inventories, reduced orders from retailers for our products, order cancellations, lower revenues, higher discounts and lower gross margins.

- In the future, we may be unable to access financing in the credit and capital markets at reasonable rates in the event we find it desirable to do so.

- We conduct transactions in various currencies, which creates exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar. Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies has had and could continue to have a significant impact on our reported operating results and financial condition.

- Continued volatility in the availability and prices for commodities and raw materials we use in our products and in our supply chain (such as cotton or petroleum derivatives) has had and could in the future have a material adverse effect on our costs, gross margins and profitability. In addition, supply chain issues caused by factors including geopolitical conflicts and pandemics have impacted and may in the future impact the availability, pricing and timing for obtaining commodities and raw materials.

- If retailers of our products experience declining revenues or experience difficulty obtaining financing to purchase our products, this could result in reduced orders for our products, order cancellations, late retailer payments, extended payment terms, higher accounts receivable, reduced cash flows, greater expense associated with collection efforts and increased bad debt expense.

- In the past, certain retailers of our products have experienced severe financial difficulty, become insolvent and ceased business operations, and this could occur in the future, which could negatively impact the sale of our products to consumers.

- If contract manufacturers of our products or other participants in our supply chain experience difficulty obtaining financing to purchase raw materials or to finance capital equipment and other general working capital needs, it may result in delays or non-delivery of shipments of our products.

Our products, services and experiences face intense competition.

NIKE is a consumer products company and the relative popularity of various sports and fitness activities and changing design trends affect the demand for our products, services and experiences. The athletic footwear, apparel and equipment industry is highly competitive both in the United States and worldwide. We compete with a significant number of athletic and leisure footwear companies, athletic and leisure apparel companies, sports equipment companies, private label brands offered by major retailers and various other large companies that have diversified lines of athletic and leisure footwear, apparel and equipment. New competitors frequently enter the markets we serve. We also compete with other companies for the production capacity of contract manufacturers that produce our products. In addition, we and our contract manufacturers compete with other companies and industries for raw materials used in our products. Our NIKE Direct operations, both through our digital commerce operations and retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores, and with digital commerce platforms. In addition, we compete with respect to the digital services and experiences we are able to offer our consumers, including fitness and activity apps; sport, fitness and wellness content and services; and digital services and features in retail stores that enhance the consumer experience.

Product offerings, product innovations and technologies, marketing expenditures (including expenditures for advertising and endorsements), pricing, costs of production, customer service, digital commerce platforms, digital services and experiences and social media presence are areas of intense competition. These, in addition to ongoing rapid changes in technology (including marketing and advertising technology), a reduction in barriers to starting new footwear and apparel companies and an increase in the number of such companies (some of which may be able to react more nimbly to changes in consumer preferences) and changes in consumer preferences in the markets for athletic and leisure footwear, apparel, and equipment, services and experiences, constitute significant risk factors in our operations. In addition, the competitive nature of retail, including shifts in the ways in which consumers shop, constitutes a risk factor implicating our NIKE Direct and wholesale operations. If we do not adequately and timely anticipate and respond to our competitors, our costs may increase, demand for our products may decline, possibly significantly, or we may need to reduce wholesale or suggested retail prices for our products.

Economic factors beyond our control, and changes in the global economic environment, including fluctuations in inflation and currency exchange rates, could result in lower revenues, higher costs and decreased margins and earnings.

A majority of our products are manufactured and sold outside of the United States, and we conduct purchase and sale transactions in various currencies, which creates exposure to the volatility of global economic conditions, including fluctuations in inflation and foreign currency exchange rates. Central banks deploy various strategies to combat inflation, including increasing interest rates, which impact our borrowing costs. Government shutdowns or the risk of government shutdowns, as well as the impact or expected impact of elections, both in the United States and in other countries around the world, may also increase volatility. Additionally, there has been, and may continue to be, volatility in currency exchange rates that impact the U.S. Dollar value relative to other international currencies. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses are affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company's foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. Foreign currency fluctuations have adversely affected and could continue to have an adverse effect on our results of operations and financial condition.

We hedge certain foreign currency exposures to lessen and delay, but not to completely eliminate, the effects of foreign currency fluctuations on our financial results. Since the hedging activities are designed to lessen volatility, they not only reduce the negative impact of a stronger U.S. Dollar or other trading currency, but they also reduce the positive impact of a weaker U.S. Dollar or other trading currency. Our future financial results have in the past been and could in the future be significantly affected by the value of the U.S. Dollar in relation to the foreign currencies in which we conduct business. The degree to which our financial results are affected for any given time period will depend in part upon our hedging activities.

We may be adversely affected by the financial health of our wholesale customers.

We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place orders five to six months ahead of delivery under our futures ordering program. These advance orders may be canceled under certain conditions, and the risk of cancellation increases when dealing with financially unstable retailers or retailers struggling with economic uncertainty. In the past, some customers have experienced financial difficulties up to and including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. When the retail economy weakens or as consumer behavior shifts, retailers tend to be more cautious with orders. A slowing or changing economy in our key markets, including a recession, could adversely affect the financial health of our customers, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products.

Climate change and other sustainability-related matters, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.

There are concerns that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and may continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather patterns and increasingly frequent and/or prolonged extreme weather and climate events. Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. For example, there has been increased focus by governmental and non-governmental organizations, consumers, customers, employees and other stakeholders on products that are sustainably made and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging and materials transparency, any of which may require us to incur increased costs for additional transparency, due diligence and reporting. In addition, federal, state or local governmental authorities in various countries are implementing, have proposed and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Any of the foregoing may require us to make additional investments in facilities and equipment, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results and financial condition.

Investors, regulators and other stakeholders are also increasingly scrutinizing companies' environmental, social and governance ("ESG") commitments, performance and disclosures, including related to climate change, and in recent years have placed increasing importance on social costs and related implications of their investments. Additionally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their respective approaches to ESG matters, which are increasingly being employed by investors, lenders, and customers to inform their investment, financing or purchasing decisions. Although we have announced sustainability-related goals and targets, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, could result in adverse publicity and adversely affect our business and reputation. Execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to adequately meet stakeholder expectations, successfully execute our strategies or achieve our sustainability-related goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.

Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.
Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, customers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires, tsunamis, floods or droughts, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, customers, distribution centers or vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties' computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers and customers. The diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks, including the Internet and third-party services ("Information Technology Systems"), may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. For example, our World Headquarters is located in a seismic zone, which is at a higher risk for earthquakes and the related consequences or effects. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our Information Technology Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.
Pandemics, including the COVID-19 pandemic, and other public health emergencies, and preventative measures taken to contain or mitigate such crises have caused, and may in the future cause, business slowdown or shutdown in affected areas and significant disruption in the financial markets, both globally and in the United States. These events have led to and could again lead to adverse impacts to our global supply chain, factory cancellation costs, store closures, and a decline in retail traffic and discretionary spending by consumers and, in turn, materially impact our business, sales, financial condition and results of operations as well as cause a volatile effective tax rate driven by changes in the mix of earnings across our jurisdictions. We cannot predict whether, and to what degree, our sales, operations and financial results could in the future be affected by the pandemic and preventative measures. Risks presented by pandemics and other public health emergencies include, but are not limited to:

- Deterioration in economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our consumers and vendors;

- Disruption to our distribution centers, contract manufacturers, finished goods factories and other vendors, through the effects of facility closures, increased operating costs, reductions in operating hours, labor shortages, and real time changes in operating procedures, such as additional cleaning and disinfection procedures, which have had, and could in the future again have, a significant impact on our planned inventory production and distribution, including higher inventory levels or inventory shortages in various markets;

- Impacts to our distribution and logistics providers' ability to operate, including labor and container shortages, and increases in their operating costs. These supply chain effects have had, and could in the future have, an adverse effect on our ability to meet consumer demand, including digital demand, and have in the past resulted in and could in the future result in extended inventory transit times and an increase in our costs of production and distribution, including increased freight and logistics costs and other expenses;

- Decreased retail traffic as a result of store closures, reduced operating hours, social distancing restrictions and/or changes in consumer behavior;

- Reduced consumer demand for our products, including as a result of a rise in unemployment rates, higher costs of borrowing, inflation and diminished consumer confidence;

- Cancellation or postponement of sports seasons and sporting events in multiple countries, and bans on large public gatherings, which have reduced and in the future could reduce consumer spending on our products and could impact the effectiveness of our arrangements with key endorsers;

- The risk that any safety protocols in NIKE-owned or affiliated facilities, including our offices, will not be effective or not be perceived as effective, or that any virus-related illnesses will be linked or alleged to be linked to such facilities, whether accurate or not;

- Incremental costs resulting from the adoption of preventative measures and compliance with regulatory requirements, including providing facial coverings and hand sanitizer, rearranging operations to follow social distancing protocols, conducting temperature checks, testing and undertaking regular and thorough disinfecting of surfaces;

- Bankruptcies or other financial difficulties facing our wholesale customers, which could cause them to be unable to make or delay making payments to us, or result in revised payment terms, cancellation or reduction of their orders; and

- Significant disruption of and volatility in global financial markets, which could have a negative impact on our ability to access capital in the future.

We cannot reasonably predict the ultimate impact of any pandemic or public health emergency, including the extent of any adverse impact on our business, results of operations and financial condition, which will depend on, among other things, the duration and spread of the pandemic or public health emergency, the impact of governmental regulations that have been, and may continue to be, imposed in response, the effectiveness of actions taken to contain or mitigate the outbreak, the availability, safety and efficacy of vaccines, including against emerging variants of the infectious disease, and global economic conditions. Additionally, disruptions have in the past made it more challenging to compare our performance, including our revenue growth and overall profitability, across quarters and fiscal years, and could have this effect in the future. Any pandemic or public health emergency may also affect our business, results of operations or financial condition in a manner that is not presently known to us or that we currently do not consider to present significant risks and may also exacerbate, or occur concurrently with, other risks discussed in this Item 1A. Risk Factors, any of which could have a material effect on us.

Business and Operational Risks

Failure to maintain our reputation, brand image and culture could negatively impact our business.

Our iconic brands have worldwide recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. Maintaining, promoting and growing our brands will depend on our design and marketing efforts, including product innovation, product quality and advertising and consumer campaigns. Our commitment to product innovation, quality and sustainability, and our continuing investment in design (including materials), marketing and sustainability measures may not have the desired impact on our brand image and reputation. In addition, our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media and digital environment, including our reliance on social media, digital advertising networks, digital and advertising technology, and digital dissemination of advertising campaigns on our digital platforms and through our digital experiences and products. We could be adversely impacted if we fail to achieve any of these objectives.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity, purpose and brand culture. Negative claims or publicity involving us, our culture and values, our products, services and experiences, consumer data, or any of our key employees, endorsers, sponsors, suppliers or partners could seriously damage our reputation and brand image, regardless of whether such claims are accurate. For example, while we require our suppliers of our products to operate their business in compliance with applicable laws and regulations, we do not control their practices. Negative publicity relating to a violation or an alleged violation of policies or laws by such suppliers could damage our brand image and diminish consumer trust in our brand. Further, our reputation and brand image could be damaged as a result of our support of, association with or lack of support or disapproval of certain social causes and public personalities, as well as any decisions we make to continue to conduct, or change, certain of our activities in response to such considerations. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims. Adverse publicity about regulatory or legal action against us, or by us, could also damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If the reputation, culture or image of any of our brands is tarnished or if we receive negative publicity, then our sales, financial condition and results of operations could be materially and adversely affected.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our revenues and profits.

Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner so that our product offerings evolve and are responsive to consumer demands. However, lead times for many of our products make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of products or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, and influencing sports and fitness preferences through extensive marketing, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media and other digital advertising networks. If we do not successfully market our products, if advertising and promotional costs increase or if certain advertising networks are no longer available, these factors could have an adverse effect on our business, financial condition and results of operations.

We rely on technical innovation and high-quality products to compete.

Technical innovation and quality control in the design and manufacturing processes of footwear, apparel, equipment and other products and services are essential to the commercial success of our products and development of new products. Research and development play a key role in technical innovation. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research committees and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test cutting-edge performance products. While we strive to produce products that help to enhance athletic performance and reduce injury and maximize comfort, if we fail to introduce technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products (including the introduction of bias or inaccuracies in our products), we may incur substantial expense to remedy the problems and loss of consumer confidence.

Our enterprise initiative may not generate the intended benefits or projected cost savings we anticipate.

In December 2023, we announced a multi-year enterprise initiative aimed at delivering cost savings and investing in future growth, accelerating innovation and driving profitability. Areas of potential savings include simplifying our product assortment, increasing automation and use of technology, streamlining our organization and leveraging our scale to drive greater efficiency. Our ability to achieve the intended cost savings and goals associated with the enterprise initiative are subject to many estimates and assumptions, which may change during implementation and execution. For example, we may not be able to identify opportunities to deliver anticipated cost savings. Additionally, the timing of the cost savings associated with the enterprise initiative may be delayed. Further, we may also face disruptions to our business or operations as we execute on the initiative.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in the first and fourth fiscal quarters have slightly exceeded those in the second and third fiscal quarters. However, the mix of product sales may vary considerably from time to time or in the future as a result of strategic shifts in our business and seasonal or geographic demand for particular types of footwear, apparel and equipment and in connection with the timing of significant sporting events, such as the NBA Finals, Olympics or the World Cup, among others. In addition, our customers may, and from time to time do, cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including economic conditions, changes in consumer preferences, weather conditions, outbreaks of disease, social or political unrest, availability of import quotas, transportation disruptions and currency exchange rate fluctuations, has in the past adversely affected and could in the future adversely affect our business and cause our results of operations to fluctuate. Our operating margins are also sensitive to a number of additional factors that are beyond our control, including manufacturing and transportation costs, shifts in product sales mix and geographic sales trends, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Failure to continue to obtain or maintain high-quality endorsers of our products could harm our business.

We establish relationships with professional athletes, sports teams and leagues, as well as other public figures, including artists, designers and influencers, to develop, evaluate and promote our products, as well as establish product authenticity with consumers. However, as competition in our industry has increased, the costs associated with establishing and retaining such sponsorships and other relationships have increased, and competition to attract and retain high-quality endorsers has increased. If we are unable to negotiate new, or maintain our current, associations with professional athletes, sports teams and leagues, or other public figures, or to do so at a reasonable cost, we could lose the high visibility or on-field authenticity associated with our products, and we may be required to modify and substantially increase our marketing investments. As a result, our brands, net revenues, expenses and profitability could be harmed.

Furthermore, if certain endorsers were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. In addition, actions taken or statements made by athletes, teams or leagues, or other endorsers, associated with our products or brand that harm the reputations of those athletes, teams or leagues, or endorsers, or our decisions to cease collaborating with certain endorsers in light of actions taken or statements made by them, have in the past harmed and could in the future seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. Poor or non-performance by our endorsers, a failure to continue to correctly identify promising athletes, public figures or sports organizations, to use and endorse our products and brand or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability.

Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows and harm to our business.

To meet anticipated demand for our products, we purchase products from manufacturers outside of our futures ordering program and in advance of customer orders, which we hold in inventory and resell to customers. There is a risk we may be unable to sell excess products ordered from manufacturers. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages could delay shipments to customers, negatively impact retailer, distributor and consumer relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties.

Our NIKE Direct operations, including our retail stores and digital platforms, have required and will continue to require significant investment. Our NIKE Direct stores have required and will continue to require substantial fixed investment in equipment and leasehold improvements and personnel. We have entered into substantial operating lease commitments for retail space. Certain stores have been designed and built to serve as high-profile venues to promote brand awareness and marketing activities and to integrate with our digital platforms. Because of their unique design and technological elements, locations and size, these stores require substantially more investment than other stores. Due to the high fixed-cost structure associated with our NIKE Direct retail stores, a decline in sales, a shift in consumer behavior away from brick-and-mortar retail, or the closure, temporary or otherwise, or poor performance of individual or multiple stores could result in significant lease termination costs, write-offs of equipment and leasehold improvements and employee-related costs.

Many factors unique to retail operations, some of which are beyond our control, pose risks and uncertainties. Risks include, but are not limited to: credit card fraud and theft in both our retail stores and on digital platforms; mismanagement of existing retail channel partners; inability to manage costs associated with store construction and operation; and supply chain and inventory management.

In addition, we have made significant investments in digital technologies and information systems for the digital aspect of our NIKE Direct operations, and our digital offerings will require continued investment in the development and upgrading of our technology platforms. In order to deliver high-quality digital experiences, our digital platforms must be designed effectively and work well with a range of other technologies, systems, networks, and standards that we do not control. We may not be successful in developing platforms that operate effectively with these technologies, systems, networks or standards. A growing portion of consumers access our NIKE Direct digital platforms, but in the event that it is more difficult for consumers to access and use our digital platforms, consumers find that our digital platforms do not effectively meet their needs or expectations or consumers choose not to access or use our digital platforms or use devices that do not offer access to our platforms, the success of our

NIKE Direct operations could be adversely impacted. Our competitors may develop, or have already developed, digital experiences, features, content, services or technologies that are similar to ours or that achieve greater acceptance.

We may not realize a satisfactory return on our investment in our NIKE Direct operations and management's attention from our other business opportunities could be diverted, which could have an adverse effect on our business, financial condition or results of operations.

If the technology-based systems, applications and platforms that give our consumers the ability to shop or interact with us online do not function effectively, our operating results, as well as our ability to grow our digital commerce business globally or to retain our customer base, could be materially adversely affected.

Many of our consumers shop with us through our digital platforms. Consumers frequently use mobile-based devices and applications to shop online with us and with our competitors, and to do comparison shopping, as well as to engage with us and our competitors through digital services and experiences that are offered on mobile platforms. We use social media and proprietary mobile applications to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, secure and user-friendly digital commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers or any failure to provide attractive digital experiences to our customers could place us at a competitive disadvantage, result in the loss of digital commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our digital commerce business globally and have a material adverse impact on our business and results of operations. In addition, as use of our digital platforms continues to grow, we will need an increasing amount of technical infrastructure to continue to satisfy our consumers' needs. If we fail to continue to effectively scale and adapt our digital platforms to accommodate increased consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline.

Risks specific to our digital commerce business also include diversion of sales from our and our retailers' brick and mortar stores, pricing pressure on our products, difficulty in recreating the in-store experience through direct channels and liability for online content. Our failure to successfully respond to these risks might adversely affect sales in our digital commerce business, as well as damage our reputation and brands.

We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business.

We are heavily dependent on Information Technology Systems, across our supply chain, including product design, production, forecasting, ordering, manufacturing, transportation, sales and distribution, as well as for processing financial information for external and internal reporting purposes, retail operations and other business activities. Information Technology Systems are critical to many of our operating activities and our business processes and may be negatively impacted by any service interruption or shutdown. For example, our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of these Information Technology Systems. Over a number of years, we have implemented Information Technology Systems in all of the geographical regions in which we operate. Our work to integrate, secure and enhance these systems and related processes in our global operations is ongoing and NIKE will continue to invest in these efforts. We cannot provide assurance, however, that the measures we take to secure and enhance these systems will be sufficient to protect our Information Technology Systems and prevent cyber-attacks, system failures or data or information loss. The failure of these systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, ransomware, denial of service attacks, natural disasters, vendor business interruptions or other causes, failure to properly maintain, protect, repair or upgrade systems, or problems with transitioning to upgraded or replacement systems could cause delays in product fulfillment and reduced efficiency of our operations, could require significant time and capital investments to remediate the problem which may not be sufficient to cover all eventualities, and may have an adverse effect on our reputation, results of operations and financial condition. In addition, the use of employee-owned devices for communications as well as hybrid work arrangements, present additional operational risks to our Information Technology Systems, including, but not limited to, increased risks of cyber-attacks. Further, like other companies in the retail industry, we have in the past experienced, and we expect to continue to experience, cyber-attacks, including phishing, and other attempts to breach, or gain unauthorized access to, our systems. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that they will not have an impact in the future.

We also use Information Technology Systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. From time to time, we have expended, and expect to continue to expend, significant resources to modify, update and enhance our Information Technology Systems and to investigate and remediate vulnerabilities or other exposures. These modifications, updates and enhancements may cost more than initially expected and may not be effective in preventing issues and disruptions. Moreover, due to the complexity of our Information Technology Systems, the process of implementing modifications or enhancements can itself create a risk of systems disruptions and security issues. If Information Technology Systems suffer severe damage, disruption or shutdown and our business continuity plans, or those of our vendors, do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, which could result in lost revenues and profits, as well as reputational damage.

Furthermore, we depend on Information Technology Systems and personal data collection for digital marketing, digital commerce, consumer engagement and the marketing and use of our digital products and services. We also rely on our ability to engage in electronic communications throughout the world between and among our employees as well as with other third parties, including customers, suppliers, vendors and consumers. Any interruption in Information Technology Systems may impede our ability to engage in the digital space and result in lost revenues, damage to our reputation, and loss of users.

Given the increasing complexity and sophistication of techniques used by bad actors to obtain unauthorized access to or disable information technology systems, and the fact that cyber-attacks are being made by groups and individuals with a wide range of expertise and motives, it is increasingly difficult to anticipate and defend against cyber-attacks, and a cyberattack could occur and persist for an extended period of time before being detected. Moreover, the extent of a particular cyber incident and the steps that we may need to take to investigate the incident may not be immediately clear, and it may take a significant amount of time before such investigation can be finalized and completed and reliable information about the incident is known. During the pendency of any such investigation, we may not necessarily know the extent of the harm or how best to remediate it and we may be required to disclose incidents before their full extent is known.

Moreover, to the extent we integrate artificial intelligence ("AI") into our operations, this may increase the cybersecurity and privacy risks, including the risk of unauthorized or misuse of AI tools, we are exposed to, and threat actors may leverage AI to engage in automated, targeted and coordinated attacks of our systems.

We are subject to the risk our licensees may not generate expected sales or maintain the value of our brands.

We currently license, and expect to continue licensing, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. If our licensees fail to successfully market and sell licensed products, or fail to obtain sufficient capital or effectively manage their business operations, customer relationships, labor relationships, supplier relationships or credit risks, it could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products.

We also rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through approval rights over the design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by or negative publicity involving a licensee could have a material adverse effect on that brand and on us.

Consolidation of retailers or concentration of retail market share among a few retailers may increase and concentrate our credit risk and impair our ability to sell products.

The athletic footwear, apparel and equipment retail markets in some countries are dominated by a few large athletic footwear, apparel and equipment retailers with many stores and accelerating digital commerce capabilities. The market shares of these retailers may increase through acquisitions and construction of additional stores and investments in digital capacity, and as a result of attrition as struggling retailers exit the market. Consolidation of our retailers will concentrate our credit risk with a smaller set of retailers, any of whom may experience declining sales or a shortage of liquidity. In addition, increasing market share concentration among a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find sufficient retail outlets for our products to sustain the same level of sales and revenues.

If one or more of our counterparty financial institutions default on their obligations to us or fail, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. The risk of counterparty default or failure may be heightened during periods of sustained high interest rates and uncertainty in the financial markets as well as economic downturns. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default, or our assets deposited or held in accounts with such counterparty, may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

We rely on a concentrated source base of contract manufacturers to supply a significant portion of our footwear products.

We rely upon a concentrated amount of contract manufacturers, which we do not own or operate, to manufacture all of the footwear products we sell, see "Manufacturing" for additional information. Our ability to meet our customers' needs depends on our ability to maintain a steady supply of products from our contract manufacturers. If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our primary footwear contract manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Certain of our footwear contract manufacturers are highly specialized and only produce a specific type of product. Such contract manufacturers may go out of business if consumer preferences or market conditions change such that there is no longer sufficient demand for the types of products they produce. If, in the future, the relevant products are again in demand and the specialized contract manufacturers no longer exist, we may not be able to locate replacement facilities to manufacture certain footwear products in a timely manner or at all, which could have a material adverse effect on our sales, financial condition or results of operations.

The market for prime real estate is competitive.

Our ability to effectively obtain real estate to open new retail stores and otherwise conduct our operations, both domestically and internationally, depends on the availability of real estate that meets our criteria for traffic, square footage, co-tenancies, lease economics, demographics and other factors. We also must be able to effectively renew our existing real estate leases. In addition, from time to time, we seek to downsize, consolidate, reposition or close some of our real estate locations, which may require modification of an existing lease. Failure to secure adequate new locations or successfully modify leases for existing locations, or failure to effectively manage the profitability of our existing fleet of retail stores, could have an adverse effect on our operating results and financial condition.

Additionally, the economic environment may make it difficult to determine the fair market rent of real estate properties domestically and internationally. This could impact the quality of our decisions to exercise lease options at previously negotiated rents and to renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our targets or efficiently manage the profitability of our existing fleet of stores, which could have an adverse effect on our operating results and financial condition.

The success of our business depends, in part, on high-quality employees, including key personnel as well as our ability to maintain our workplace culture and values.

Our success depends in part on the continued service of high-quality employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Our success also depends on our ability to recruit, retain and engage our personnel sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel. Changes to our current and future work models may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies' policies, which could negatively impact our ability to attract, hire and retain our employees. In addition, shifts in U.S. immigration policy could negatively impact our ability to attract, hire and retain highly skilled employees who are from outside the United States. We also believe that our corporate culture has been a key driver of our success, and we have invested substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees.

Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to United States or foreign employment regulations.

We have significant exposure to changes in domestic and foreign laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes, which could have a direct impact on our operating costs. A significant increase in minimum wage or overtime rates in countries where we have workforce could have a significant impact on our operating costs and may require that we relocate those operations or take other steps to mitigate such increases, all of which may cause us to incur additional costs. There is also a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. In addition, if there were a significant increase in the number of members of our workforce who are members of labor organizations or become parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage or other labor action, as well as additional expenses, expectations or requirements, which could have an adverse effect on our business.

Risks Related to Operating a Global Business

Our international operations involve inherent risks which could result in harm to our business.

Nearly all of our athletic footwear and apparel is manufactured outside of the United States, and the majority of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political tensions, unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. Changes in U.S. or international social, political, regulatory and economic conditions could impact our business, reputation, financial condition and results of operations. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation, nationalism and other economic or political uncertainties in the United States or internationally could interrupt and negatively affect the sale of our products or other business operations. Any negative sentiment toward the United States as a result of any such changes could also adversely affect our business.

In addition, terrorist acts, military conflict and disease outbreaks have increased the risks of doing business abroad. These factors, among others, could affect our ability to manufacture products or procure materials, or our costs for manufacturing and procuring materials, our ability to import products, our ability to sell products in international markets and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business could be adversely affected.

Our products are subject to risks associated with overseas sourcing, manufacturing and financing.

The principal materials used in our footwear products — natural and synthetic rubber, plastic compounds, foam cushioning materials, natural and synthetic leather, nylon, polyester and natural fiber textiles and polyurethane films — are locally available to manufacturers. The principal materials used in our apparel products — natural and synthetic fabrics, yarns and threads (both virgin and recycled), specialized performance fabrics designed to efficiently wick moisture away from the body, retain heat and repel rain and/or snow as well as plastic and metal hardware — are also available in countries where our manufacturing takes place. Both our apparel and footwear products are dependent upon the ability of our contract manufacturers to locate, train, employ and retain adequate personnel. NIKE contract manufacturers and materials suppliers buy raw materials and are subject to wage rates and other labor standards that are oftentimes regulated by the governments of the countries in which our products are manufactured.

There could be a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption or heightened competition for such materials, our contract manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Further, our contract manufacturers have experienced and may continue to experience in the future, unexpected closures, unexpected increases in work wages or other changes in labor standards, whether government mandated or otherwise, and increases in compliance costs due to governmental regulation concerning certain metals, fabrics or raw materials used in the manufacturing of our products. In addition, we cannot be certain that manufacturers that we do not contract and that we refer to as "unaffiliated manufacturers" will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing contract manufacturer or materials supplier, there can be no assurance additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any contract manufacturer, unaffiliated manufacturer, or any materials supplier would allocate sufficient capacity to us in order to meet our requirements. Even if we are able to expand existing or find new manufacturing capacity or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers and manufacturers in our methods, products, quality control standards and labor, health and safety standards. In addition, changes we make in managing the supply of our products, such as changes to decrease the supply of certain products, pose the risk that we may not be able to meet demand for, or ramp up production of, certain products timely or without additional cost. Any delays, interruption or increased costs in labor or wages, in the supply of materials or in the manufacturing of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short- and long-term.

Because contract manufacturers make a majority of our products outside of our principal sales markets, our products must be transported by third parties over large geographic distances. Delays in the shipment or delivery of our products due to the availability of transportation, container shortages, labor shortages, including work stoppages or port strikes, infrastructure and port congestion or other factors, and costs and delays associated with consolidating or transitioning between manufacturers, have adversely impacted, and could in the future adversely impact the availability of our products and, in turn, our financial performance. In addition, delays in the shipment or delivery of our products, manufacturing delays or unexpected demand for our products have required us, and may in the future require us to use faster, but more expensive, transportation methods such as air freight, which could adversely affect our profit margins. The cost of oil is a significant component in manufacturing and transportation costs, so increases in the price of petroleum products can adversely affect our profit margins. Changes in U.S. trade policies, including modifications to import tariffs and existing trade policies and agreements, have also had, and could continue to have a significant impact on our activities in foreign jurisdictions, and could adversely affect our reputation or results of operations.

In addition, we have become, and expect to continue to be, subject to a number of regulations that require us to develop new policies and procedures for, strive to mitigate, and report, certain supply chain risks related to sourcing internationally. These regulations have resulted and may continue to result in increased operating costs and affect how and where we source materials for our products.

Our success depends on our global distribution facilities.

We distribute our products to customers directly from the factory and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, particularly in emerging markets, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties (including those involved in shipping product to and from our distribution facilities). Our distribution facilities have in the past and could in the future be interrupted by information technology problems, disasters such as earthquakes or fires or outbreaks of disease or government actions taken to mitigate their spread. Any significant failure in our distribution facilities could result in an adverse effect on our business. We maintain business interruption insurance, but it may not adequately protect us from adverse effects caused by significant disruptions in our distribution facilities.

Legal, Regulatory, and Compliance Risks

We are subject to a complex array of laws and regulations and litigation and other legal and regulatory proceedings, which could have an adverse effect on our business, financial condition and results of operations.

As a multinational corporation with operations and distribution channels throughout the world, we are subject to and must comply with extensive laws and regulations in the United States and other jurisdictions in which we have operations and distribution channels. If we or our employees, agents, suppliers, and other partners fail to comply with any of these laws or regulations, such failure could subject us to fines, sanctions or other penalties that could negatively affect our reputation, business, financial condition and results of operations. Furthermore, laws, regulations and policies and the interpretation of such, can conflict among jurisdictions and compliance in one jurisdiction may result in legal or reputational risks in another jurisdiction. We are involved in various types of claims, lawsuits, regulatory proceedings and government investigations relating to our business, our products and the actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, trademark rights and a variety of other matters. It is not possible to predict with certainty the outcome of any such legal or regulatory proceedings or investigations, and we could in the future incur judgments, fines or penalties, or enter into settlements of lawsuits and claims that could have a material adverse effect on our business, financial condition and results of operations and negatively impact our reputation. The global nature of our business means legal and compliance risks, such as anti-bribery, anti-corruption, fraud, trade, environmental, competition, privacy and other regulatory matters, will continue to exist and additional legal proceedings and other contingencies have and will continue to arise from time to time, which could adversely affect us. In addition, the adoption of new laws or regulations, or changes in the interpretation of existing laws or regulations, may result in significant unanticipated legal and reputational risks. Moreover, the regulation of certain transactions we engage in, including those involving virtual goods and cryptocurrencies, remains in an early stage and subject to significant uncertainty. As a result, we are required to exercise our judgment as to whether or how certain laws or regulations apply, or may in the future apply, and it is possible that legislators, regulators and courts may disagree with our conclusions. Any current or future legal or regulatory proceedings could divert management's attention from our operations and result in substantial legal fees.

Changes to U.S. or other countries' trade policies and tariff and import/export regulations or our failure to comply with such regulations may have a material adverse effect on our reputation, business, financial condition and results of operations.

Changes in the U.S. government's import and export policies, including trade restrictions, sanctions and countersanctions, increased tariffs or quotas, embargoes, safeguards or customs restrictions, could require us to change the way we conduct business and adversely affect our results of operations.

In addition, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. U.S. presidential administrations have instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes.

Changes or proposed changes in U.S. or other countries' trade policies may result in restrictions and economic disincentives on international trade. Tariffs and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States or in other countries could affect the trade environment. The Company, similar to many other multinational corporations, does a significant amount of business that would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our results of operations and financial condition.

Furthermore, we are subject to the FCPA as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our employees, independent contractors, contract manufacturers, suppliers and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

Failure to adequately protect or enforce our intellectual property rights could adversely affect our business.

We periodically discover counterfeit reproductions of our products or products that otherwise infringe our intellectual property rights. If we are unsuccessful in enforcing our intellectual property rights, continued sales of these products could adversely affect our sales and our brand and could result in a shift of consumer preference away from our products.

The actions we take to establish and protect our intellectual property rights may not be adequate to prevent imitation of our products by others. We also may be unable to prevent others from seeking to block sales of our products as violations of proprietary rights.

We may be subject to liability if third parties successfully claim we infringe their intellectual property rights. Defending infringement claims could be expensive and time-consuming and might result in our entering into costly license agreements. We also may be subject to significant damages or injunctions against development, manufacturing, use, importation and/or sale of certain products.

We take various actions to prevent the unauthorized use and/or disclosure of our confidential information and intellectual property rights. These actions include contractual measures such as entering into non-disclosure and non-compete agreements and agreements relating to our collaborations with third parties and providing confidential information awareness training. Our controls and efforts to prevent unauthorized use and/or disclosure of confidential information and intellectual property rights might not always be effective. For example, confidential information related to business strategy, innovations, new technologies, mergers and acquisitions, unpublished financial results or personal data could be prematurely, inadvertently, or improperly used and/or disclosed, resulting in a loss of reputation, loss of intellectual property rights, a decline in our stock price and/or a negative impact on our market position, and could lead to damages, fines, penalties or injunctions. In addition, new products we offer, such as virtual goods, may raise various novel intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright and other right-of-use issues.

In addition, the laws of certain countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights, including outside the United States, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Regulations and best practices with respect to new technological developments, including generative AI, are in the process of being developed globally. These developments may affect aspects of our business that leverage these tools, and give rise to risks related to intellectual property infringement claims or harm to our reputation or brand image.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our wholesale customers and consumers and users of our digital experiences, which include online distribution channels and product engagement, adaptive products and personal fitness applications. Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing, and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers' networks, or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers', users' or employees' personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation; resulting in lost sales and consumers, fines, lawsuits, or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, we must comply with increasingly complex and rigorous, and sometimes conflicting, regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation (the "GDPR"); the United Kingdom enacted the UK General Data Protection Regulation (which implements the GDPR into UK law); several states in the United States have passed data privacy laws; China enacted the Data Security Law and Personal Information Protection Law; and additional jurisdictions have adopted or are considering proposing or adopting similar regulations. These laws impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws and regulations is costly and time consuming, and any failure to comply with these regulatory standards could subject us to legal, operational and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, imposition of fines by governmental authorities and damage to our reputation and credibility and could have a negative impact on revenues and profits.

We could be subject to changes in tax rates, adoption of new tax laws or regulations, or changes in the interpretations thereof, additional tax liabilities or increased volatility in our effective tax rate.

We earn a substantial portion of our income in foreign countries and, as such, we are subject to the tax laws in the United States and numerous foreign jurisdictions. Current economic and political conditions make tax laws and regulations, or their interpretation and application, in any jurisdiction subject to significant change.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on global earnings and could increase the U.S. corporate tax rate. For example, the Organization for Economic Co-operation and Development (the "OECD") and the G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Inclusive Framework") has put forth two proposals—Pillar One and Pillar Two—that revise the existing profit allocation and nexus rules and ensure a minimal level of taxation, respectively. Several countries in which we operate, including several European Union member states' have adopted domestic legislation to implement the Inclusive Framework's global corporate minimum tax rate of 15% which will be effective beginning fiscal 2025. Other countries are also actively considering changes to their tax laws to adopt certain parts of the Inclusive Framework's proposals. Although we cannot predict whether or in what form these proposals, or any other changes in the U.S. or foreign tax laws or regulations, will be enacted into law, these changes, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense and cash flows.

Portions of our operations are subject to a reduced tax rate or are under a tax holiday. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. Tax holidays and rulings can expire from time to time and may be extended when certain conditions are met, or terminated if certain conditions are not met. The impact of any changes in conditions would be the loss of certainty in treatment thus potentially impacting our effective income tax rate. For example, in January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

We are also subject to the examination of our tax returns by the United States Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are also engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may impact our mix of earnings in countries with differing statutory tax rates.

Failure of our contractors or our licensees' contractors to comply with our code of conduct, local laws and other standards could harm our business.

We have license agreements that permit independent parties to manufacture or contract for the manufacture of products using our intellectual property. We require the contractors that directly manufacture our products and our licensees that make products using our intellectual property (including, indirectly, their contract manufacturers) to comply with a code of conduct and other environmental, human rights, health and safety standards for the benefit of workers. We also require our contract manufacturers and the contractors of our licensees to comply with applicable standards for product safety. Notwithstanding their contractual obligations, from time to time contractors may not comply with such standards or applicable local law or our licensees may fail to enforce such standards or applicable local law on their contractors. If one or more of our direct or indirect contractors violates or fails to comply with, or is accused of violating or failing to comply with, such standards and laws, this could harm our reputation or result in a product recall and, as a result, could have an adverse effect on our sales and financial condition. Negative publicity regarding production methods, alleged unethical or illegal practices or workplace or related conditions of any of our suppliers, manufacturers or licensees could adversely affect our brand image and sales, force us to locate alternative suppliers, manufacturers or licenses or result in the imposition of additional regulations, including new or additional quotas, tariffs, sanctions, product safety regulations or other regulatory measures, by governmental authorities.

Risks Related to Our Securities, Investments and Liquidity

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.

From time to time, we may invest in product offering and manufacturing innovation and expansion of existing businesses, such as our NIKE Direct operations, technology, business infrastructure, new businesses or capabilities, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. The failure of any significant investment to provide expected returns or profitability could have a material adverse effect on our financial results and divert management attention from more profitable business operations. See also "*Our NIKE Direct operations have required and will continue to require a substantial investment and commitment of resources and are subject to numerous risks and uncertainties*."

The sale of a large number of shares of common stock by our principal shareholder could depress the market price of our common stock.

As of June 28, 2024, Swoosh, LLC beneficially owned approximately 77% of our Class A Common Stock. If, on June 28, 2024, all of these shares were converted into Class B Common Stock, Swoosh, LLC's commensurate ownership percentage of our Class B Common Stock would be approximately 16%. The shares are available for resale, subject to the requirements of the U.S. securities laws and the terms of the limited liability company agreement governing Swoosh, LLC. The sale or prospect of a sale of a substantial number of these shares could have an adverse effect on the market price of our common stock. Swoosh, LLC was formed by Philip H. Knight, our Chairman Emeritus, to hold the majority of his shares of Class A Common Stock. Mr. Knight does not have voting rights with respect to Swoosh, LLC, although Travis Knight, his son and a NIKE director, has a significant role in the management of the Class A Common Stock owned by Swoosh, LLC.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Our long-term debt is currently rated Investment Grade by Standard & Poor's and Moody's Investors Service. If our credit ratings are lowered, borrowing costs for our existing facilities or for future long-term debt or short-term credit facilities may increase and our financing options, including our access to credit or capital markets, could be adversely affected. We may also be subject to restrictive covenants that would reduce our flexibility to, among other things, incur additional indebtedness, make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, undergo fundamental changes and enter into transactions with affiliates. Failure to comply with such covenants could result in a default, and as a result, the commitments of our lenders under our credit agreements may be terminated and the maturity of amounts owed may be accelerated. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit or capital markets, could adversely affect our ability to refinance existing debt.

If our internal controls are ineffective, our operating results could be adversely affected.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations". The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenues and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to sales-related reserves, inventory reserves, hedge accounting for derivatives, income taxes and other contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class B Common Stock.

Anti-takeover provisions may impair an acquisition of the Company or reduce the price of our common stock.

There are provisions within our articles of incorporation and Oregon law intended to protect shareholder interests by providing the Board of Directors a means to attempt to deny coercive takeover attempts or to negotiate with a potential acquirer in order to obtain more favorable terms. Such provisions include a control share acquisition statute, a freeze-out statute, two classes of stock that vote separately on certain issues, and the fact that holders of Class A Common Stock elect three-quarters of the Board of Directors rounded down to the next whole number. However, such provisions could discourage, delay or prevent an unsolicited merger, acquisition or other change in control of the Company that some shareholders might believe to be in their best interests or in which shareholders might receive a premium for their common stock over the prevailing market price. These provisions could also discourage proxy contests for control of the Company.

We have in the past failed and may in the future fail to meet market expectations, which has caused and could in the future cause the price of our stock to decline.

Our Class B Common Stock is traded publicly, and at any given time various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as analysts' opinions of our future performance, which may, in part, be based upon any guidance we have provided. Analysts' estimates are often different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline (which has recently happened in the past and could happen in the future). We are currently subject to multiple securities class action and shareholder derivative lawsuits relating to a drop in our stock price and could become involved in additional litigation of this type in the future if our stock price is volatile for any reason. Any litigation could result in reputational damage, substantial costs and a diversion of management's attention and resources needed to successfully run our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

At NIKE, cybersecurity risk management is an important part of our overall risk management efforts. We have cybersecurity processes, technologies and controls in place to aid in our efforts to assess, identify and manage material risks associated with cybersecurity threats. We assess cybersecurity risk at both the board and management levels.

Management's Role in Managing Risk

At the management level, primary responsibility for assessing and managing material risks from cybersecurity threats rests with our Vice President, Corporate Information Security, Risk & Compliance ("VP, CIS"). Our VP, CIS has over two decades of experience in information technology and cybersecurity. The VP, CIS reports to our Chief Information Officer ("CIO") who has significant experience leading technology teams at large public companies and our CIO reports to our Chief Technology Officer.

Our approach to managing cybersecurity risk is informed by the industry-standard National Institute for Standards and Technology Cybersecurity Framework. The VP, CIS has primary responsibility for implementing and overseeing our enterprise-wide cybersecurity strategy, policy, architecture and processes. We use various tools and methodologies to identify and manage cybersecurity risk, including risk assessments and a vulnerability management program that includes periodic penetration testing. We have a third-party cyber risk management program that conducts assessments on third parties who integrate with our data, network, systems and applications. These tools and methodologies inform our remediation activities, which are tracked and reported to senior management.

In addition, our internal audit function periodically conducts independent testing of the overall operations of our cybersecurity program and supporting control frameworks, and reports the results to the Audit & Finance Committee. We also engage third parties to assess our cybersecurity program maturity and to perform audits of portions of our cybersecurity control environment based on risk or where necessary to ensure regulatory compliance.

Our cybersecurity team meets frequently to monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. In the event of a cybersecurity incident, we have an incident response plan that governs our immediate response including detection, escalation, assessment, management and remediation. As part of incident response, the cybersecurity team will also coordinate with external advisors and other key stakeholders as needed. The cybersecurity team routinely tests this plan across the organization to validate the procedures for appropriately escalating potentially material cybersecurity risks and incidents. Also, we provide an annual, mandatory cybersecurity training program for employees that is intended to help them understand cybersecurity risks and comply with our cybersecurity policies.

Board Oversight

Our Board of Directors has ultimate oversight of cybersecurity risk as part of its risk management oversight responsibilities, including with respect to cybersecurity risk priorities, resource allocation and oversight structures. The Board of Directors receives an update on our cybersecurity program on an annual basis, or more frequently as determined to be necessary or advisable. The Board of Directors has delegated risk management oversight responsibility for information security and data protection to the Audit & Finance Committee, which regularly reviews our cybersecurity program and related matters with management and reports to the Board of Directors. Topics discussed at the board level include our approach to cybersecurity risk management, key initiatives, the threat landscape and recent developments and trends. The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats and is actively engaged in our cybersecurity risk management strategy.

Risks from Cybersecurity Threats

Even though, to date, cybersecurity risks have not materially affected our business or our results of operations, we face numerous and evolving cybersecurity threats. There can be no assurance that we, or the third parties with which we interact, will not face a cybersecurity incident in the future that will materially affect us. For more information about the cybersecurity risks we face, see the risk factor entitled "We rely significantly on information technology to operate our business, including our supply chain and retail operations, and any failure, inadequacy or interruption of that technology could harm our ability to effectively operate our business" in Item 1A. Risk Factors.

ITEM 2. PROPERTIES

The following is a summary of principal properties owned or leased by NIKE:

The NIKE World Headquarters, owned by NIKE and located near Beaverton, Oregon, USA, is an approximately 400-acre site consisting of over 40 buildings which, together with adjacent leased properties, functions as our global headquarters and is occupied by approximately 10,700 employees engaged in management, research, design, development, marketing, finance and other administrative functions serving nearly all of our segments. We lease a similar, but smaller, administrative facility in Hilversum, the Netherlands, which serves as the headquarters for our Europe, Middle East & Africa geography and management of certain brand functions for our non-U.S. operations. We also lease an office complex in Shanghai, China, our headquarters for our Greater China geography, occupied by employees focused on implementing our wholesale, NIKE Direct and merchandising strategies in the region, among other functions.

In the United States, NIKE has eight significant distribution centers. Five are located in or near Memphis, Tennessee, two of which are owned and three of which are leased. Two other distribution centers, one located in Indianapolis, Indiana and one located in Dayton, Tennessee, are leased and operated by third-party logistics providers. One distribution center for Converse is located in Ontario, California, which is leased. NIKE has a number of distribution facilities outside the United States, some of which are leased and operated by third-party logistics providers. The most significant distribution facilities outside the United States are located in Laakdal, Belgium; Taicang, China; Tomisato, Japan and Icheon, Korea, all of which we own.

Air Manufacturing Innovation manufactures cushioning components used in footwear at NIKE-owned and leased facilities located near Beaverton, Oregon, and in Dong Nai Province, Vietnam, as well as at NIKE-owned facilities in St. Charles, Missouri.

Aside from the principal properties described above, we lease many offices worldwide for sales and administrative purposes. We lease approximately 1,040 retail stores worldwide, which primarily consist of factory stores. See "United States Market" and "International Markets" for additional information regarding our retail stores. Our leases expire at various dates through the fiscal year 2058.

ITEM 3. LEGAL PROCEEDINGS

We do not believe there are any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject. Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NIKE's Class B Common Stock is listed on the New York Stock Exchange and trades under the symbol NKE. At July 10, 2024, there were 21,354 holders of record of NIKE's Class B Common Stock and 16 holders of record of NIKE's Class A Common Stock. These figures do not include beneficial owners who hold shares in nominee name. The Class A Common Stock is not publicly traded, but each share is convertible upon request of the holder into one share of Class B Common Stock. Refer to our Consolidated Statements of Shareholders' Equity for dividends declared on the Class A and Class B Common Stock.

In June 2022, the Board of Directors approved a four-year, $18 billion share repurchase program. As of May 31, 2024, the Company had repurchased 84.9 million shares at an average price of $106.65 per share for a total approximate cost of $9.1 billion under this program.

All share repurchases were made under NIKE's publicly announced program, and there are no other programs under which the Company repurchases shares. The following table presents a summary of share repurchases made during the quarter ended May 31, 2024:

PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS (IN MILLIONS)
March 1 — March 31, 2024	2,583,730 $	98.42 $	9,739
April 1 — April 30, 2024	3,606,667 $	93.73 $	9,401
May 1 — May 31, 2024	4,895,400 $	93.16 $	8,945
	11,085,797 $	**94.57**	

PERFORMANCE GRAPH

The following graph demonstrates a five-year comparison of cumulative total returns for NIKE's Class B Common Stock; the Standard & Poor's 500 Stock Index; the Dow Jones U.S. Footwear Index; and the Standard & Poor's Apparel, Accessories & Luxury Goods Index. The graph assumes an investment of $100 on May 31, 2019, in each of the indices and our Class B Common Stock. Each of the indices assumes that all dividends were reinvested on the day of issuance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG NIKE, INC.; S&P 500 INDEX; THE DOW JONES U.S. FOOTWEAR INDEX; AND S&P APPAREL, ACCESSORIES & LUXURY GOODS INDEX



The Dow Jones U.S. Footwear Index consists of NIKE, Crocs Inc., Deckers Outdoor Corporation and Skechers U.S.A., Inc. Because NIKE is part of the Dow Jones U.S. Footwear Index, the price and returns of NIKE stock have a substantial effect on this index. The Standard & Poor's Apparel, Accessories & Luxury Goods Index consists of Ralph Lauren Corporation, Tapestry, Inc. and lululemon athletica. The Dow Jones U.S. Footwear Index and the Standard & Poor's Apparel, Accessories & Luxury Goods Index include companies in two major lines of business in which the Company competes. The indices do not encompass all of the Company's competitors, nor all product categories and lines of business in which the Company is engaged.

The stock performance shown on the performance graph above is not necessarily indicative of future performance. The Company will not make or endorse any predictions as to future stock performance.

The performance graph above is being furnished solely to accompany this Annual Report pursuant to Item 201(e) of Regulation S-K, is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

NIKE designs, develops, markets and sells athletic footwear, apparel, equipment, accessories and services worldwide. We are the largest seller of athletic footwear and apparel in the world. We sell our products through NIKE Direct operations, which are comprised of both NIKE-owned retail stores and sales through our digital platforms (also referred to as "NIKE Brand Digital") and to wholesale accounts, which include a mix of independent distributors, licensees and sales representatives in nearly all countries around the world. Our goal is to deliver value to our shareholders by building a profitable global portfolio of branded footwear, apparel, equipment and accessories businesses.

Our strategy is to achieve sustainable profitable long-term revenue growth by creating innovative, "must-have" products, building deep personal consumer connections with our brands and delivering compelling consumer experiences through digital platforms and at retail. We are focused on growing the entire marketplace by continuing to invest in our NIKE Direct operations while also increasing investment to elevate and differentiate our brand experience within our wholesale partners.

In addition, in the third quarter of fiscal 2024, we announced an enterprise-wide initiative to prioritize investment to fuel future growth including taking steps to streamline the organization. This resulted in a net reduction of our global workforce and we expect to reinvest a majority of the future annual wage savings from these actions to support this initiative.

We also continue to invest in a global Enterprise Resource Planning Platform, data and analytics, demand sensing, insight gathering and other areas to create an end-to end technology foundation to serve our consumer with speed and scale.

FISCAL 2024 FINANCIAL HIGHLIGHTS

- NIKE, Inc. Revenues for fiscal 2024 were $51.4 billion compared to $51.2 billion for fiscal 2023

- NIKE Direct revenues grew 1% from $21.3 billion in fiscal 2023 to $21.5 billion in fiscal 2024, and represented approximately 44% of total NIKE Brand revenues for fiscal 2024

- NIKE Brand wholesale revenues increased 1% on a reported basis and 2% on a currency-neutral basis

- Gross margin increased 110 basis points to 44.6%, primarily due to strategic pricing actions and lower ocean freight rates and logistics costs, partially offset by higher product input costs, lower margin in NIKE Direct and unfavorable changes in net foreign currency exchange rates

- Income before income taxes included a restructuring charge of $443 million related to the streamlining of our organization, primarily associated with employee severance costs and accelerated stock-based compensation expense. For more information, refer to Note 19 — Restructuring within the accompanying Notes to the Consolidated Financial Statements.

- Inventories as of May 31, 2024 were $7.5 billion, a decrease of 11% compared to the prior year, primarily due to a decrease in units

- We returned $6.4 billion to our shareholders in fiscal 2024 through share repurchases and dividends

- Return on Invested Capital ("ROIC") was 34.9% as of May 31, 2024, compared to 31.5% as of May 31, 2023. ROIC is considered a non-GAAP financial measure, see "Use of Non-GAAP Financial Measures" for additional information.

For discussion related to the results of operations and changes in financial condition for fiscal 2023 compared to fiscal 2022 refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our fiscal 2023 Form 10-K, which was filed with the United States Securities and Exchange Commission on July 20, 2023.

CURRENT ECONOMIC CONDITIONS AND OTHER FACTORS IMPACTING OUR BUSINESS

The operating environment could remain volatile in fiscal 2025 as the risk remains that these factors, among others, could have a material adverse impact on our future revenue growth as well as overall profitability.

- **Consumer Spending:** In fiscal 2024, consumers continued to spend more cautiously as the global economy remains uncertain and promotional activity remained high across our industry. We will continue to closely monitor macroeconomic and geopolitical conditions, including potential impacts of inflation and higher interest rates on consumer spending behavior.

- **Cost Inflationary Pressures:** Inflationary pressures, including higher product input costs, continued to negatively impact our gross margin with more pronounced impacts in the first nine months of fiscal 2024. These negative impacts were more than offset by the strategic pricing actions we have taken through fiscal 2024, as well as improvements in ocean freight rates and logistics costs we started to realize at the beginning of the second quarter of fiscal 2024.

- **Supply Chain Conditions:** During fiscal 2024 and as of May 31, 2024, our inventory levels were healthy, reflecting our proactive actions taken to manage our inventory supply.

- **Foreign Currency Impacts:** As a global company with significant operations outside the United States, we are exposed to risk arising from changes in foreign currency exchange rates. For additional information, refer to "Foreign Currency Exposures and Hedging Practices".

- **Product Lifecycle Management:** We are currently reducing the supply of certain footwear products as we scale new and innovative products across the marketplace. This had a negative impact on our revenues, specifically NIKE Brand Digital revenues in the fourth quarter of fiscal 2024.

For more information refer to Item 1A Risk Factors, within Part 1, Item 1, Business.

USE OF NON-GAAP FINANCIAL MEASURES

Throughout this Annual Report on Form 10-K, we discuss non-GAAP financial measures, which should be considered in addition to, and not in lieu of, the financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). References to these measures should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. Management uses these non-GAAP measures when evaluating the Company's performance, including when making financial and operating decisions. Additionally, management believes these non-GAAP financial measures provide investors with additional financial information that should be considered when assessing our underlying business performance and trends.

Earnings Before Interest and Taxes ("EBIT"): Calculated as Net income before Interest expense (income), net and Income tax expense in the Consolidated Statements of Income. Total NIKE, Inc. EBIT for fiscal 2024, 2023 and 2022 are as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2024	2023	2022
Net income	$ 5,700	$ 5,070	$ 6,046
Add: Interest expense (income), net	(161)	(6)	205
Add: Income tax expense	1,000	1,131	605
Earnings before interest and taxes	$ 6,539	$ 6,195	$ 6,856

EBIT Margin: Calculated as total NIKE, Inc. EBIT divided by total NIKE, Inc. Revenues. Our EBIT Margin calculation for fiscal 2024, 2023 and 2022 are as follows:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2024	2023	2022
Numerator			
Earnings before interest and taxes	$ 6,539	$ 6,195	$ 6,856
Denominator			
Total NIKE, Inc. Revenues	$ 51,362	$ 51,217	$ 46,710
EBIT Margin	**12.7%**	**12.1%**	**14.7%**

Return on Invested Capital ("ROIC"): Represents a performance measure that management believes is useful information in understanding the Company's ability to effectively manage invested capital. Our ROIC calculation as of May 31, 2024 and 2023 is as follows:

(Dollars in millions)	FOR THE TRAILING FOUR QUARTERS ENDED			
	MAY 31, 2024		MAY 31, 2023	
Numerator				
Net income	$	5,700	$	5,070
Add: Interest expense (income), net		(161)		(6)
Add: Income tax expense		1,000		1,131
Earnings before interest and taxes		6,539		6,195
Income tax adjustment[1]		(976)		(1,130)
Earnings before interest and after taxes	$	5,563	$	5,065

	AVERAGE FOR THE TRAILING FIVE QUARTERS ENDED			
	MAY 31, 2024		MAY 31, 2023	
Denominator				
Total debt[2]	$	12,110	$	12,491
Add: Shareholders' equity		14,155		14,982
Less: Cash and equivalents and Short-term investments		10,309		11,394
Total invested capital	$	15,956	$	16,079
RETURN ON INVESTED CAPITAL		**34.9%**		**31.5%**

(1)   Equals Earnings before interest and taxes multiplied by the effective tax rate as of each of the respective quarter ends.

(2)   Total debt includes the following: 1) Current portion of long-term debt, 2) Notes Payable, 3) Current portion of operating lease liabilities, 4) Long-term debt and 5) Operating lease liabilities.

Currency-neutral revenues: Currency-neutral revenues enhance visibility to underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Currency-neutral revenues are calculated using actual exchange rates in use during the comparative prior year period in place of the exchange rates in use during the current period.

Wholesale equivalent revenues: References to wholesale equivalent revenues are intended to provide context as to the total size of our NIKE Brand market footprint if we had no NIKE Direct operations. NIKE Brand wholesale equivalent revenues consist of (1) sales to external wholesale customers and (2) internal sales from our wholesale operations to our NIKE Direct operations, which are charged at prices comparable to those charged to external wholesale customers. Beginning in fiscal 2025, with the continued rollout of a new Enterprise Resource Planning Platform, the Company will replace wholesale equivalent revenues and gross margin drivers with a comparable U.S. GAAP metric.

COMPARABLE STORE SALES

Comparable store sales: This key metric, which excludes NIKE Brand Digital sales, comprises revenues from NIKE-owned in-line and factory stores for which all three of the following requirements have been met: (1) the store has been open at least one year, (2) square footage has not changed by more than 15% within the past year and (3) the store has not been permanently repositioned within the past year. Comparable store sales represents a performance metric that we believe is useful information for management and investors in understanding the performance of our established NIKE-owned in-line and factory stores. Management considers this metric when making financial and operating decisions. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of this metric may not be comparable to similarly titled metrics used by other companies.

RESULTS OF OPERATIONS

(Dollars in millions, except per share data)	FISCAL 2024	FISCAL 2023	% CHANGE	FISCAL 2022	% CHANGE
Revenues	$ 51,362	$ 51,217	0% $	46,710	10%
Cost of sales	28,475	28,925	-2%	25,231	15%
Gross profit	22,887	22,292	3%	21,479	4%
Gross margin	*44.6 %*	*43.5 %*		*46.0 %*	
Demand creation expense	4,285	4,060	6%	3,850	5%
Operating overhead expense	12,291	12,317	0%	10,954	12%
Total selling and administrative expense	16,576	16,377	1%	14,804	11%
% of revenues	*32.3 %*	*32.0 %*		*31.7 %*	
Interest expense (income), net	(161)	(6)	—	205	—
Other (income) expense, net	(228)	(280)	—	(181)	—
Income before income taxes	6,700	6,201	8%	6,651	-7%
Income tax expense	1,000	1,131	-12%	605	87%
Effective tax rate	*14.9 %*	*18.2 %*		*9.1 %*	
NET INCOME	**$ 5,700**	**$ 5,070**	**12%** **$**	**6,046**	**-16%**
Diluted earnings per common share	$ 3.73	$ 3.23	15% $	3.75	-14%

CONSOLIDATED OPERATING RESULTS

REVENUES

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
NIKE, Inc. Revenues:							
NIKE Brand Revenues by:							
Footwear	$ 33,427	$ 33,135	1%	1%	$ 29,143	14%	20%
Apparel	13,775	13,843	0%	0%	13,567	2%	8%
Equipment	2,075	1,727	20%	20%	1,624	6%	13%
Global Brand Divisions[2]	45	58	-22%	-25%	102	-43%	-43%
Total NIKE Brand Revenues	**$ 49,322**	**$ 48,763**	**1%**	**1%**	**$ 44,436**	**10%**	**16%**
Converse	2,082	2,427	-14%	-15%	2,346	3%	8%
Corporate[3]	(42)	27	—	—	(72)	—	—
TOTAL NIKE, INC. REVENUES	**$ 51,362**	**$ 51,217**	**0%**	**1%**	**$ 46,710**	**10%**	**16%**
Supplemental NIKE Brand Revenues Details:							
NIKE Brand Revenues by:							
Sales to Wholesale Customers	$ 27,758	$ 27,397	1%	2%	$ 25,608	7%	14%
Sales through NIKE Direct	21,519	21,308	1%	1%	18,726	14%	20%
Global Brand Divisions[2]	45	58	-22%	-25%	102	-43%	-43%
TOTAL NIKE BRAND REVENUES	**$ 49,322**	**$ 48,763**	**1%**	**1%**	**$ 44,436**	**10%**	**16%**
NIKE Brand Revenues on a Wholesale Equivalent Basis[1]:							
Sales to Wholesale Customers	$ 27,758	$ 27,397	1%	2%	$ 25,608	7%	14%
Sales from our Wholesale Operations to NIKE Direct Operations	13,009	12,730	2%	2%	10,543	21%	27%
TOTAL NIKE BRAND WHOLESALE EQUIVALENT REVENUES	**$ 40,767**	**$ 40,127**	**2%**	**2%**	**$ 36,151**	**11%**	**18%**
NIKE Brand Wholesale Equivalent Revenues by:[1]							
Men's	$ 20,868	$ 20,733	1%	1%	$ 18,797	10%	17%
Women's	8,586	8,606	0%	1%	8,273	4%	11%
Kids'	5,111	5,038	1%	1%	4,874	3%	10%
Jordan Brand	6,988	6,589	6%	7%	5,122	29%	35%
Others[4]	(786)	(839)	6%	6%	(915)	8%	-3%
TOTAL NIKE BRAND WHOLESALE EQUIVALENT REVENUES	**$ 40,767**	**$ 40,127**	**2%**	**2%**	**$ 36,151**	**11%**	**18%**

(1) The percent change excluding currency changes and the presentation of wholesale equivalent revenues represent non-GAAP financial measures. For additional information, see "Use of Non-GAAP Financial Measures".

(2) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(3) Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

(4) Others include products not allocated to Men's, Women's, Kids' and Jordan Brand, as well as certain adjustments that are not allocated to products designated by consumer.

FISCAL 2024 NIKE BRAND REVENUE HIGHLIGHTS

The following tables present NIKE Brand revenues disaggregated by reportable operating segment, distribution channel and major product line:



FISCAL 2024 COMPARED TO FISCAL 2023

- NIKE, Inc. Revenues for fiscal 2024 were $51.4 billion compared to $51.2 billion for fiscal 2023. On a currency-neutral basis, NIKE, Inc. Revenues increased 1%, as higher revenues in Greater China and Asia Pacific & Latin America ("APLA"), which each increased NIKE, Inc. Revenues by 1 percentage point, were partially offset by lower revenues in Converse, which reduced NIKE, Inc. Revenues by approximately 1 percentage point.

- NIKE Brand revenues, which represented over 90% of NIKE, Inc. Revenues, increased 1% on both a reported and currency-neutral basis. The increase, on a currency-neutral basis, was primarily due to higher revenues in the Jordan Brand and Men's.

    - NIKE Brand footwear revenues increased 1% on a currency-neutral basis, primarily due to higher revenues in the Jordan Brand, Men's and Women's. Unit sales of footwear decreased 2%, while higher average selling price ("ASP") per pair contributed approximately 3 percentage points of footwear revenue growth. Higher ASP per pair was primarily due to higher full-price ASP, net of discounts, on a wholesale equivalent basis, and a higher mix of NIKE Direct sales, partially offset by lower NIKE Direct ASP.

    - NIKE Brand apparel revenues were flat on a currency-neutral basis, primarily due to lower revenues in Men's and Women's, offset by higher revenues in Kids'. Unit sales of apparel decreased 9%, while higher ASP per unit contributed approximately 9 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to higher full-price, off-price and NIKE Direct ASPs.

- NIKE Brand wholesale revenues increased 1% on a reported basis and 2% on a currency-neutral basis, compared to fiscal 2023. Higher revenues in Greater China and APLA were partially offset by lower revenues in North America.

- NIKE Direct revenues increased 1% to $21.5 billion in fiscal 2024 compared to $21.3 billion in fiscal 2023. On a currency-neutral basis, NIKE Direct revenues increased 1%, primarily driven by comparable store sales growth of 3% and the addition of new stores, partially offset by declines in NIKE Brand Digital sales of 3%, reflecting reduced digital traffic. For additional information regarding comparable store sales, including the definition, see "Comparable Store Sales". NIKE Brand Digital sales were $12.1 billion for fiscal 2024 compared to $12.4 billion for fiscal 2023. Within NIKE Direct revenues, there were certain reclassifications made between NIKE-owned retail stores and NIKE Brand Digital in the prior period to conform to current period presentation. The reclassifications did not have a material impact on our Consolidated Financial Statements.

GROSS MARGIN

FISCAL 2024 COMPARED TO FISCAL 2023

For fiscal 2024, our consolidated gross profit increased 3% to $22,887 million compared to $22,292 million for fiscal 2023. Gross margin increased 110 basis points to 44.6% for fiscal 2024 compared to 43.5% for fiscal 2023 due to the following:



*Wholesale equivalent

The increase in gross margin for fiscal 2024 was primarily due to:

- Higher NIKE Brand full-price ASP, net of discounts, on a wholesale equivalent basis (increasing gross margin approximately 200 basis points), primarily due to strategic pricing actions;

- Lower NIKE Brand product costs, on a wholesale equivalent basis (increasing gross margin approximately 10 basis points), primarily due to lower ocean freight rates and logistics costs largely offset by higher product input costs; and

- Lower other costs (increasing gross margin approximately 10 basis points).

This was partially offset by:

- Unfavorable changes in net foreign currency exchange rates, including hedges (decreasing gross margin approximately 40 basis points);

- Lower margin in our NIKE Direct business (decreasing gross margin approximately 40 basis points);

- Lower off-price margin, on a wholesale equivalent basis (decreasing gross margin approximately 20 basis points); and

- Restructuring charges (decreasing gross margin approximately 10 basis points).

TOTAL SELLING AND ADMINISTRATIVE EXPENSE

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	FISCAL 2022	% CHANGE
Demand creation expense[1]	$ 4,285	$ 4,060	6%	$ 3,850	5%
Operating overhead expense	12,291	12,317	0%	10,954	12%
Total selling and administrative expense	$ 16,576	$ 16,377	1%	$ 14,804	11%
% of revenues	32.3%	32.0%	30 bps	31.7%	30 bps

(1) Demand creation expense consists of advertising and promotion costs, including costs of endorsement contracts, complimentary product, television, digital and print advertising and media costs, brand events and retail brand presentation.

FISCAL 2024 COMPARED TO FISCAL 2023

Demand creation expense increased 6% for fiscal 2024, primarily due to higher advertising and marketing expense, digital marketing and sports marketing expense. Changes in foreign currency exchange rates did not have a material impact on Demand creation expense.

Operating overhead expense was flat, as lower wage-related expenses and lower technology spend were offset by restructuring charges. Changes in foreign currency exchange rates did not have a material impact on Operating overhead expense.

For more information related to our organizational realignment and related costs, refer to Note 19 — Restructuring within the accompanying Notes to the Consolidated Financial Statements.

OTHER (INCOME) EXPENSE, NET

(Dollars in millions)	FISCAL 2024		FISCAL 2023		FISCAL 2022	
Other (income) expense, net	$	(228)	$	(280)	$	(181)

Other (income) expense, net comprises foreign currency conversion gains and losses from the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, as well as unusual or non-operating transactions that are outside the normal course of business.

FISCAL 2024 COMPARED TO FISCAL 2023

Other (income) expense, net decreased from $280 million of other income, net in fiscal 2023 to $228 million in the current fiscal year, primarily due to a net unfavorable change in foreign currency conversion gains and losses, including hedges, as well as net favorable settlements of legal matters in the prior year. These items were partially offset by the loss recognized in the prior year upon completion of the sale of our entities in Argentina and Uruguay to a third-party distributor.

For more information related to the sale of our entities in Argentina and Uruguay to a third-party distributor, see Note 18 — Divestitures within the accompanying Notes to the Consolidated Financial Statements.

We estimate the combination of the translation of foreign currency-denominated profits from our international businesses, and the year-over-year change in foreign currency-related gains and losses included in Other (income) expense, net had an unfavorable impact on our Income before income taxes of $68 million for fiscal 2024.

INCOME TAXES

	FISCAL 2024	FISCAL 2023	% CHANGE	FISCAL 2022	% CHANGE
Effective tax rate	14.9%	18.2%	(330) bps	9.1%	910 bps

FISCAL 2024 COMPARED TO FISCAL 2023

Our effective tax rate was 14.9% for fiscal 2024, compared to 18.2% for fiscal 2023, primarily due to changes in earnings mix and one-time items including the benefit provided by the delay of the effective date of certain U.S. foreign tax credit regulations in the first quarter of fiscal 2024.

The OECD and the Inclusive Framework has put forth Pillar Two proposals that ensure a minimal level of taxation. Several countries in which we operate, including several European Union member states, have adopted domestic legislation to implement the Inclusive Framework's global corporate minimum tax rate of fifteen percent which will be effective for NIKE beginning June 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the Inclusive Framework's proposals. Based on our current analysis of Pillar Two provisions, we do not expect these tax law changes to have a material impact on our Consolidated Financial Statements; however, we will continue to evaluate their impact as additional information becomes available.

OPERATING SEGMENTS

As discussed in Note 15 — Operating Segments and Related Information in the accompanying Notes to the Consolidated Financial Statements, our operating segments are evidence of the structure of the Company's internal organization. The NIKE Brand segments are defined by geographic regions for operations participating in NIKE Brand sales activity.

The breakdown of Revenues is as follows:

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES[1]
North America	$ 21,396	$ 21,608	-1%	-1%	$ 18,353	18%	18%
Europe, Middle East & Africa	13,607	13,418	1%	0%	12,479	8%	21%
Greater China	7,545	7,248	4%	8%	7,547	-4%	4%
Asia Pacific & Latin America[2]	6,729	6,431	5%	5%	5,955	8%	17%
Global Brand Divisions[3]	45	58	-22%	-25%	102	-43%	-43%
TOTAL NIKE BRAND	**$ 49,322**	**$ 48,763**	**1%**	**1%**	**$ 44,436**	**10%**	**16%**
Converse	2,082	2,427	-14%	-15%	2,346	3%	8%
Corporate[4]	(42)	27	—	—	(72)	—	—
TOTAL NIKE, INC. REVENUES	**$ 51,362**	**$ 51,217**	**0%**	**1%**	**$ 46,710**	**10%**	**16%**

(1) The percent change excluding currency changes represents a non-GAAP financial measure. For additional information, see "Use of Non-GAAP Financial Measures".

(2) For additional information on the transition of our NIKE Brand businesses within our Central and South America ("CASA") territory to a third-party distributor, see Note 18 — Divestitures of the Notes to Consolidated Financial Statements.

(3) Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

(4) Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

The primary financial measure used by the Company to evaluate performance is Earnings Before Interest and Taxes ("EBIT"). As discussed in Note 15 — Operating Segments and Related Information in the accompanying Notes to the Consolidated Financial Statements, certain corporate costs are not included in EBIT.

The breakdown of EBIT is as follows:

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	FISCAL 2022	% CHANGE
North America	$ 5,822	$ 5,454	7%	$ 5,114	7%
Europe, Middle East & Africa	3,388	3,531	-4%	3,293	7%
Greater China	2,309	2,283	1%	2,365	-3%
Asia Pacific & Latin America	1,885	1,932	-2%	1,896	2%
Global Brand Divisions	(4,720)	(4,841)	2%	(4,262)	-14%
TOTAL NIKE BRAND[1]	**$ 8,684**	**$ 8,359**	**4%**	**$ 8,406**	**-1%**
Converse	474	676	-30%	669	1%
Corporate	(2,619)	(2,840)	8%	(2,219)	-28%
TOTAL NIKE, INC. EARNINGS BEFORE INTEREST AND TAXES[1]	**$ 6,539**	**$ 6,195**	**6%**	**$ 6,856**	**-10%**
EBIT margin[1]	*12.7 %*	*12.1 %*		*14.7 %*	
Interest expense (income), net	(161)	(6)	—	205	—
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES	**$ 6,700**	**$ 6,201**	**8%**	**$ 6,651**	**-7%**

(1) Total NIKE Brand EBIT, Total NIKE, Inc. EBIT and EBIT Margin represent non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" for additional information.

NORTH AMERICA

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 14,537	$ 14,897	-2%	-2%	$ 12,228	22%	22%
Apparel	5,953	5,947	0%	0%	5,492	8%	9%
Equipment	906	764	19%	19%	633	21%	21%
TOTAL REVENUES	$ 21,396	$ 21,608	-1%	-1%	$ 18,353	18%	18%
Revenues by:							
Sales to Wholesale Customers	$ 11,004	$ 11,273	-2%	-2%	$ 9,621	17%	18%
Sales through NIKE Direct	10,392	10,335	1%	1%	8,732	18%	18%
TOTAL REVENUES	$ 21,396	$ 21,608	-1%	-1%	$ 18,353	18%	18%
EARNINGS BEFORE INTEREST AND TAXES	$ 5,822	$ 5,454	7%		$ 5,114	7%	

FISCAL 2024 COMPARED TO FISCAL 2023

- North America revenues decreased 1% on a currency-neutral basis, primarily due to lower revenues in Men's and Women's, partially offset by higher revenues in the Jordan Brand. Wholesale revenues decreased 2%, primarily reflecting liquidation of excess inventory in the prior year. NIKE Direct revenues increased 1%, primarily driven by the addition of new stores, partially offset by a decline in digital sales of 1%. Comparable store sales for fiscal 2024 were flat.

- Footwear revenues decreased 2% on a currency-neutral basis due to lower revenues in Men's, Kids' and Women's, partially offset by higher revenues in the Jordan Brand. Unit sales of footwear decreased 7%, while higher ASP per pair contributed approximately 5 percentage points of footwear revenue growth. Higher ASP per pair was primarily due to higher full-price ASP and a higher mix of NIKE Direct sales, partially offset by lower NIKE Direct ASP.

- Apparel revenues were flat on a currency-neutral basis due to lower revenues in Men's, Women's and the Jordan Brand, offset by higher revenues in Kids'. Unit sales of apparel decreased 6%, while higher ASP per unit contributed approximately 6 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to higher full-price ASP.

Reported EBIT increased 7% reflecting lower revenues and the following:

- Gross margin expansion of 220 basis points primarily due to higher full-price ASP, net of discounts, largely due to strategic pricing actions and lower discounts, as well as lower product costs. Lower product costs were primarily due to lower ocean freight rates and logistics costs, partially offset by higher product input costs.

- Selling and administrative expense increase of 1% due to higher demand creation expense, partially offset by lower operating overhead expense. The increase in demand creation expense was primarily due to higher digital marketing and sports marketing expense. Operating overhead expense decreased primarily due to lower wage-related expenses, partially offset by higher other administrative costs.

EUROPE, MIDDLE EAST & AFRICA

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 8,473	$ 8,260	3%	1%	$ 7,388	12%	25%
Apparel	4,380	4,566	-4%	-6%	4,527	1%	14%
Equipment	754	592	27%	24%	564	5%	18%
TOTAL REVENUES	**$ 13,607**	**$ 13,418**	**1%**	**0%**	**$ 12,479**	**8%**	**21%**
Revenues by:							
Sales to Wholesale Customers	$ 8,562	$ 8,522	0%	0%	$ 8,377	2%	15%
Sales through NIKE Direct	5,045	4,896	3%	0%	4,102	19%	33%
TOTAL REVENUES	**$ 13,607**	**$ 13,418**	**1%**	**0%**	**$ 12,479**	**8%**	**21%**
EARNINGS BEFORE INTEREST AND TAXES	**$ 3,388**	**$ 3,531**	**-4%**		**$ 3,293**	**7%**	

FISCAL 2024 COMPARED TO FISCAL 2023

- EMEA revenues were flat on a currency-neutral basis, primarily due to lower revenues in Women's and Kids', offset by higher revenues in Men's. Wholesale revenues were flat. NIKE Direct revenues were flat as a decline in digital sales of 5% was offset by comparable store sales growth of 7% and the addition of new stores.

- Footwear revenues increased 1% on a currency-neutral basis, primarily due to higher revenues in Men's, partially offset by lower revenues in Kids'. Unit sales of footwear decreased 4%, while higher ASP per pair contributed approximately 5 percentage points of footwear revenue growth. Higher ASP per pair was primarily due to higher full-price ASP and a higher mix of NIKE Direct sales, partially offset by lower NIKE Direct ASP.

- Apparel revenues decreased 6% on a currency-neutral basis, primarily due to lower revenues in Men's and Women's. Unit sales of apparel decreased 17%, while higher ASP per unit contributed approximately 11 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to higher full-price and NIKE Direct ASPs.

Reported EBIT decreased 4% reflecting higher revenues and the following:

- Gross margin contraction of 110 basis points largely due to unfavorable changes in standard foreign currency exchange rates, partially offset by higher full-price ASP, net of discounts, primarily due to strategic pricing actions, as well as lower other costs and lower product costs, reflecting lower ocean freight rates and logistics costs.

- Selling and administrative expense increase of 3% due to higher demand creation and operating overhead expense. Demand creation expense increased primarily due to higher advertising and marketing expense, unfavorable changes in foreign exchange rates and higher sports marketing expense. Operating overhead expense increased primarily due to unfavorable changes in foreign currency exchange rates.

GREATER CHINA

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 5,552	$ 5,435	2%	6%	$ 5,416	0%	8%
Apparel	1,828	1,666	10%	14%	1,938	-14%	-7%
Equipment	165	147	12%	17%	193	-24%	-18%
TOTAL REVENUES	$ 7,545	$ 7,248	4%	8%	$ 7,547	-4%	4%
Revenues by:							
Sales to Wholesale Customers	$ 4,262	$ 3,866	10%	15%	$ 4,081	-5%	2%
Sales through NIKE Direct	3,283	3,382	-3%	1%	3,466	-2%	5%
TOTAL REVENUES	$ 7,545	$ 7,248	4%	8%	$ 7,547	-4%	4%
EARNINGS BEFORE INTEREST AND TAXES	$ 2,309	$ 2,283	1%		$ 2,365	-3%	

FISCAL 2024 COMPARED TO FISCAL 2023

- Greater China revenues increased 8% on a currency-neutral basis due to higher revenues in Men's, Women's, the Jordan Brand and Kids'. Wholesale revenues increased 15%. NIKE Direct revenues increased 1%, driven by comparable store sales growth of 1% and the addition of new stores, partially offset by a decline in digital sales of 8%.

- Footwear revenues increased 6% on a currency-neutral basis due to higher revenues in Men's, Women's, the Jordan Brand and Kids'. Unit sales of footwear increased 8%, while lower ASP per pair reduced footwear revenues by approximately 2 percentage points. Lower ASP per pair was primarily due to lower NIKE Direct ASP, partially offset by higher full-price ASP.

- Apparel revenues increased 14% on a currency-neutral basis, primarily due to higher revenues in Men's and Women's. Unit sales of apparel increased 7%, while higher ASP per unit contributed approximately 7 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to higher NIKE Direct, full-price and off-price ASPs as well as a higher mix of full-price sales.

Reported EBIT increased 1% reflecting higher revenues and the following:

- Gross margin contraction of approximately 80 basis points, primarily due to unfavorable changes in standard foreign currency exchange rates, partially offset by higher full-price ASP, net of discounts, and lower other costs. The higher full-price ASP, net of discounts, was largely due to strategic pricing actions, partially offset by product mix.

- Selling and administrative expense increase of 2% due to higher demand creation and operating overhead expense. Demand creation expense increased primarily due to higher advertising and marketing expense and retail brand presentation expense, partially offset by favorable changes in foreign currency exchange rates. Operating overhead expense increased primarily due to higher other administrative costs, partially offset by favorable changes in foreign currency exchange rates.

ASIA PACIFIC & LATIN AMERICA

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 4,865	$ 4,543	7%	7%	$ 4,111	11%	19%
Apparel	1,614	1,664	-3%	-2%	1,610	3%	13%
Equipment	250	224	12%	12%	234	-4%	4%
TOTAL REVENUES	**$ 6,729**	**$ 6,431**	**5%**	**5%**	**$ 5,955**	**8%**	**17%**
Revenues by:							
Sales to Wholesale Customers	$ 3,930	$ 3,736	5%	6%	$ 3,529	6%	14%
Sales through NIKE Direct	2,799	2,695	4%	4%	2,426	11%	22%
TOTAL REVENUES	**$ 6,729**	**$ 6,431**	**5%**	**5%**	**$ 5,955**	**8%**	**17%**
EARNINGS BEFORE INTEREST AND TAXES	**$ 1,885**	**$ 1,932**	**-2%**		**$ 1,896**	**2%**	

We completed the sale of our entity in Chile and our entities in Argentina and Uruguay to third-party distributors in the first and second quarters of fiscal 2023, respectively. The impacts of closing these transactions are included within Corporate and are not reflected in the APLA operating segment results. This completed the transition of our NIKE Brand businesses within our CASA marketplace, which now reflects a full distributor operating model. For more information see Note 18 — Divestitures within the accompanying Notes to the Consolidated Financial Statements.

FISCAL 2024 COMPARED TO FISCAL 2023

• APLA revenues increased 5% on a currency-neutral basis primarily due to higher revenues in Southeast Asia & India, Mexico and Japan. Within our CASA territory, the transition of our Chile, Argentina and Uruguay entities to a third-party distributor operating model did not have a material impact on APLA revenues. Revenues increased due to overall growth in Men's, Women's, the Jordan Brand and Kids'. Wholesale revenues increased 6%. NIKE Direct revenues increased 4%, driven by comparable store sales growth of 10% and the addition of new stores, partially offset by a decline in digital sales of 2%.

• Footwear revenues increased 7% on a currency-neutral basis due to higher revenues in Men's, Women's, the Jordan Brand and Kids'. Unit sales of footwear increased 6%, while higher ASP per pair contributed approximately 1 percentage point of footwear revenue growth. Higher ASP per pair was primarily due to higher full-price ASP, off-price ASP and a higher mix of NIKE Direct sales, partially offset by lower NIKE Direct ASP.

• Apparel revenues decreased 2% on a currency-neutral basis, primarily due to lower revenues in Men's and Women's, partially offset by higher revenues in the Jordan Brand. Unit sales of apparel decreased 9%, while higher ASP per unit contributed approximately 7 percentage points of apparel revenue growth. Higher ASP per unit was primarily due to higher full-price ASP, off-price ASP and a higher mix of NIKE Direct sales, partially offset by lower NIKE Direct ASP.

Reported EBIT decreased 2% reflecting higher revenues and the following:

• Gross margin contraction of approximately 220 basis points primarily due to unfavorable changes in standard foreign currency exchange rates, lower margin in NIKE Direct and higher product costs, reflecting higher product input costs and product mix. This was partially offset by higher full-price ASP, net of discounts, primarily due to product mix and strategic pricing actions.

• Selling and administrative expense increase of 4% due to higher demand creation and operating overhead expense. Demand creation expense increased primarily due to higher digital marketing and sports marketing expense. Operating overhead expense increased primarily due to higher other administrative costs.

GLOBAL BRAND DIVISIONS

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues	$ 45	$ 58	-22%	-25%	$ 102	-43%	-43%
Earnings (Loss) Before Interest and Taxes	$ (4,720)	$ (4,841)	2%		$ (4,262)	-14%	

Global Brand Divisions primarily represent demand creation and operating overhead expense, including product creation and design expenses that are centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment.

FISCAL 2024 COMPARED TO FISCAL 2023
Global Brand Divisions' loss before interest and taxes decreased 2% primarily due to lower operating overhead expense, partially offset by higher demand creation expense. Lower operating overhead expense was primarily due to lower wage-related expenses, technology spend and other administrative costs. The increase in demand creation expense was primarily due to higher advertising and marketing expense as well as digital marketing.

CONVERSE

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES	FISCAL 2022	% CHANGE	% CHANGE EXCLUDING CURRENCY CHANGES
Revenues by:							
Footwear	$ 1,800	$ 2,155	-16%	-17%	$ 2,094	3%	8%
Apparel	93	90	3%	4%	103	-13%	-7%
Equipment	37	28	32%	34%	26	8%	16%
Other[1]	152	154	-1%	-2%	123	25%	25%
TOTAL REVENUES	**$ 2,082**	**$ 2,427**	**-14%**	**-15%**	**$ 2,346**	**3%**	**8%**
Revenues by:							
Sales to Wholesale Customers	$ 1,098	$ 1,299	-15%	-16%	$ 1,292	1%	7%
Sales through Direct to Consumer	832	974	-15%	-14%	931	5%	8%
Other[1]	152	154	-1%	-2%	123	25%	25%
TOTAL REVENUES	**$ 2,082**	**$ 2,427**	**-14%**	**-15%**	**$ 2,346**	**3%**	**8%**
EARNINGS BEFORE INTEREST AND TAXES	**$ 474**	**$ 676**	**-30%**		**$ 669**	**1%**	

(1) Other revenues consist of territories serviced by third-party licensees who pay royalties to Converse for the use of its registered trademarks and other intellectual property rights. We do not own the Converse trademarks in Japan and accordingly do not earn revenues in Japan.

FISCAL 2024 COMPARED TO FISCAL 2023

- Converse revenues decreased 15% on a currency-neutral basis primarily due to declines in North America and Western Europe. Combined unit sales within the wholesale and direct to consumer channels decreased 12%, driven primarily by a decrease in wholesale, while ASP decreased 3%, primarily driven by increased promotional activity in direct to consumer.

- Wholesale revenues decreased 16% on a currency-neutral basis, driven by declines in all geographies.

- Direct to consumer revenues decreased 14% on a currency-neutral basis as declines in North America and Western Europe, driven by reduced traffic, were partially offset by growth in Asia.

Reported EBIT decreased 30% reflecting lower revenues and the following:

- Gross margin contraction of approximately 130 basis points due to unfavorable changes in standard foreign currency exchange rates, lower full-price ASP, net of discounts, higher other costs and lower margin in direct to consumer, partially offset by lower ocean freight rates.

- Selling and administrative expense decrease of 2% due to lower operating overhead expense, primarily as a result of lower wage-related expenses.

CORPORATE

(Dollars in millions)	FISCAL 2024	FISCAL 2023	% CHANGE	FISCAL 2022	% CHANGE
Revenues	$ (42)	$ 27	—	$ (72)	—
Earnings (Loss) Before Interest and Taxes	$ (2,619)	$ (2,840)	8%	$ (2,219)	-28%

Corporate revenues primarily consist of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse, but managed through our central foreign exchange risk management program.

The Corporate loss before interest and taxes primarily consists of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to our corporate headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses.

In addition to the foreign currency gains and losses recognized in Corporate revenues, foreign currency results in Corporate include gains and losses resulting from the difference between actual foreign currency exchange rates and standard rates used to record non-functional currency denominated product purchases within the NIKE Brand geographic operating segments and Converse; related foreign currency hedge results; conversion gains and losses arising from remeasurement of monetary assets and liabilities in non-functional currencies; and certain other foreign currency derivative instruments.

FISCAL 2024 COMPARED TO FISCAL 2023

Corporate's loss before interest and taxes decreased $221 million during fiscal 2024, primarily due to the following:

- a favorable change in net foreign currency gains and losses of $588 million related to the difference between actual foreign currency exchange rates and standard foreign currency exchange rates assigned to the NIKE Brand geographic operating segments and Converse, net of hedge gains and losses; these results are reported as a component of consolidated Gross profit;

- a favorable change of $80 million primarily related to lower wage-related expenses, partially offset by higher professional services, reported as a component of consolidated Operating overhead expense;

- a favorable change of $27 million primarily related to the loss recognized in the prior year upon completion of the sale of our entities in Argentina and Uruguay to a third-party distributor, partially offset by the remeasurement of monetary assets and liabilities denominated in non-functional currencies and the impact of certain foreign currency derivative instruments, as well as net favorable settlements of legal matters in the prior year, reported as a component of consolidated Other (income) expense, net; and

- an unfavorable change of $443 million related to restructuring charges, $379 million reported as a component of consolidated Operating overhead expense and $64 million reported as a component of consolidated Cost of sales.

FOREIGN CURRENCY EXPOSURES AND HEDGING PRACTICES

OVERVIEW

As a global company with significant operations outside the United States, in the normal course of business we are exposed to risk arising from changes in currency exchange rates. Our primary foreign currency exposures arise from the recording of transactions denominated in non-functional currencies and the translation of foreign currency denominated results of operations, financial position and cash flows into U.S. Dollars.

Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We manage global foreign exchange risk centrally on a portfolio basis to address those risks material to NIKE, Inc. We manage these exposures by taking advantage of natural offsets and currency correlations existing within the portfolio and, where practical and material, by hedging a portion of the remaining exposures using derivative instruments such as forward contracts and options. As described below, the implementation of the NIKE Trading Company ("NTC") and our foreign currency adjustment program enhanced our ability to manage our foreign exchange risk by increasing the natural offsets and currency correlation benefits existing within our portfolio of foreign exchange exposures. Our hedging policy is designed to partially or entirely offset the impact of exchange rate changes on the underlying net exposures being hedged. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements; the length of the delay is dependent upon hedge horizons. We do not hold or issue derivative instruments for trading or speculative purposes.

Refer to Note 4 — Fair Value Measurements and Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional description of outstanding derivatives at each reported period end.

TRANSACTIONAL EXPOSURES

We conduct business in various currencies and have transactions which subject us to foreign currency risk. Our most significant transactional foreign currency exposures are:

- Product Costs — NIKE's product costs are exposed to fluctuations in foreign currencies in the following ways:

  1. Product purchases denominated in currencies other than the functional currency of the transacting entity:

     a. Certain NIKE entities purchase product from the NTC, a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the products to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency results in a foreign currency exposure for the NTC.

     b. Other NIKE entities purchase product directly from third-party factories predominantly in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

     In both purchasing scenarios, a weaker U.S. Dollar reduces inventory costs incurred by NIKE whereas a stronger U.S. Dollar increases its cost.

  2. Factory input costs: NIKE operates a foreign currency adjustment program with certain factories. The program is designed to more effectively manage foreign currency risk by assuming certain of the factories' foreign currency exposures, some of which are natural offsets to our existing foreign currency exposures. Under this program, our payments to these factories are adjusted for rate fluctuations in the basket of currencies ("factory currency exposure index") in which the labor, materials and overhead costs incurred by the factories in the production of NIKE branded products ("factory input costs") are denominated.

     As an offset to the impacts of the fluctuating U.S. Dollar on our non-functional currency denominated product purchases described above, a strengthening U.S. Dollar against the foreign currencies within the factory currency exposure indices reduces NIKE's U.S. Dollar inventory cost. Conversely, a weakening U.S. Dollar against the indexed foreign currencies increases our inventory cost.

- Non-Functional Currency Denominated External Sales — A portion of our NIKE Brand and Converse revenues associated with European operations are earned in currencies other than the Euro (e.g., the British Pound) but are recognized at a subsidiary that uses the Euro as its functional currency. These sales generate a foreign currency exposure.

- Other Costs — Non-functional currency denominated costs, such as endorsement contracts, also generate foreign currency risk, though to a lesser extent.

- Non-Functional Currency Denominated Monetary Assets and Liabilities — Our global subsidiaries have various assets and liabilities, primarily receivables and payables, including intercompany receivables and payables, denominated in currencies other than their functional currencies. These balance sheet items are subject to remeasurement which may create fluctuations in Other (income) expense, net within our Consolidated Statements of Income.

MANAGING TRANSACTIONAL EXPOSURES

Transactional exposures are managed on a portfolio basis within our foreign currency risk management program. We manage these exposures by taking advantage of natural offsets and currency correlations that exist within the portfolio and may also elect to use currency forward and option contracts to hedge the remaining effect of exchange rate fluctuations on probable forecasted future cash flows, including certain product cost exposures, non-functional currency denominated external sales and other costs described above. Generally, these are accounted for as cash flow hedges.

Certain currency forward contracts used to manage the foreign exchange exposure of non-functional currency denominated monetary assets and liabilities subject to remeasurement are not formally designated as hedging instruments. Accordingly, changes in fair value of these instruments are recognized in Other (income) expense, net and are intended to offset the foreign currency impact of the remeasurement of the related non-functional currency denominated asset or liability being hedged.

TRANSLATIONAL EXPOSURES

Many of our foreign subsidiaries operate in functional currencies other than the U.S. Dollar. Fluctuations in currency exchange rates create volatility in our reported results as we are required to translate the balance sheets, operational results and cash flows of these subsidiaries into U.S. Dollars for consolidated reporting. The translation of foreign subsidiaries' non-U.S. Dollar denominated balance sheets into U.S. Dollars for consolidated reporting results in a cumulative translation adjustment to Accumulated other comprehensive income (loss) within Shareholders' equity. In the translation of our Consolidated Statements of Income, a weaker U.S. Dollar in relation to foreign functional currencies benefits our consolidated earnings whereas a stronger U.S. Dollar reduces our consolidated earnings. The impact of foreign exchange rate fluctuations on the translation of our consolidated Revenues was a detriment of approximately $141 million for the year ended May 31, 2024. The impact of foreign exchange rate fluctuations on the translation of our Income before income taxes was a benefit of approximately $48 million for the year ended May 31, 2024.

MANAGING TRANSLATIONAL EXPOSURES

To minimize the impact of translating foreign currency denominated revenues and expenses into U.S. Dollars for consolidated reporting, certain foreign subsidiaries use excess cash to purchase U.S. Dollar denominated available-for-sale investments. The variable future cash flows associated with the purchase and subsequent sale of these U.S. Dollar denominated investments at non-U.S. Dollar functional currency subsidiaries creates a foreign currency exposure that qualifies for hedge accounting under U.S. GAAP. We utilize forward contracts and/or options to mitigate the variability of the forecasted future purchases and sales of these U.S. Dollar investments. The combination of the purchase and sale of the U.S. Dollar investment and the hedging instrument has the effect of partially offsetting the year-over-year foreign currency translation impact on net earnings in the period the investments are sold. Hedges of the purchase of U.S. Dollar denominated available-for-sale investments are accounted for as cash flow hedges.

We estimate the combination of translation of foreign currency-denominated profits from our international businesses and the year-over-year change in foreign currency related gains and losses included in Other (income) expense, net had an unfavorable impact of approximately $68 million on our Income before income taxes for the year ended May 31, 2024.

NET INVESTMENTS IN FOREIGN SUBSIDIARIES

We are also exposed to the impact of foreign exchange fluctuations on our investments in wholly-owned foreign subsidiaries denominated in a currency other than the U.S. Dollar, which could adversely impact the U.S. Dollar value of these investments and therefore the value of future repatriated earnings. We have, in the past, hedged and may, in the future, hedge net investment positions in certain foreign subsidiaries to mitigate the effects of foreign exchange fluctuations on these net investments. These hedges are accounted for as net investment hedges in accordance with U.S. GAAP. There were no outstanding net investment hedges as of May 31, 2024 and 2023. There were no cash flows from net investment hedge settlements for the years ended May 31, 2024, 2023 and 2022.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW ACTIVITY

Cash provided (used) by operations was an inflow of $7,429 million for fiscal 2024, compared to $5,841 million for fiscal 2023. Net income, adjusted for non-cash items, generated $6,713 million of operating cash inflow for fiscal 2024, compared to $6,354 million for fiscal 2023. The net change in working capital and other assets and liabilities resulted in an increase to Cash provided (used) by operations of $716 million for fiscal 2024 compared to a decrease of $513 million for fiscal 2023. For fiscal 2024, the favorable net change in working capital compared to the prior year was primarily impacted by favorable changes to Inventories due to reduced inventory purchases and improved lead times, partially offset by unfavorable changes to Accounts receivable due to the timing of wholesale shipments.

Cash provided (used) by investing activities was an inflow of $894 million for fiscal 2024, compared to an inflow of $564 million for fiscal 2023, primarily driven by the net change in short-term investments (including sales, maturities and purchases). For fiscal 2024, the net change in short-term investments resulted in a cash inflow of $1,721 million compared to a cash inflow of $1,481 million for fiscal 2023.

Cash provided (used) by financing activities was an outflow of $5,888 million for fiscal 2024 compared to an outflow of $7,447 million for fiscal 2023. The decreased outflow in fiscal 2024 was driven by lower share repurchases of $4,250 million for fiscal 2024 compared to $5,480 million for fiscal 2023, partially offset by higher dividend payments of $2,169 million for fiscal 2024 compared to $2,012 million for fiscal 2023.

In fiscal 2024, we purchased a total of 41.4 million shares of NIKE's Class B Common Stock for $4.3 billion (an average price of $102.72 per share) under the four-year, $18 billion share repurchase plan authorized by the Board of Directors in June 2022. As of May 31, 2024, we had repurchased 84.9 million shares at a cost of approximately $9.1 billion (an average price of $106.65 per share) under this program. We continue to expect funding of share repurchases will come from operating cash flows. The timing and the amount of share repurchases will be dictated by our capital needs and stock market conditions.

CAPITAL RESOURCES

On July 21, 2022, we filed a shelf registration statement (the "Shelf") with the U.S. Securities and Exchange Commission (the "SEC") which permits us to issue an unlimited amount of debt securities from time to time. The Shelf expires on July 21, 2025.

On March 11, 2022, we entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 11, 2027, with options to extend the maturity date up to an additional two years. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

On March 8, 2024, we entered into a 364-day committed credit facility agreement with a syndicate of banks which provides for up to $1 billion of borrowings, with the option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 7, 2025, with an option to extend the maturity date an additional 364 days. This facility replaces the prior $1 billion 364-day credit facility agreement entered into on March 10, 2023, which matured on March 8, 2024. Refer to Note 5 — Short-Term Borrowings and Credit Lines for additional information.

We currently have long-term debt ratings of AA- and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively. As it relates to our committed credit facilities entered into on March 11, 2022 and March 8, 2024, if our long-term debt ratings were to decline, the facility fees and interest rates would increase. Conversely, if our long-term debt ratings were to improve, the facility fees and interest rates would decrease. Changes in our long-term debt ratings would not trigger acceleration of maturity of any then-outstanding borrowings or any future borrowings under the committed credit facilities. Under these facilities, we have agreed to various covenants. These covenants include limits on the disposal of assets and the amount of debt secured by liens we may incur. In the event we were to have any borrowings outstanding under these facilities, failed to meet any covenant and were unable to obtain a waiver from a majority of the banks in the applicable syndicate, any borrowings would become immediately due and payable. As of May 31, 2024, we were in full compliance with each of these covenants, and we believe it is unlikely we will fail to meet any of these covenants in the foreseeable future.

Liquidity is also provided by our $3 billion commercial paper program. As of and for the fiscal years ended May 31, 2024 and 2023, we did not have any borrowings outstanding under our $3 billion program. We may issue commercial paper or other debt securities depending on general corporate needs.

To date, we have not experienced difficulty accessing the capital or credit markets; however, future volatility may increase costs associated with issuing commercial paper or other debt instruments or affect our ability to access those markets.

As of May 31, 2024, we had Cash and equivalents and Short-term investments totaling $11.6 billion, primarily consisting of commercial paper, corporate notes, deposits held at major banks, money market funds, U.S. Treasury obligations and other investment grade fixed-income securities. Our fixed-income investments are exposed to both credit and interest rate risk. All of our investments are investment grade to minimize our credit risk. While individual securities have varying durations, as of May 31, 2024, the weighted-average days to maturity of our cash equivalents and short-term investments portfolio was 65 days.

We believe that existing Cash and equivalents, Short-term investments and cash generated by operations, together with access to external sources of funds as described above, will be sufficient to meet our domestic and foreign capital needs in the foreseeable future.

Our material cash requirements as of May 31, 2024, were as follows:

- Debt Obligations — Refer to Note 5 — Short-Term Borrowings and Credit Lines and Note 6 — Long-Term Debt in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Operating Leases — Refer to Note 17 — Leases in the accompanying Notes to the Consolidated Financial Statements for additional information.

- Endorsement Contracts — As of May 31, 2024, we had endorsement contract obligations of $10.6 billion, with $1.7 billion payable within 12 months, representing approximate amounts of base compensation and minimum guaranteed royalty fees we are obligated to pay athlete, public figure, sport team and league endorsers of our products. Actual payments under some contracts may be higher than these amounts as these contracts provide for bonuses to be paid to the endorsers based upon athletic achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if athletic performance declines in future periods. In addition to the cash payments, we are obligated to furnish our endorsers with NIKE product for their use. It is not possible to determine how much we will spend on this product on an annual basis as the amount of product provided to the endorsers will depend on many factors and the contracts generally do not stipulate a minimum amount of cash to be spent on the product.

- Product Purchase Obligations — As of May 31, 2024, we had product purchase obligations of $5.7 billion, all of which are payable within the next 12 months. Product purchase obligations represent agreements (including open purchase orders) to purchase products in the ordinary course of business that are enforceable and legally binding and specify all significant terms. We generally order product at least four to five months in advance of sale based primarily on advanced orders received from external wholesale customers and internal orders from our direct to consumer operations. In some cases, prices are subject to change throughout the production process.

- Other Purchase Obligations — As of May 31, 2024, we had $3.5 billion of other purchase obligations, with $1.9 billion payable within the next 12 months. Other purchase obligations primarily include technology investments, construction, service and marketing commitments, including marketing commitments associated with endorsement contracts, made in the ordinary course of business. The amounts represent the minimum payments required by legally binding contracts and agreements that specify all significant terms, and may include open purchase orders for non-product purchases.

In addition to the above, we have long-term obligations for uncertain tax positions and various post-retirement benefits for which we are not able to reasonably estimate when cash payments will occur. Refer to Note 7 — Income Taxes and Note 11 — Benefit Plans in the accompanying Notes to the Consolidated Financial Statements for additional information related to uncertain tax positions and post-retirement benefits, respectively.

As a part of the transition tax related to the Tax Cuts and Jobs Act, as of May 31, 2024, we had $483 million in estimated future cash payments, with $215 million payable within the next 12 months. These amounts represent the transition tax on deemed repatriation of undistributed earnings of foreign subsidiaries, which are reflected net of foreign tax credits we utilized.

Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information related to our off-balance sheet arrangements, bank guarantees and letters of credit.

OFF-BALANCE SHEET ARRANGEMENTS

As of May 31, 2024, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our current and future financial condition, results of operations, liquidity, capital expenditures or capital resources. In connection with various contracts and agreements, we routinely provide indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where we are acting as the guarantor. Currently, we have several such agreements in place. Based on our historical experience and the estimated probability of future loss, we have determined that the fair value of such indemnification is not material to our financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 — Summary of Significant Accounting Policies within the accompanying Notes to the Consolidated Financial Statements for recently adopted and issued accounting standards.

CRITICAL ACCOUNTING ESTIMATES

Our previous discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Note 1 — Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

We believe the assumptions and judgments involved in the accounting estimates described below have the greatest potential impact on our Consolidated Financial Statements, so we consider these to be our critical accounting estimates. Management has reviewed and discussed these critical accounting estimates with the Audit & Finance Committee of the Board of Directors.

Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in the preparation of our Consolidated Financial Statements. Within the context of these critical accounting estimates, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

SALES-RELATED RESERVES

Provisions for anticipated sales returns consist of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers. Actual returns, discounts and claims in any future period are inherently uncertain and may differ from estimates recorded. If actual or expected future returns, discounts or claims were significantly different than reserves established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

Refer to Note 14 — Revenues in the accompanying Notes to the Consolidated Financial Statements for additional information.

INVENTORY RESERVES

We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions. If we estimate the net realizable value of our inventory is less than the cost of the inventory, we record a reserve equal to the difference between the cost of the inventory and the estimated net realizable value. This reserve is recorded as a charge to Cost of sales. If changes in market conditions result in reductions to the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination.

HEDGE ACCOUNTING FOR DERIVATIVES

We use derivative contracts to hedge certain anticipated foreign currency and interest rate transactions as well as certain non-functional currency monetary assets and liabilities. When the specific criteria to qualify for hedge accounting has been met, changes in the fair value of contracts hedging probable forecasted future cash flows are recorded in Accumulated other comprehensive income (loss), rather than Net income, until the underlying hedged transaction affects Net income. In most cases, this results in gains and losses on hedge derivatives being released from Accumulated other comprehensive income (loss) into Net income sometime after the maturity of the derivative. One of the criteria for this accounting treatment is that the notional value of these derivative contracts should not be in excess of the designated amount of anticipated transactions. By their very nature, our estimates of anticipated transactions may fluctuate over time and may ultimately vary from actual transactions. When the designated amount of anticipated or actual transactions decline below hedged levels, or if it is no longer probable a forecasted transaction will occur by the end of the originally specified time period or within an additional two-month period of time thereafter, we reclassify the cumulative change in fair value of the over-hedged portion of the related hedge contract from Accumulated other comprehensive income (loss) to Other (income) expense, net during the quarter in which the decrease occurs. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside our control or influence.

Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

INCOME TAXES

We are subject to taxation in the United States, as well as various state and foreign jurisdictions. The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. On an interim basis, we estimate our effective tax rate for the full fiscal year. This estimated annual effective tax rate is then applied to the year-to-date Income before income taxes excluding infrequently occurring or unusual items, to determine the year-to-date Income tax expense. The income tax effects of infrequent or unusual items are recognized in the interim period in which they occur. As the fiscal year progresses, we continually refine our estimate based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to our expected effective tax rate for the fiscal year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs.

On a quarterly basis, we evaluate the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. Changes in our assessment may result in the recognition of a tax benefit or an additional charge to the tax provision in the period our assessment changes. We recognize interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes in the accompanying Notes to the Consolidated Financial Statements for additional information.

OTHER CONTINGENCIES

In the ordinary course of business, we are subject to various legal proceedings, claims and government investigations related to our business, products and actions of our employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. We record contingent liabilities resulting from claims against us when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts. Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If future adjustments to estimated probable future losses or actual losses exceed our recorded liability for such claims, we would record additional charges during the period in which the actual loss or change in estimate occurred. In addition to contingent liabilities recorded for probable losses, we disclose contingent liabilities when there is a reasonable possibility the ultimate loss will materially exceed the recorded liability.

Refer to Note 16 — Commitments and Contingencies in the accompanying Notes to the Consolidated Financial Statements for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business and consistent with established policies and procedures, we employ a variety of financial instruments to manage exposure to fluctuations in the value of foreign currencies and interest rates. It is our policy to utilize these financial instruments only where necessary to finance our business and manage such exposures; we do not enter into these transactions for trading or speculative purposes.

We are exposed to foreign currency fluctuations, primarily as a result of our international sales, product sourcing and funding activities. Our foreign exchange risk management program is intended to lessen both the positive and negative effects of currency fluctuations on our consolidated results of operations, financial position and cash flows. We use forward and option contracts to hedge certain anticipated, but not yet firmly committed, transactions as well as certain firm commitments and the related receivables and payables, including third-party and intercompany transactions. Where exposures are hedged, our program has the effect of delaying the impact of exchange rate movements on our Consolidated Financial Statements.

The timing for hedging exposures, as well as the type and duration of the hedge instruments employed, are guided by our hedging policies and determined based upon the nature of the exposure and prevailing market conditions. Typically, the Company may enter into hedge contracts starting 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The majority of derivatives outstanding as of May 31, 2024, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, British Pound/Euro, Chinese Yuan/U.S. Dollar, and Japanese Yen/U.S. Dollar currency pairs. Refer to Note 12 — Risk Management and Derivatives in the accompanying Notes to the Consolidated Financial Statements for additional information.

Our earnings are also exposed to movements in short- and long-term market interest rates. Our objective in managing this interest rate exposure is to limit the impact of interest rate changes on earnings and cash flows and to reduce overall borrowing costs. To achieve these objectives, we maintain a mix of commercial paper, bank loans, and fixed-rate debt of varying maturities and have entered into receive-fixed, pay-variable interest rate swaps for a portion of our fixed-rate debt.

MARKET RISK MEASUREMENT

We monitor foreign exchange risk, interest rate risk and related derivatives using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk ("VaR"). Our market-sensitive derivative and other financial instruments are foreign currency forward contracts, foreign currency option contracts, interest rate swaps, intercompany loans denominated in non-functional currencies and fixed interest rate U.S. Dollar denominated debt.

We use VaR to monitor the foreign exchange risk of our foreign currency forward and foreign currency option derivative instruments only. The VaR determines the maximum potential one-day loss in the fair value of these foreign exchange rate-sensitive financial instruments. The VaR model estimates assume normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a "variance/co-variance" technique). These interrelationships are a function of foreign exchange currency market changes and interest rate changes over the preceding one-year period. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. We adjust the potential loss in option value for the estimated sensitivity (the "delta" and "gamma") to changes in the underlying currency rate. This calculation reflects the impact of foreign currency rate fluctuations on the derivative instruments only and does not include the impact of such rate fluctuations on non-functional currency transactions (such as anticipated transactions, firm commitments, cash balances and accounts and loans receivable and payable), including those which are hedged by these instruments.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value we will incur nor does it consider the potential effect of favorable changes in market rates. It also does not represent the full extent of the possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The estimated maximum one-day loss in fair value on our foreign currency sensitive derivative financial instruments, derived using the VaR model, was $57 million and $111 million as of May 31, 2024 and 2023, respectively. The VaR decreased year-over-year as a result of a decrease in foreign currency volatilities as of May 31, 2024. Such a hypothetical loss in the fair value of our derivatives would be offset by increases in the value of the underlying transactions being hedged. The average monthly change in the fair values of foreign currency forward and foreign currency option derivative instruments was $180 million and $289 million during fiscal 2024 and fiscal 2023, respectively.

The instruments not included in the VaR are intercompany loans denominated in non-functional currencies, fixed interest rate U.S. Dollar denominated debt, and interest rate swaps. Intercompany loans and related interest amounts are eliminated in consolidation. Furthermore, our non-functional currency intercompany loans are substantially hedged against foreign exchange risk through the use of forward contracts, which are included in the VaR calculation above. Therefore, we consider the interest rate and foreign currency market risks associated with our non-functional currency intercompany loans to be immaterial to our consolidated financial position, results of operations and cash flows.

Details of third-party debt and interest rate swaps are provided in the table below. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The weighted average variable interest rates for the fixed rate swapped to variable rate swaps reflect the effective interest rates at May 31, 2024.

	EXPECTED MATURITY DATE YEAR ENDING MAY 31,							
(Dollars in millions)	2025	2026	2027	2028	2029	THEREAFTER	TOTAL	FAIR VALUE
Interest Rate Risk								
Long-term U.S. Dollar debt — Fixed rate								
Principal payments	$1,000	$ —	$2,000	$ —	$ —	$ 6,000	$ 9,000	$ 7,631
Average interest rate	2.4 %	0.0 %	2.6 %	0.0 %	0.0 %	3.3 %	3.1 %	
Interest Rate Swaps — Fixed rate swapped to variable rate								
Notional amount	$ —	$ —	$ —	$ —	$ —	$ 1,800	$ 1,800	$ (31)
Average fixed interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.5 %	3.5 %	
Average variable interest rate	0.0 %	0.0 %	0.0 %	0.0 %	0.0 %	3.7 %	3.7 %	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management of NIKE, Inc. is responsible for the information and representations contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include certain amounts based on our best estimates and judgments. Other financial information in this Annual Report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure assets are safeguarded from unauthorized use or disposition and provide for the preparation of financial statements in conformity with U.S. GAAP. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

An internal corporate audit department reviews the results of its work with the Audit & Finance Committee of the Board of Directors, presently comprised of four outside, independent directors. The Audit & Finance Committee is responsible for the appointment of the independent registered public accounting firm and reviews, with the independent registered public accounting firm, management and the internal corporate audit staff, the scope and the results of the annual audit, the effectiveness of the accounting control system and other matters relating to the financial affairs of NIKE as the Audit & Finance Committee deems appropriate. The independent registered public accounting firm and the internal corporate auditors have full access to the Audit & Finance Committee, with and without the presence of management, to discuss any appropriate matters.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a) - 15(f) and Rule 15(d) - 15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of May 31, 2024.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited (1) the Consolidated Financial Statements and (2) the effectiveness of our internal control over financial reporting as of May 31, 2024, as stated in their report herein.

John J. Donahoe II
President and Chief Executive Officer

Matthew Friend
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NIKE, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NIKE, Inc. and its subsidiaries (the "Company") as of May 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended May 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of May 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Notes 1 and 7 to the consolidated financial statements, the Company is subject to taxation in the United States, as well as various state and foreign jurisdictions. The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. As disclosed by management, the determination of the provision for income taxes by management requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Furthermore, as part of determining its provision for income taxes, management evaluates the probability a tax position will be effectively sustained and the appropriateness of the amount recognized for uncertain tax positions based on factors including changes in facts or circumstances, changes in tax law, settled audit issues and new audit activity. The Company recognizes a tax benefit from uncertain tax positions in the financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The majority of the total gross unrecognized tax benefits are long-term in nature and included within deferred income taxes and other liabilities on the consolidated balance sheets. The Company recorded income tax expense of $1,000 million for the year ended May 31, 2024. As of May 31, 2024, total gross unrecognized tax benefits, excluding related interest and penalties, were $990 million, of which $699 million would affect the Company's effective tax rate if recognized in future periods.

The principal considerations for our determination that performing procedures relating to the accounting for income taxes is a critical audit matter are (i) the significant judgment by management when determining the provision for income taxes and interpreting and applying complex tax laws as it relates to determining the provision for income taxes and uncertain tax positions; (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management's interpretation and application of complex tax laws as it relates to the determination of the provision for income taxes and the assessment of whether tax positions are more likely than not to be sustained; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes. These procedures also included, among others (i) testing the provision for income taxes, which included the effective tax rate reconciliation and assessing management's interpretation and application of complex tax laws; (ii) evaluating the completeness of management's identification of uncertain tax positions by considering changes in facts or circumstances, changes in and compliance with tax laws, settled audit issues, new authoritative cases, or new audit activity, where applicable; and (iii) for certain tax positions, evaluating management's assessment of the technical merits of the tax positions by obtaining and inspecting third party income tax documentation. Professionals with specialized skill and knowledge were used to assist in evaluating (i) changes in and compliance with the tax laws; (ii) management's interpretation and application of certain complex tax laws as it relates to the determination of the provision for income taxes; and (iii) the reasonableness of management's assessment of whether certain tax positions are more likely than not of being sustained.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 25, 2024

We have served as the Company's auditor since 1974.

NIKE, INC.

CONSOLIDATED STATEMENTS OF INCOME

		YEAR ENDED MAY 31,				
(In millions, except per share data)		**2024**		**2023**		**2022**
Revenues	$	51,362	$	51,217	$	46,710
Cost of sales		28,475		28,925		25,231
Gross profit		22,887		22,292		21,479
Demand creation expense		4,285		4,060		3,850
Operating overhead expense		12,291		12,317		10,954
Total selling and administrative expense		16,576		16,377		14,804
Interest expense (income), net		(161)		(6)		205
Other (income) expense, net		(228)		(280)		(181)
Income before income taxes		6,700		6,201		6,651
Income tax expense		1,000		1,131		605
NET INCOME	$	**5,700**	$	**5,070**	$	**6,046**
Earnings per common share:						
Basic	$	3.76	$	3.27	$	3.83
Diluted	$	3.73	$	3.23	$	3.75
Weighted average common shares outstanding:						
Basic		1,517.6		1,551.6		1,578.8
Diluted		1,529.7		1,569.8		1,610.8

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in millions)	YEAR ENDED MAY 31,		
	2024	**2023**	**2022**
Net income	$ 5,700	$ 5,070	$ 6,046
Other comprehensive income (loss), net of tax:			
Change in net foreign currency translation adjustment	(3)	267	(522)
Change in net gains (losses) on cash flow hedges	(184)	(348)	1,214
Change in net gains (losses) on other	9	(6)	6
Total other comprehensive income (loss), net of tax	(178)	(87)	698
TOTAL COMPREHENSIVE INCOME	$ **5,522**	$ **4,983**	$ **6,744**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED BALANCE SHEETS

		MAY 31,		
(In millions)		2024		2023
ASSETS				
Current assets:				
Cash and equivalents	$	9,860	$	7,441
Short-term investments		1,722		3,234
Accounts receivable, net		4,427		4,131
Inventories		7,519		8,454
Prepaid expenses and other current assets		1,854		1,942
Total current assets		25,382		25,202
Property, plant and equipment, net		5,000		5,081
Operating lease right-of-use assets, net		2,718		2,923
Identifiable intangible assets, net		259		274
Goodwill		240		281
Deferred income taxes and other assets		4,511		3,770
TOTAL ASSETS	$	**38,110**	$	**37,531**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	$	1,000	$	—
Notes payable		6		6
Accounts payable		2,851		2,862
Current portion of operating lease liabilities		477		425
Accrued liabilities		5,725		5,723
Income taxes payable		534		240
Total current liabilities		10,593		9,256
Long-term debt		7,903		8,927
Operating lease liabilities		2,566		2,786
Deferred income taxes and other liabilities		2,618		2,558
Commitments and contingencies (Note 16)				
Redeemable preferred stock		—		—
Shareholders' equity:				
Common stock at stated value:				
Class A convertible — 298 and 305 shares outstanding		—		—
Class B — 1,205 and 1,227 shares outstanding		3		3
Capital in excess of stated value		13,409		12,412
Accumulated other comprehensive income (loss)		53		231
Retained earnings (deficit)		965		1,358
Total shareholders' equity		14,430		14,004
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**38,110**	$	**37,531**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	YEAR ENDED MAY 31,		
	2024	**2023**	**2022**
Cash provided (used) by operations:			
Net income	$ 5,700	$ 5,070	$ 6,046
Adjustments to reconcile net income to net cash provided (used) by operations:			
Depreciation	796	703	717
Deferred income taxes	(497)	(117)	(650)
Stock-based compensation	804	755	638
Amortization, impairment and other	48	156	123
Net foreign currency adjustments	(138)	(213)	(26)
Changes in certain working capital components and other assets and liabilities:			
(Increase) decrease in accounts receivable	(329)	489	(504)
(Increase) decrease in inventories	908	(133)	(1,676)
(Increase) decrease in prepaid expenses, operating lease right-of-use assets and other current and non-current assets	(260)	(644)	(845)
Increase (decrease) in accounts payable, accrued liabilities, operating lease liabilities and other current and non-current liabilities	397	(225)	1,365
Cash provided (used) by operations	7,429	5,841	5,188
Cash provided (used) by investing activities:			
Purchases of short-term investments	(4,767)	(6,059)	(12,913)
Maturities of short-term investments	2,269	3,356	8,199
Sales of short-term investments	4,219	4,184	3,967
Additions to property, plant and equipment	(812)	(969)	(758)
Other investing activities	(15)	52	(19)
Cash provided (used) by investing activities	894	564	(1,524)
Cash provided (used) by financing activities:			
Increase (decrease) in notes payable, net	—	(4)	15
Repayment of borrowings	—	(500)	—
Proceeds from exercise of stock options and other stock issuances	667	651	1,151
Repurchase of common stock	(4,250)	(5,480)	(4,014)
Dividends — common and preferred	(2,169)	(2,012)	(1,837)
Other financing activities	(136)	(102)	(151)
Cash provided (used) by financing activities	(5,888)	(7,447)	(4,836)
Effect of exchange rate changes on cash and equivalents	(16)	(91)	(143)
Net increase (decrease) in cash and equivalents	2,419	(1,133)	(1,315)
Cash and equivalents, beginning of year	7,441	8,574	9,889
CASH AND EQUIVALENTS, END OF YEAR	$ 9,860	$ 7,441	$ 8,574
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized interest	$ 381	$ 347	$ 290
Income taxes	1,299	1,517	1,231
Non-cash additions to property, plant and equipment	160	211	160
Dividends declared and not paid	558	524	480

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NIKE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions, except per share data)	COMMON STOCK CLASS A SHARES	CLASS A AMOUNT	CLASS B SHARES	CLASS B AMOUNT	CAPITAL IN EXCESS OF STATED VALUE	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance at May 31, 2021	**305**	**$ —**	**1,273**	**$ 3**	**$ 9,965**	**$ (380)**	**$ 3,179**	**$12,767**
Stock options exercised			17		924			924
Conversion to Class B Common Stock								—
Repurchase of Class B Common Stock			(27)		(186)		(3,808)	(3,994)
Dividends on common stock ($1.190 per share) and preferred stock ($0.10 per share)							(1,886)	(1,886)
Issuance of shares to employees, net of shares withheld for employee taxes			3		143		(55)	88
Stock-based compensation					638			638
Net income							6,046	6,046
Other comprehensive income (loss)						698		698
Balance at May 31, 2022	**305**	**$ —**	**1,266**	**$ 3**	**$ 11,484**	**$ 318**	**$ 3,476**	**$15,281**
Stock options exercised			8		421			421
Repurchase of Class B Common Stock			(51)		(378)		(5,131)	(5,509)
Dividends on common stock ($1.325 per share) and preferred stock ($0.10 per share)							(2,059)	(2,059)
Issuance of shares to employees, net of shares withheld for employee taxes			4		130		2	132
Stock-based compensation					755			755
Net income							5,070	5,070
Other comprehensive income (loss)						(87)		(87)
Balance at May 31, 2023	**305**	**$ —**	**1,227**	**$ 3**	**$ 12,412**	**$ 231**	**$ 1,358**	**$14,004**
Stock options exercised			7		432			432
Conversion to Class B Common Stock	(7)		7					—
Repurchase of Class B Common Stock			(41)		(347)		(3,907)	(4,254)
Dividends on common stock ($1.450 per share) and preferred stock ($0.10 per share)							(2,203)	(2,203)
Issuance of shares to employees, net of shares withheld for employee taxes			5		108		17	125
Stock-based compensation					804			804
Net income							5,700	5,700
Other comprehensive income (loss)						(178)		(178)
Balance at May 31, 2024	**298**	**$ —**	**1,205**	**$ 3**	**$ 13,409**	**$ 53**	**$ 965**	**$14,430**

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

NIKE, Inc. is a worldwide leader in the design, development and worldwide marketing and selling of athletic footwear, apparel, equipment, accessories and services. NIKE, Inc. portfolio brands include the NIKE Brand, Jordan Brand and Converse. The NIKE Brand is focused on performance athletic footwear, apparel, equipment, accessories and services across Men's, Women's and Kids', amplified with sport-inspired lifestyle products carrying the Swoosh trademark, as well as other NIKE Brand trademarks. The Jordan Brand is focused on athletic and casual footwear, apparel and accessories using the Jumpman trademark. Sales and operating results of Jordan Brand products are reported within the respective NIKE Brand geographic operating segments. Converse designs, distributes, licenses and sells casual sneakers, apparel and accessories under the Converse, Chuck Taylor, All Star, One Star, Star Chevron and Jack Purcell trademarks. In some markets outside the U.S., these trademarks are licensed to third parties who design, distribute, market and sell similar products. Operating results of the Converse brand are reported on a stand-alone basis.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of NIKE, Inc. and its subsidiaries (the "Company" or "NIKE"). All significant intercompany transactions and balances have been eliminated.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION

Revenue transactions associated with the sale of NIKE Brand footwear, apparel and equipment, as well as Converse products, comprise a single performance obligation, which consists of the sale of products to customers either through wholesale or direct to consumer channels. The Company satisfies the performance obligation and records revenues when transfer of control to the customer has occurred, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product.

Control is transferred to wholesale customers upon shipment or upon receipt depending on the country of the sale and the agreement with the customer. Control transfers to retail store customers at the time of sale and to substantially all digital commerce customers upon shipment. The transaction price is determined based upon the invoiced sales price, less anticipated sales returns, discounts and miscellaneous claims from customers. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 90 days or less of shipment to or receipt by the wholesale customer. Payment is due at the time of sale for retail store and digital commerce transactions.

Consideration for trademark licensing contracts is earned through sales-based or usage-based royalty arrangements, and the associated revenues are recognized over the license period.

Taxes assessed by governmental authorities that are both imposed on and concurrent with a specific revenue-producing transaction, and are collected by the Company from a customer, are excluded from Revenues and Cost of sales in the Consolidated Statements of Income. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in Cost of sales when the related revenues are recognized.

SALES-RELATED RESERVES

Consideration promised in the Company's contracts with customers is variable due to anticipated reductions, such as sales returns, discounts and miscellaneous claims from customers. The Company estimates the most likely amount it will be entitled to receive and records an anticipated reduction against Revenues, with an offsetting increase to Accrued liabilities at the time revenues are recognized. The estimated cost of inventory for product returns is recorded in Prepaid expenses and other current assets on the Consolidated Balance Sheets.

The provision for anticipated sales returns consists of both contractual return rights and discretionary authorized returns. Provisions for post-invoice sales discounts consist of both contractual programs and discretionary discounts that are expected to be granted at a later date.

Estimates of discretionary authorized returns, discounts and claims are based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected but not yet finalized with customers. Actual returns, discounts and claims in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns, discounts or claims are significantly greater or lower than the reserves established, a reduction or increase to net Revenues is recorded in the period in which such determination is made.

COST OF SALES

Cost of sales consists primarily of inventory costs, as well as warehousing costs (including the cost of warehouse labor), third-party royalties, certain foreign currency hedge gains and losses and product design costs. Shipping and handling costs are expensed as incurred and included in Cost of sales.

DEMAND CREATION EXPENSE

Demand creation expense consists of advertising and promotion costs, including costs of endorsement contracts, complimentary products, television, digital and print advertising as well as media costs, brand events and retail brand presentation. Advertising production costs are expensed the first time an advertisement is run. Advertising media costs are expensed when the advertisement appears. Costs related to brand events are expensed when the event occurs. Costs related to retail brand presentation are expensed when the presentation is complete and delivered.

A significant amount of the Company's promotional expenses result from payments under endorsement contracts. In general, endorsement payments are expensed on a straight-line basis over the term of the contract. However, certain contracts contain elements that may be accounted for differently based upon the facts and circumstances of each individual contract. Prepayments made under contracts are included in Prepaid expenses and other current assets or Deferred income taxes and other assets depending on the period to which the prepayment applies.

Certain contracts provide for contingent payments to endorsers based upon specific achievements in their sport (e.g., winning a championship). The Company records Demand creation expense for these amounts when the endorser achieves the specific goal.

Certain contracts provide for variable payments based upon endorsers maintaining a level of performance in their sport over an extended period of time (e.g., maintaining a specified ranking in a sport for a year). When the Company determines payments are probable, the amounts are reported in Demand creation expense ratably over the contract period based on the Company's best estimate of the endorser's performance. In these instances, to the extent actual payments to the endorser differ from the Company's estimate due to changes in the endorser's performance, adjustments to Demand creation expense may be recorded in a future period.

Certain contracts provide for royalty payments to endorsers based upon a predetermined percent of sales of particular products, which the Company records in Cost of sales as the related sales occur. For contracts containing minimum guaranteed royalty payments, the Company records the amount of any guaranteed payment in excess of that earned through sales of product within Demand creation expense.

Through cooperative advertising programs, the Company reimburses its wholesale customers for certain costs of advertising the Company's products. To the extent the Company receives a distinct good or service in exchange for consideration paid to the customer that does not exceed the fair value of that good or service, the amounts reimbursed are recorded in Demand creation expense.

Total Demand creation expense was $4,285 million, $4,060 million and $3,850 million for the years ended May 31, 2024, 2023 and 2022, respectively. Prepaid advertising and promotion expenses totaled $814 million and $755 million at May 31, 2024 and 2023, respectively, of which $420 million and $372 million, respectively, were recorded in Prepaid expenses and other current assets, and $394 million and $383 million, respectively, were recorded in Deferred income taxes and other assets, depending on the period to which the prepayment applied.

OPERATING OVERHEAD EXPENSE

Operating overhead expense consists primarily of wage and benefit-related expenses, research and development costs, bad debt expense as well as other administrative expenses such as rent, depreciation and amortization, professional services, certain technology investments, meetings and travel.

CASH AND EQUIVALENTS

Cash and equivalents represent cash and short-term, highly liquid investments, that are both readily convertible to known amounts of cash and so near their maturity they present insignificant risk of changes in value because of changes in interest rates, with maturities three months or less at the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments consist of highly liquid investments with maturities over three months at the date of purchase. At May 31, 2024 and 2023, Short-term investments consisted of available-for-sale debt securities, which are recorded at fair value with unrealized gains and losses reported, net of tax, in Accumulated other comprehensive income (loss), unless unrealized losses are determined to be unrecoverable. Realized gains and losses on the sale of securities are determined by specific identification. The Company considers all available-for-sale debt securities, including those with maturity dates beyond 12 months, as available to support current operational liquidity needs and, therefore, classifies all securities with maturity dates beyond three months at the date of purchase as current assets within Short-term investments on the Consolidated Balance Sheets.

Refer to Note 4 — Fair Value Measurements for more information on the Company's Short-term investments.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Accounts receivable, net consist primarily of amounts due from customers. The Company makes ongoing estimates relating to the collectability of its accounts receivable and maintains an allowance for expected losses resulting from the inability of its customers to make required payments. In addition to judgments about the creditworthiness of significant customers based on ongoing credit evaluations, the Company considers historical levels of credit losses, as well as macroeconomic and industry trends to determine the amount of the allowance. The allowance for uncollectible accounts receivable was $35 million as of May 31, 2024 and 2023.

INVENTORY VALUATION

Inventories, substantially all of which are finished goods, are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. In some instances, the Company ships products directly from its suppliers to the customer, with the related inventory and cost of sales recognized on a specific identification basis. Inventory costs primarily consist of product cost from the Company's suppliers, as well as inbound freight, import duties, taxes, insurance, logistics and other handling fees.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are recorded at cost. Depreciation is determined on a straight-line basis for land improvements, buildings and leasehold improvements over 2 to 40 years and for machinery and equipment over 2 to 15 years.

Depreciation and amortization of assets used in manufacturing, warehousing and product distribution are recorded in Cost of sales. Depreciation and amortization of all other assets are recorded in Operating overhead expense.

SOFTWARE DEVELOPMENT COSTS

Expenditures for major software purchases and software developed for internal use are capitalized and amortized over 2 to 12 years on a straight-line basis. The Company's policy provides for the capitalization of external direct costs associated with developing or obtaining internal use computer software. The Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Development costs of computer software to be sold, leased or otherwise marketed as an integral part of a product are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company's products are released soon after technological feasibility has been established; therefore, software development costs incurred subsequent to achievement of technological feasibility are usually not significant, and generally, most software development costs have been expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset group's carrying amount and its estimated fair value.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

The Company performs annual impairment tests on goodwill and intangible assets with indefinite lives in the fourth quarter of each fiscal year or when events occur or circumstances change that would, more likely than not, reduce the fair value of a reporting unit or an intangible asset with an indefinite life below its carrying value.

For purposes of testing goodwill for impairment, the Company allocates goodwill across its reporting units, which are considered the Company's operating segments. For both goodwill and indefinite-lived intangible assets, which primarily consist of acquired trade names and trademarks, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or an intangible asset with an indefinite life is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, an impairment test is unnecessary.

If an impairment test is necessary, the Company will estimate the fair value of the related reporting unit or indefinite-lived intangible asset. If the carrying value of a reporting unit or indefinite-lived intangible asset exceeds its fair value, the goodwill of that reporting unit or indefinite-lived intangible asset is determined to be impaired and the Company will record an impairment charge equal to the excess of the carrying value over the related fair value.

There were immaterial impairment losses as of May 31, 2024, and no accumulated impairment losses as of May 31, 2023. Additionally, the impact to Goodwill as a result of acquisitions and divestitures during fiscal 2024 and 2023, was immaterial.

OPERATING LEASES

The Company primarily leases retail store space, certain distribution and warehouse facilities, office space, equipment and other non-real estate assets. The Company determines if an arrangement is a lease at inception and begins recording lease activity at the commencement date, which is generally the date in which the Company takes possession of or controls the physical use of the asset. Lease components are not separated from non-lease components for real estate leases within the Company's lease portfolio. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized on a straight-line basis. The Company's incremental borrowing rate is used to determine the present value of future lease payments unless the implicit rate is readily determinable.

Lease agreements may contain rent escalation clauses, renewal or termination options, rent holidays or certain landlord incentives, including tenant improvement allowances. ROU assets include amounts for scheduled rent increases and are reduced by the amount of lease incentives. The lease term includes the non-cancelable period of the lease and options to extend or terminate the lease when it is reasonably certain the Company will exercise those options. The Company does not record leases with an initial term of 12 months or less on the Consolidated Balance Sheets and recognizes related lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term. Certain lease agreements include variable lease payments, which are based on a percent of retail sales over specified levels or adjust periodically for inflation as a result of changes in a published index, primarily the Consumer Price Index, and are expensed as incurred.

FAIR VALUE MEASUREMENTS

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including derivatives, equity securities and available-for-sale debt securities. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

Pricing vendors are utilized for a majority of Level 1 and Level 2 investments. These vendors either provide a quoted market price in an active market or use observable inputs without applying significant adjustments in their pricing. Observable inputs include broker quotes, interest rates and yield curves observable at commonly quoted intervals, volatilities and credit risks. The fair value of derivative contracts is determined using observable market inputs such as the daily market foreign currency rates, forward pricing curves, currency volatilities, currency correlations and interest rates and considers nonperformance risk of the Company and its counterparties.

The Company's fair value measurement process includes comparing fair values to another independent pricing vendor to ensure appropriate fair values are recorded.

Refer to Note 4 — Fair Value Measurements for additional information.

FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS

Adjustments resulting from translating foreign functional currency financial statements into U.S. Dollars are included in the foreign currency translation adjustment, a component of Accumulated other comprehensive income (loss).

The Company's global subsidiaries have various monetary assets and liabilities, primarily receivables and payables, which are denominated in currencies other than their functional currency. These balance sheet items are subject to remeasurement, the impact of which is recorded in Other (income) expense, net, within the Consolidated Statements of Income.

ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

The Company uses derivative financial instruments to reduce its exposure to changes in foreign currency exchange rates and interest rates. All derivatives are recorded at fair value on the Consolidated Balance Sheets and changes in the fair value of derivative financial instruments are either recognized in Accumulated other comprehensive income (loss), Long-term debt or Net income depending on the nature of the underlying exposure, whether the derivative is formally designated as a hedge and, if designated, the extent to which the hedge is effective. The Company classifies the cash flows at settlement from derivatives in the same category as the cash flows from the related hedged items. For undesignated hedges and designated cash flow hedges, this is primarily within the Cash provided by operations component of the Consolidated Statements of Cash Flows. For designated net investment hedges, this is within the Cash provided by investing activities component of the Consolidated Statements of Cash Flows. For the Company's fair value hedges, which are interest rate swaps used to mitigate the change in fair value of its fixed-rate debt attributable to changes in interest rates, the related cash flows from periodic interest payments are reflected within the Cash provided by operations component of the Consolidated Statements of Cash Flows.

Refer to Note 12 — Risk Management and Derivatives for additional information on the Company's risk management program and derivatives.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by estimating the fair value, net of estimated forfeitures, of equity awards and recognizing the related expense as Cost of sales or Operating overhead expense, as applicable, in the Consolidated Statements of Income on a straight-line basis over the vesting period. Substantially all awards vest ratably over four years of continued employment, with stock options expiring 10 years from the date of grant. Performance-based restricted stock units vest based on the Company's achievement of certain performance criteria throughout the three-year performance period and continued employment through the vesting date. The fair value of options, stock appreciation rights and employees' purchase rights under the employee stock purchase plans ("ESPPs") is determined using the Black-Scholes option pricing model. The fair value of restricted stock and time-vesting restricted stock units is established by the market price on the date of grant. The fair value of performance-based restricted stock units is estimated as of the grant date using a Monte Carlo simulation.

Refer to Note 9 — Common Stock and Stock-Based Compensation for additional information on the Company's stock-based compensation programs.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets to the amount management believes is more likely than not to be realized. Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. At least quarterly, the Company assesses taxable income in prior carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income and available tax planning strategies. The Company uses forecasts of taxable income and considers foreign tax credit utilization in making this assessment of realization, which are inherently uncertain and can result in variation between estimated and actual results. To the extent the Company believes that recovery is not likely, a valuation allowance is established against the net deferred tax asset, which increases the Company's income tax expense in the period when such determination is made.

The Company recognizes a tax benefit from uncertain tax positions in the consolidated financial statements only when it is more likely than not the position will be sustained upon examination by relevant tax authorities. The Company recognizes interest and penalties related to income tax matters in Income tax expense.

Refer to Note 7 — Income Taxes for further discussion.

EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing Net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options and awards.

Refer to Note 10 — Earnings Per Share for further discussion.

RECENTLY ISSUED ACCOUNTING STANDARDS AND DISCLOSURE RULES

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The amendments will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within segment profit and loss. The amendments are effective for the Company's annual periods beginning June 1, 2024, and interim periods beginning June 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning June 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In March 2024, the U.S. Securities and Exchange Commission ("SEC") adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule will require registrants to disclose certain climate-related information in registration statements and annual reports. In April 2024, the SEC voluntarily stayed the final rule as a result of pending legal challenges. The disclosure requirements will apply to the Company's fiscal year beginning June 1, 2025, pending resolution of the stay. The Company is currently evaluating the final rule to determine its impact on the Company's disclosures.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In September 2022, the FASB issued ASU 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The new guidance requires qualitative and quantitative disclosure sufficient to enable users of the financial statements to understand the nature, activity during the period, changes from period to period and potential magnitude of such programs. The Company adopted the required guidance in the first quarter of fiscal 2024.

Certain financial institutions offer voluntary supplier finance programs facilitated through a third-party platform that provide participating suppliers the option to finance valid payment obligations from the Company. The Company is not a party to agreements negotiated between participating suppliers and third-party financial institutions. The Company's obligations to its suppliers, including amounts due and payment terms, are not affected by a supplier's decision to participate in these programs and the Company does not provide guarantees to third parties in connection with these programs. As of May 31, 2024 and May 31, 2023, the Company had $840 million and $834 million, respectively, of outstanding supplier obligations confirmed as valid under these programs. These amounts are included within Accounts payable on the Consolidated Balance Sheets.

NOTE 2 — PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net included the following:

(Dollars in millions)	MAY 31, 2024		MAY 31, 2023	
Land and improvements	$	329	$	326
Buildings		3,439		3,293
Machinery and equipment		3,123		3,083
Internal-use software		1,807		1,612
Leasehold improvements		2,023		1,876
Construction in process		193		525
Total property, plant and equipment, gross		10,914		10,715
Less accumulated depreciation		5,914		5,634
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	**$**	**5,000**	**$**	**5,081**

Capitalized interest was not material for the fiscal years ended May 31, 2024, 2023 and 2022.

NOTE 3 — ACCRUED LIABILITIES

Accrued liabilities included the following:

(Dollars in millions)	MAY 31, 2024		MAY 31, 2023	
Compensation and benefits, excluding taxes	$	1,291	$	1,737
Sales-related reserves		1,282		994
Endorsement compensation		578		552
Dividends payable		563		529
Other		2,011		1,911
Total Accrued Liabilities	**$**	**5,725**	**$**	**5,723**

NOTE 4 — FAIR VALUE MEASUREMENTS

The following tables present information about the Company's financial assets measured at fair value on a recurring basis as of May 31, 2024 and 2023, and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement.

	MAY 31, 2024		
(Dollars in millions)	ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,222	$ 1,222	$ —
Level 1:			
U.S. Treasury securities	1,175	155	1,020
Level 2:			
Commercial paper and bonds	591	17	574
Money market funds	8,119	8,119	—
Time deposits	440	347	93
U.S. Agency securities	35	—	35
Total Level 2	9,185	8,483	702
TOTAL	**$ 11,582**	**$ 9,860**	**$ 1,722**

	MAY 31, 2023		
(Dollars in millions)	ASSETS AT FAIR VALUE	CASH AND EQUIVALENTS	SHORT-TERM INVESTMENTS
Cash	$ 1,767	$ 1,767	$ —
Level 1:			
U.S. Treasury securities	2,655	—	2,655
Level 2:			
Commercial paper and bonds	543	15	528
Money market funds	5,157	5,157	—
Time deposits	507	502	5
U.S. Agency securities	46	—	46
Total Level 2	6,253	5,674	579
TOTAL	**$ 10,675**	**$ 7,441**	**$ 3,234**

As of May 31, 2024, the Company held $1,002 million of available-for-sale debt securities with maturity dates within one year and $720 million with maturity dates over one year and less than five years in Short-term investments on the Consolidated Balance Sheets. The fair value of the Company's available-for-sale debt securities approximates their amortized cost.

Included in Interest expense (income), net was interest income related to the Company's investment portfolio of $430 million, $297 million and $94 million for the years ended May 31, 2024, 2023 and 2022, respectively.

The Company records the assets and liabilities of its derivative financial instruments on a gross basis on the Consolidated Balance Sheets. The Company's derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. Any amounts of cash collateral received related to these instruments associated with the Company's credit-related contingent features are recorded in Cash and equivalents and Accrued liabilities, the latter of which would further offset against the Company's derivative asset balance. Any amounts of cash collateral posted related to these instruments associated with the Company's credit-related contingent features are recorded in Prepaid expenses and other current assets, which would further offset against the Company's derivative liability balance. Cash collateral received or posted related to the Company's credit-related contingent features is presented in the Cash provided by operations component of the Consolidated Statements of Cash Flows. The Company does not recognize amounts of non-cash collateral received, such as securities, on the Consolidated Balance Sheets. For additional information related to credit risk, refer to Note 12 — Risk Management and Derivatives.

The following tables present information about the Company's derivative assets and liabilities measured at fair value on a recurring basis and indicate the level in the fair value hierarchy in which the Company classifies the fair value measurement:

| | MAY 31, 2024 | | | | | |
| | DERIVATIVE ASSETS | | | DERIVATIVE LIABILITIES | | |
(Dollars in millions)	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 343	$ 299	$ 44	$ 120	$ 115	$ 5
Interest rate swaps[1]	—	—	—	31	—	31
TOTAL	**$ 343**	**$ 299**	**$ 44**	**$ 151**	**$ 115**	**$ 36**

(1) If the foreign exchange and interest rate swap derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $142 million as of May 31, 2024. As of that date, the Company received $112 million of cash collateral from various counterparties on the derivative asset balance and posted $10 million cash collateral on the derivative liability balance.

| | MAY 31, 2023 | | | | | |
| | DERIVATIVE ASSETS | | | DERIVATIVE LIABILITIES | | |
(Dollars in millions)	ASSETS AT FAIR VALUE	OTHER CURRENT ASSETS	OTHER LONG-TERM ASSETS	LIABILITIES AT FAIR VALUE	ACCRUED LIABILITIES	OTHER LONG-TERM LIABILITIES
Level 2:						
Foreign exchange forwards and options[1]	$ 557	$ 493	$ 64	$ 180	$ 128	$ 52

(1) If the foreign exchange derivative instruments had been netted on the Consolidated Balance Sheets, the asset and liability positions each would have been reduced by $178 million as of May 31, 2023. As of that date, the Company had received $36 million of cash collateral from various counterparties related to foreign exchange derivative instruments. No amount of collateral was posted on the Company's derivative liability balance as of May 31, 2023.

For additional information related to the Company's derivative financial instruments, refer to Note 12 — Risk Management and Derivatives. For fair value information regarding Notes payable and Long-term debt, refer to Note 5 — Short-Term Borrowings and Credit Lines and Note 6 — Long-Term Debt, respectively.

The carrying amounts of other current financial assets and other current financial liabilities approximate fair value.

NOTE 5 — SHORT-TERM BORROWINGS AND CREDIT LINES

The carrying amounts reflected on the Consolidated Balance Sheets for Notes payable approximate fair value.

On March 11, 2022, the Company entered into a five-year committed credit facility agreement with a syndicate of banks which provides for up to $2 billion of borrowings, with the option to increase borrowings up to $3 billion in total with lender approval. The facility matures on March 11, 2027, with options to extend the maturity date up to an additional two years. Based on the Company's current long-term senior unsecured debt ratings of AA- and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term Secured Overnight Financing Rate ("Term SOFR") for the applicable interest period plus 0.60%. The facility fee is 0.04% of the total undrawn commitment.

On March 8, 2024, the Company entered into a 364-day committed credit facility agreement with a syndicate of banks, which provides for up to $1 billion of borrowings, with an option to increase borrowings up to $1.5 billion in total with lender approval. The facility matures on March 7, 2025, with an option to extend the maturity date an additional 364 days. This facility replaces the prior $1 billion 364-day credit facility agreement entered into on March 10, 2023, which matured on March 8, 2024. Based on the Company's current long-term senior unsecured debt ratings of AA- and A1 from Standard and Poor's Corporation and Moody's Investor Services, respectively, the interest rate charged on any outstanding borrowings would be the prevailing Term SOFR for the applicable interest period plus 0.60%. The facility fee is 0.02% of the total undrawn commitment.

As of and for the periods ended May 31, 2024 and 2023, no amounts were outstanding under any of the Company's committed credit facilities.

NOTE 6 — LONG-TERM DEBT

Long-term debt, net of unamortized premiums, discounts, and debt issuance costs, and swap fair value adjustments comprises the following:

Scheduled Maturity (Dollars in millions)	ORIGINAL PRINCIPAL	INTEREST RATE	INTEREST PAYMENTS	BOOK VALUE OUTSTANDING AS OF MAY 31,	
				2024	2023
Corporate Term Debt:[1][2]					
March 27, 2025	1,000	2.40 %	Semi-Annually	$ 999	$ 998
November 1, 2026	1,000	2.38 %	Semi-Annually	998	997
March 27, 2027	1,000	2.75 %	Semi-Annually	998	997
March 27, 2030	1,500	2.85 %	Semi-Annually	1,494	1,492
March 27, 2040[3]	1,000	3.25 %	Semi-Annually	966	987
May 1, 2043[3]	500	3.63 %	Semi-Annually	488	496
November 1, 2045[3]	1,000	3.88 %	Semi-Annually	986	986
November 1, 2046	500	3.38 %	Semi-Annually	492	492
March 27, 2050	1,500	3.38 %	Semi-Annually	1,482	1,482
Total				8,903	8,927
Less Current Portion of Long-Term Debt				1,000	—
TOTAL LONG-TERM DEBT				$ 7,903	$ 8,927

(1) These senior unsecured obligations rank equally with the Company's other unsecured and unsubordinated indebtedness.

(2) The bonds are redeemable at the Company's option at a price equal to the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments, plus in each case, accrued and unpaid interest. However, the bonds also feature a par call provision, which allows for the bonds to be redeemed at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on or after the Par Call Date, which can range from one to six months prior to the scheduled maturity, as defined in the respective notes.

(3) The Company entered into interest rate swap agreements pursuant to which the Company receives fixed interest payments at the same rate as the term debt and pays variable interest payments based on SOFR plus a fixed spread. At May 31, 2024, the notional amount outstanding of these swaps was $1.8 billion and had interest rates payable that ranged from 4.6% to 5.1%. These swaps mature during fiscal 2034.

The scheduled maturity of Long-term debt in each of the years ending May 31, 2025 through 2029, are $1,000 million, $0 million, $2,000 million, $0 million and $0 million, respectively, at face value.

The Company's Long-term debt is recorded at adjusted cost, net of unamortized premiums, discounts, and debt issuance costs, and swap fair value adjustments. The fair value of long-term debt is estimated based upon quoted prices for similar instruments or quoted prices for identical instruments in inactive markets (Level 2). The fair value of the Company's Long-term debt, including the current portion, was approximately $7,631 million and $7,889 million as of May 31, 2024 and 2023, respectively.

NOTE 7 — INCOME TAXES

Income before income taxes is as follows:

		YEAR ENDED MAY 31,	
(Dollars in millions)	2024	2023	2022
Income before income taxes:			
United States	$ 5,588	$ 4,663	$ 6,020
Foreign	1,112	1,538	631
TOTAL INCOME BEFORE INCOME TAXES	$ 6,700	$ 6,201	$ 6,651

The provision for income taxes is as follows:

		YEAR ENDED MAY 31,	
(Dollars in millions)	2024	2023	2022
Current:			
United States			
Federal	$ 782	$ 430	$ 231
State	201	184	98
Foreign	514	634	926
Total Current	1,497	1,248	1,255
Deferred:			
United States			
Federal	(422)	(162)	(522)
State	(61)	(25)	(16)
Foreign	(14)	70	(112)
Total Deferred	(497)	(117)	(650)
TOTAL INCOME TAX EXPENSE	$ 1,000	$ 1,131	$ 605

A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

		YEAR ENDED MAY 31,	
	2024	2023	2022
Federal income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	1.4%	1.5%	1.4%
Foreign earnings	-2.5%	1.7%	-1.8%
Subpart F deferred tax benefit	0.0%	0.0%	-4.7%
Foreign-derived intangible income benefit	-4.8%	-6.1%	-4.1%
Excess tax benefits from stock-based compensation	-0.5%	-1.1%	-4.9%
Income tax audits and contingency reserves	1.8%	1.0%	1.5%
U.S. research and development tax credit	-2.1%	-1.2%	-1.0%
Other, net	0.6%	1.4%	1.7%
EFFECTIVE INCOME TAX RATE	14.9%	18.2%	9.1%

The effective tax rate for the fiscal year ended May 31, 2024 was lower than the effective tax rate for the fiscal year ended May 31, 2023. The decrease in the Company's effective tax rate was primarily due to changes in the Company's earning mix and one-time benefits including the impact of temporary relief provided by the Internal Revenue Service ("IRS") relating to U.S. foreign tax credit regulations. On July 21, 2023, the IRS issued Notice 2023-55 which specifically delayed the application of certain U.S. foreign tax credit regulations that had previously limited the Company's ability to claim credits on certain foreign taxes for the fiscal year ended May 31, 2023. As a result of this new guidance, the Company recognized a one-time tax benefit related to prior year tax positions in the first three months of fiscal 2024.

The effective tax rate for the fiscal year ended May 31, 2023 was higher than the effective tax rate for the fiscal year ended May 31, 2022. The increase was primarily due to decreased benefits from stock-based compensation and the recognition of a non-cash, one-time benefit related to the onshoring of the Company's non-U.S. intangible property in fiscal 2022. During the fourth quarter of fiscal 2022, the Company onshored certain non-U.S. intangible property ownership rights and implemented changes in the Company's legal entity structure. The tax restructuring increases the possibility that foreign earnings in future periods will be subject to tax in the U.S. due to Subpart F of the Internal Revenue Code. The Company recognized a deferred tax asset and corresponding non-cash deferred income tax benefit of 4.7%, to establish the deferred tax deduction that is expected to reduce taxable income in future periods.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that included, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income," which was effective for the Company beginning June 1, 2023. Based on the Company's current analysis of the provisions, these tax law changes did not have a material impact on the Company's Consolidated Financial Statements for fiscal 2024.

Deferred income tax assets and liabilities comprise the following as of:

	MAY 31,	
(Dollars in millions)	2024	2023
Deferred tax assets:		
Inventories	$ 69	$ 79
Sales return reserves	125	89
Deferred compensation	347	321
Stock-based compensation	290	261
Reserves and accrued liabilities	113	144
Operating lease liabilities	474	511
Intangibles	236	255
Capitalized research and development expenditures	878	548
Net operating loss carry-forwards	21	15
Subpart F deferred tax	409	374
Other	214	183
Total deferred tax assets	3,176	2,780
Valuation allowance	(29)	(22)
Total deferred tax assets after valuation allowance	3,147	2,758
Deferred tax liabilities:		
Foreign withholding tax on undistributed earnings of foreign subsidiaries	(131)	(186)
Property, plant and equipment	(290)	(276)
Right-of-use assets	(397)	(441)
Other	(9)	(56)
Total deferred tax liabilities	(827)	(959)
NET DEFERRED TAX ASSET [1]	$ 2,320	$ 1,799

(1)   Of the total $2,320 million net deferred tax asset for the period ended May 31, 2024, $2,465 million was included within Deferred income taxes and other assets and $(145) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets. Of the total $1,799 million net deferred tax asset for the period ended May 31, 2023, $2,026 million was included within Deferred income taxes and other assets and $(227) million was included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

Deferred tax assets as of May 31, 2024 and 2023, were reduced by a valuation allowance. For the fiscal years ended May 31, 2024 and 2023, a valuation allowance was provided for U.S. capital loss carryforwards and on tax benefits generated by certain entities with operating losses.

The following is a reconciliation of the changes in the gross balance of unrecognized tax benefits as of:

	MAY 31,		
(Dollars in millions)	2024	2023	2022
Unrecognized tax benefits, beginning of the period	$ 936	$ 848	$ 896
Gross increases related to prior period tax positions	35	95	71
Gross decreases related to prior period tax positions	(13)	(17)	(145)
Gross increases related to current period tax positions	77	50	62
Settlements	(22)	(18)	(17)
Lapse of statute of limitations	(24)	(7)	(10)
Changes due to currency translation	1	(15)	(9)
UNRECOGNIZED TAX BENEFITS, END OF THE PERIOD	$ 990	$ 936	$ 848

As of May 31, 2024, total gross unrecognized tax benefits, excluding related interest and penalties, were $990 million, of which $699 million would affect the Company's effective tax rate if recognized in future periods. The majority of the total gross unrecognized tax benefits are long-term in nature and included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

The Company recognizes interest and penalties related to income tax matters in Income tax expense. As of May 31, 2024 and 2023, accrued interest and penalties related to uncertain tax positions were $332 million and $268 million, respectively (excluding federal benefit) and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

As of May 31, 2024 and 2023, long-term income taxes payable unrelated to unrecognized tax benefits were $266 million and $373 million, respectively, and were included within Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

The Company is subject to taxation in the U.S., as well as various state and foreign jurisdictions. The Company is currently under audit by the U.S. IRS for fiscal years 2017 through 2019. The Company has closed all U.S. federal income tax matters through fiscal 2016, with the exception of certain transfer pricing adjustments. Tax years after 2011 remain open in certain major foreign jurisdictions. Although the timing of resolution of audits is not certain, the Company evaluates all domestic and foreign audit issues in the aggregate, along with the expiration of applicable statutes of limitations, and estimates that it is reasonably possible the total gross unrecognized tax benefits could decrease by up to $35 million within the next 12 months.

In January 2019, the European Commission opened a formal investigation to examine whether the Netherlands has breached State Aid rules when granting certain tax rulings to the Company. The Company believes the investigation is without merit. If this matter is adversely resolved, the Netherlands may be required to assess additional amounts with respect to prior periods, and the Company's income taxes related to prior periods in the Netherlands could increase.

A portion of the Company's foreign operations benefit from a tax holiday, which is set to expire in 2031. This tax holiday may be extended when certain conditions are met or may be terminated early if certain conditions are not met. The tax benefit attributable to this tax holiday, before taking into consideration other U.S. indirect tax provisions, was $338 million, $263 million and $221 million for the fiscal years ended May 31, 2024, 2023 and 2022, respectively. The benefit of the tax holiday on diluted earnings per common share, before taking into consideration other U.S. indirect tax provisions, was $0.22, $0.17 and $0.14 for the fiscal years ended May 31, 2024, 2023 and 2022, respectively.

NOTE 8 — REDEEMABLE PREFERRED STOCK

Sojitz America is the sole owner of the Company's authorized redeemable preferred stock, $1 par value, which is redeemable at the option of Sojitz America or the Company at par value aggregating $0.3 million. A cumulative dividend of $0.10 per share is payable annually on May 31, and no dividends may be declared or paid on the common stock of the Company unless dividends on the redeemable preferred stock have been declared and paid in full. There have been no changes in the redeemable preferred stock in the fiscal years ended May 31, 2024, 2023 and 2022. As the holder of the redeemable preferred stock, Sojitz America does not have general voting rights but does have the right to vote as a separate class on the sale of all or substantially all of the assets of the Company and its subsidiaries; on merger, consolidation, liquidation or dissolution of the Company; or on the sale or assignment of the NIKE trademark for athletic footwear sold in the United States. The redeemable preferred stock has been fully issued to Sojitz America and is not blank check preferred stock. The Company's articles of incorporation do not permit the issuance of additional preferred stock.

NOTE 9 — COMMON STOCK AND STOCK-BASED COMPENSATION

COMMON STOCK

The authorized number of shares of Class A Common Stock, no par value, and Class B Common Stock, no par value, are 400 million and 2,400 million, respectively. Each share of Class A Common Stock is convertible into one share of Class B Common Stock. Voting rights of Class B Common Stock are limited in certain circumstances with respect to the election of directors. There are no differences in the dividend and liquidation preferences or participation rights of the holders of Class A and Class B Common Stock. From time to time, the Company's Board of Directors authorizes share repurchase programs for the repurchase of Class B Common Stock. The value of repurchased shares is deducted from Total shareholders' equity through allocation to Capital in excess of stated value and Retained earnings.

STOCK-BASED COMPENSATION

The NIKE, Inc. Stock Incentive Plan (the "Stock Incentive Plan") provides for the issuance of up to 798 million previously unissued shares of Class B Common Stock in connection with equity awards granted under the Stock Incentive Plan. The Stock Incentive Plan authorizes the grant of non-statutory stock options, incentive stock options, stock appreciation rights, and stock awards, including restricted stock and restricted stock units. Restricted stock units include both time-vesting restricted stock units ("RSUs") as well as performance-based restricted stock units ("PSUs"). A committee of the Board of Directors administers the Stock Incentive Plan and has the authority to determine the employees to whom awards will be made, the amount of the awards and the other terms and conditions of the awards. The Company generally grants stock options, restricted stock and restricted stock units on an annual basis. The exercise price for stock options and stock appreciation rights may not be less than the fair market value of the underlying shares on the date of grant. Substantially all awards under the Stock Incentive Plan vest ratably over 4 years of continued employment, with stock options expiring 10 years from the date of grant.

The following table summarizes the Company's total stock-based compensation expense recognized in Cost of sales or Operating overhead expense, as applicable:

	YEAR ENDED MAY 31,		
(Dollars in millions)	2024	2023	2022
Stock options[1]	$ 336	$ 311	$ 297
ESPPs	69	72	60
Restricted stock and restricted stock units[1][2]	399	372	281
TOTAL STOCK-BASED COMPENSATION EXPENSE	**$ 804**	**$ 755**	**$ 638**

(1) Expense for stock options includes the expense associated with stock appreciation rights.

(2) For the fiscal years ended May 31, 2024, 2023 and 2022, expense for restricted stock units includes an immaterial amount of expense for PSUs.

The income tax benefit related to stock-based compensation expense was $35 million, $71 million and $327 million for the fiscal years ended May 31, 2024, 2023 and 2022, respectively, and reported within Income tax expense.

STOCK OPTIONS

The weighted average fair value per share of stock options granted during the fiscal years ended May 31, 2024, 2023 and 2022, computed as of the grant date using the Black-Scholes pricing model, was $32.78, $31.31 and $37.53, respectively. The weighted average assumptions used to estimate these fair values were as follows:

	YEAR ENDED MAY 31,		
	2024	2023	2022
Dividend yield	1.2 %	0.9 %	0.8 %
Expected volatility	29.3 %	27.1 %	24.9 %
Weighted average expected life (in years)	5.8	5.8	5.8
Risk-free interest rate	4.3 %	3.3 %	0.9 %

Expected volatilities are based on an analysis of the historical volatility of the Company's common stock, the implied volatility in market traded options on the Company's common stock with a term greater than one year, as well as other factors. The weighted average expected life of options is based on an analysis of historical and expected future exercise patterns. The interest rate is based on the U.S. Treasury (constant maturity) risk-free rate in effect at the date of grant for periods corresponding with the expected term of the options.

The following summarizes the stock option transactions under the plan discussed above:

	SHARES[1]	WEIGHTED AVERAGE OPTION PRICE
	(In millions)	
Options outstanding as of May 31, 2023	71.0 $	94.40
Exercised	(7.0)	62.46
Forfeited	(2.5)	117.20
Granted	12.2	103.08
Options outstanding as of May 31, 2024	73.7 $	98.10

(1)   *Includes stock appreciation rights transactions.*

Options exercisable as of May 31, 2024 were 48.9 million and had a weighted average option price of $89.88 per share. The aggregate intrinsic value for options outstanding and exercisable as of May 31, 2024 was $732 million and $732 million, respectively. The total intrinsic value of the options exercised during the years ended May 31, 2024, 2023 and 2022 was $305 million, $438 million and $1,742 million, respectively. The intrinsic value is the amount by which the market value of the underlying stock exceeds the exercise price of the options. The weighted average contractual life remaining for options outstanding and options exercisable as of May 31, 2024 was 5.5 years and 4.1 years, respectively. As of May 31, 2024, the Company had $389 million of unrecognized compensation costs from stock options, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.5 years.

EMPLOYEE STOCK PURCHASE PLANS

In addition to the Stock Incentive Plan, the Company gives employees the right to purchase shares at a discount from the market price under ESPPs. Subject to the annual statutory limit, employees are eligible to participate through payroll deductions of up to 10% of their compensation. At the end of each six-month offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. Employees purchased 3.1 million, 3.0 million and 2.0 million shares during each of the fiscal years ended May 31, 2024, 2023 and 2022, respectively.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Recipients of restricted stock are entitled to cash dividends and to vote their respective shares throughout the period of restriction. Recipients of restricted stock units, which includes RSUs and PSUs, are entitled to dividend equivalent cash payments upon vesting. The number of shares of restricted stock and restricted stock units vested includes shares of common stock withheld by the Company on behalf of employees to satisfy the minimum statutory tax withholding requirements.

The following summarizes the restricted stock and restricted stock units transactions under the plan discussed above:

	SHARES[1]	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
	(In millions)	
Nonvested as of May 31, 2023	8.3 $	126.97
Vested	(3.3)	116.78
Forfeited	(1.2)	121.79
Granted	5.3	103.13
Nonvested as of May 31, 2024	9.1 $	117.52

(1) Includes an immaterial amount of PSU transactions

The weighted average fair value per share of restricted stock and restricted stock units granted for the fiscal years ended May 31, 2024, 2023 and 2022, computed as of the grant date, was $103.13, $115.56 and $168.04, respectively. During the fiscal years ended May 31, 2024, 2023 and 2022, the aggregate fair value of vested restricted stock and restricted stock units was $340 million, $250 million and $354 million, respectively, computed as of the date of vesting.

As of May 31, 2024, the Company had $594 million of unrecognized compensation costs from restricted stock and restricted stock units, net of estimated forfeitures, to be recognized in Cost of sales or Operating overhead expense, as applicable, over a weighted average remaining period of 2.4 years.

NOTE 10 — EARNINGS PER SHARE

The following is a reconciliation from basic earnings per common share to diluted earnings per common share. The computations of diluted earnings per common share exclude restricted stock, restricted stock units and options, including shares under ESPPs, to purchase an estimated additional 41.0 million, 31.7 million and 9.4 million shares of common stock outstanding for the fiscal years ended May 31, 2024, 2023 and 2022, respectively, because the awards were assumed to be anti-dilutive.

	YEAR ENDED MAY 31,		
(In millions, except per share data)	**2024**	**2023**	**2022**
Net income available to common stockholders	$ 5,700	$ 5,070	$ 6,046
Determination of shares:			
Weighted average common shares outstanding	1,517.6	1,551.6	1,578.8
Assumed conversion of dilutive stock options and awards	12.1	18.2	32.0
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**1,529.7**	**1,569.8**	**1,610.8**
Earnings per common share:			
Basic	$ 3.76	$ 3.27	$ 3.83
Diluted	$ 3.73	$ 3.23	$ 3.75

NOTE 11 — BENEFIT PLANS

The Company has a qualified 401(k) Savings and Profit Sharing Plan, in which all U.S. employees are able to participate. The Company matches a portion of employee contributions to the savings plan. Company contributions to the savings plan were $153 million, $136 million and $126 million and included in Cost of sales or Operating overhead expense, as applicable, for the fiscal years ended May 31, 2024, 2023 and 2022, respectively.

The Company allows certain highly compensated employees and non-employee directors of the Company to defer compensation under a nonqualified deferred compensation plan. A rabbi trust was established to fund the Company's nonqualified deferred compensation plan obligation. The assets in the rabbi trust of approximately $1,037 million and $875 million as of May 31, 2024 and 2023, respectively, primarily consist of company owned life insurance policies recorded at their cash surrender value and are classified in Deferred income taxes and other assets on the Consolidated Balance Sheets. Deferred compensation plan liabilities were $1,063 million and $897 million as of May 31, 2024 and 2023, respectively, and primarily classified in Deferred income taxes and other liabilities on the Consolidated Balance Sheets.

NOTE 12 — RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes.

The Company may elect to designate certain derivatives as hedging instruments under U.S. GAAP. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to either recognized assets or liabilities or forecasted transactions and assessing, both at inception and on an ongoing basis, the effectiveness of the hedging relationships.

The majority of derivatives outstanding as of May 31, 2024, are designated as foreign currency cash flow hedges, primarily for Euro/U.S. Dollar, British Pound/Euro, Chinese Yuan/U.S. Dollar and Japanese Yen/U.S. Dollar currency pairs. All derivatives are recognized on the Consolidated Balance Sheets at fair value and classified based on the instrument's maturity date.

The following tables present the fair values of derivative instruments included within the Consolidated Balance Sheets:

		DERIVATIVE ASSETS	
		MAY 31,	
(Dollars in millions)	**BALANCE SHEET LOCATION**	**2024**	**2023**
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	$ 269	$ 480
Foreign exchange forwards and options	Deferred income taxes and other assets	$ 44	$ 64
Total derivatives formally designated as hedging instruments		313	544
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Prepaid expenses and other current assets	30	13
Total derivatives not designated as hedging instruments		30	13
TOTAL DERIVATIVE ASSETS		$ 343	$ 557

		DERIVATIVE LIABILITIES	
		MAY 31,	
(Dollars in millions)	**BALANCE SHEET LOCATION**	**2024**	**2023**
Derivatives formally designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	$ 110	$ 93
Foreign exchange forwards and options	Deferred income taxes and other liabilities	5	52
Interest rate swaps	Deferred income taxes and other liabilities	31	—
Total derivatives formally designated as hedging instruments		146	145
Derivatives not designated as hedging instruments:			
Foreign exchange forwards and options	Accrued liabilities	5	35
Total derivatives not designated as hedging instruments		5	35
TOTAL DERIVATIVE LIABILITIES		$ 151	$ 180

The following tables present the amounts affecting the Consolidated Statements of Income for the years ended May 31, 2024, 2023 and 2022:

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) ON DERIVATIVES[1]			LOCATION OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME	AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) INTO INCOME[1]		
	YEAR ENDED MAY 31,				YEAR ENDED MAY 31,		
	2024	2023	2022		2024	2023	2022
Derivatives designated as cash flow hedges:							
Foreign exchange forwards and options	$ (66)	$ 16	$ (39)	Revenues	$ (24)	$ 26	$ (82)
Foreign exchange forwards and options	231	305	889	Cost of sales	294	581	(23)
Foreign exchange forwards and options	3	(1)	(6)	Demand creation expense	2	(5)	1
Foreign exchange forwards and options	102	207	492	Other (income) expense, net	204	338	130
Interest rate swaps[2]	—	—	—	Interest expense (income), net	(8)	(8)	(7)
Total designated cash flow hedges	**$ 270**	**$ 527**	**$ 1,336**		**$ 468**	**$ 932**	**$ 19**

(1) For the fiscal years ended May 31, 2024, 2023, and 2022, the amounts recorded in Other (income) expense, net as a result of the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring were immaterial.

(2) Gains and losses associated with terminated interest rate swaps, which were previously designated as cash flow hedges and recorded in Accumulated other comprehensive income (loss), will be released through Interest expense (income), net over the term of the issued debt.

(Dollars in millions)	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES			LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES
	YEAR ENDED MAY 31,			
	2024	2023	2022	
Derivatives not designated as hedging instruments:				
Foreign exchange forwards and options and embedded derivatives	$ 24	$ 28	$ 38	Other (income) expense, net

CASH FLOW HEDGES

All changes in fair value of derivatives designated as cash flow hedge instruments are recorded in Accumulated other comprehensive income (loss) until Net income is affected by the variability of cash flows of the hedged transaction. Effective hedge results are classified in the Consolidated Statements of Income in the same manner as the underlying exposure. When it is no longer probable the forecasted hedged transaction will occur in the initially identified time period, hedge accounting is discontinued and the Company accounts for the associated derivative as an undesignated instrument as discussed below. Additionally, the gains and losses associated with derivatives no longer designated as cash flow hedge instruments in Accumulated other comprehensive income (loss) are recognized immediately in Other (income) expense, net, if it is probable the forecasted hedged transaction will not occur by the end of the initially identified time period or within an additional two-month period thereafter. In rare circumstances, the additional period of time may exceed two months due to extenuating circumstances related to the nature of the forecasted transaction that are outside the control or influence of the Company.

The purpose of the Company's foreign exchange risk management program is to lessen both the positive and negative effects of currency fluctuations on the Company's consolidated results of operations, financial position and cash flows. Foreign currency exposures the Company may elect to hedge in this manner include product costs, non-functional currency denominated revenues, intercompany revenues, demand creation expenses, investments in U.S. Dollar denominated available-for-sale debt securities and certain other intercompany transactions.

Product cost foreign currency exposures are primarily generated through non-functional currency denominated product purchases. NIKE entities primarily purchase product in two ways: (1) Certain NIKE entities purchase product from the NIKE Trading Company ("NTC"), a wholly-owned sourcing hub that buys NIKE branded products from third-party factories, predominantly in U.S. Dollars. The NTC, whose functional currency is the U.S. Dollar, then sells the product to NIKE entities in their respective functional currencies. NTC sales to a NIKE entity with a different functional currency result in a foreign currency exposure for the NTC. (2) Other NIKE entities purchase product directly from third-party factories in U.S. Dollars. These purchases generate a foreign currency exposure for those NIKE entities with a functional currency other than the U.S. Dollar.

The Company's policy permits the utilization of derivatives to reduce its foreign currency exposures where internal netting or other strategies cannot be effectively employed. Typically, the Company may enter into hedge contracts starting up to 12 to 24 months in advance of the forecasted transaction and may place incremental hedges up to 100% of the exposure by the time the forecasted transaction occurs. The total notional amount of outstanding foreign currency derivatives designated as cash flow hedges was $16.2 billion and $18.2 billion as of May 31, 2024 and 2023, respectively.

As of May 31, 2024, approximately $231 million of deferred net gains (net of tax) on both outstanding and matured derivatives in Accumulated other comprehensive income (loss) are expected to be reclassified to Net income during the next 12 months concurrent with the underlying hedged transactions also being recorded in Net income. Actual amounts ultimately reclassified to Net income are dependent on the exchange rates in effect when derivative contracts currently outstanding mature. As of May 31, 2024, the maximum term over which the Company hedges exposures to the variability of cash flows for its forecasted transactions was 24 months.

FAIR VALUE HEDGES

The Company is exposed to the risk of changes in the fair value of certain fixed-rate debt attributable to changes in interest rates. Derivatives used by the Company to hedge this risk are receive-fixed, pay-variable interest rate swaps which are designated as fair value hedges of the related long-term debt. Changes in the fair values of the interest rate swaps are recorded in Long-term debt or Current portion of long-term debt. The total notional amount of outstanding interest rate swaps designated as fair value hedges was $1.8 billion as of May 31, 2024. The Company had no outstanding fair value hedges as of May 31, 2023.

NET INVESTMENT HEDGES

The Company has, in the past, hedged and may, in the future, hedge the risk of variability in foreign currency-denominated net investments in wholly-owned international operations. All changes in fair value of the derivatives designated as net investment hedges are reported in Accumulated other comprehensive income (loss) along with the foreign currency translation adjustments on those investments. The Company had no outstanding net investment hedges as of May 31, 2024 and 2023.

UNDESIGNATED DERIVATIVE INSTRUMENTS

The Company may elect to enter into foreign exchange forwards to mitigate the change in fair value of specific assets and liabilities on the Consolidated Balance Sheets. These undesignated instruments are recorded at fair value as a derivative asset or liability on the Consolidated Balance Sheets with their corresponding change in fair value recognized in Other (income) expense, net, together with the remeasurement gain or loss from the hedged balance sheet position. The total notional amount of outstanding undesignated derivative instruments was $4.4 billion and $4.7 billion as of May 31, 2024 and 2023, respectively.

CREDIT RISK

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings; however, this does not eliminate the Company's exposure to credit risk with these institutions. This credit risk is limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored.

The Company's derivative contracts contain credit risk-related contingent features designed to protect against significant deterioration in counterparties' creditworthiness and their ultimate ability to settle outstanding derivative contracts in the normal course of business. The Company's bilateral credit-related contingent features generally require the owing entity, either the Company or the derivative counterparty, to post collateral for the fair value of outstanding derivatives per counterparty. For certain counterparties, collateral would only be posted for the fair value of outstanding derivatives per counterparty greater than $50 million. Additionally, for those counterparties, a certain level of decline in credit rating of either the Company or the counterparty could trigger collateral requirements. As of May 31, 2024, the Company was in compliance with all credit risk-related contingent features. The Company considers the impact of the risk of counterparty default to be immaterial.

For additional information related to the Company's derivative financial instruments and collateral, refer to Note 4 — Fair Value Measurements.

NOTE 13 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in Accumulated other comprehensive income (loss), net of tax, were as follows:

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2023	$ (253)	$ 431	$ 115	$ (62)	$ 231
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications[2]	(4)	239	—	15	250
Reclassifications to net income of previously deferred (gains) losses[2][3]	1	(423)	—	(6)	(428)
Total other comprehensive income (loss)	(3)	(184)	—	9	(178)
Balance at May 31, 2024	$ (256)	$ 247	$ 115	$ (53)	$ 53

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to Net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Net of immaterial tax impact.

(3) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

(Dollars in millions)	FOREIGN CURRENCY TRANSLATION ADJUSTMENT[1]	CASH FLOW HEDGES	NET INVESTMENT HEDGES[1]	OTHER	TOTAL
Balance at May 31, 2022	$ (520)	$ 779	$ 115	$ (56)	$ 318
Other comprehensive income (loss):					
Other comprehensive gains (losses) before reclassifications[2]	(91)	487	—	(20)	376
Reclassifications to net income of previously deferred (gains) losses[2][3]	358	(835)	—	14	(463)
Total other comprehensive income (loss)	267	(348)	—	(6)	(87)
Balance at May 31, 2023	$ (253)	$ 431	$ 115	$ (62)	$ 231

(1) The accumulated foreign currency translation adjustment and net investment hedge gains/losses related to an investment in a foreign subsidiary are reclassified to Net income upon sale or upon complete or substantially complete liquidation of the respective entity.

(2) Net of immaterial tax impact.

(3) Reclassifications to net income of previously deferred (gains) losses are recorded within Other (income) expense, net for foreign currency translation adjustment, net investment hedges, and other.

For additional information related to the Company's cash flow hedges refer to Note 12 — Risk Management and Derivatives.

NOTE 14 — REVENUES

DISAGGREGATION OF REVENUES

The following tables present the Company's Revenues disaggregated by reportable operating segment, major product line and distribution channel:

(Dollars in millions)	YEAR ENDED MAY 31, 2024								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 14,537	$ 8,473	$ 5,552	$ 4,865	$ —	$ 33,427	$ 1,800	$ —	$ 35,227
Apparel	5,953	4,380	1,828	1,614	—	13,775	93	—	13,868
Equipment	906	754	165	250	—	2,075	37	—	2,112
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362
Revenues by:									
Sales to Wholesale Customers	$ 11,004	$ 8,562	$ 4,262	$ 3,930	$ —	$ 27,758	$ 1,098	$ —	$ 28,856
Sales through Direct to Consumer	10,392	5,045	3,283	2,799	—	21,519	832	—	22,351
Other	—	—	—	—	45	45	152	(42)	155
TOTAL REVENUES	$ 21,396	$ 13,607	$ 7,545	$ 6,729	$ 45	$ 49,322	$ 2,082	$ (42)	$ 51,362

(Dollars in millions)	YEAR ENDED MAY 31, 2023								
	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA [1]	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
Revenues by:									
Footwear	$ 14,897	$ 8,260	$ 5,435	$ 4,543	$ —	$ 33,135	$ 2,155	$ —	$ 35,290
Apparel	5,947	4,566	1,666	1,664	—	13,843	90	—	13,933
Equipment	764	592	147	224	—	1,727	28	—	1,755
Other	—	—	—	—	58	58	154	27	239
TOTAL REVENUES	$ 21,608	$ 13,418	$ 7,248	$ 6,431	$ 58	$ 48,763	$ 2,427	$ 27	$ 51,217
Revenues by:									
Sales to Wholesale Customers	$ 11,273	$ 8,522	$ 3,866	$ 3,736	$ —	$ 27,397	$ 1,299	$ —	$ 28,696
Sales through Direct to Consumer	10,335	4,896	3,382	2,695	—	21,308	974	—	22,282
Other	—	—	—	—	58	58	154	27	239
TOTAL REVENUES	$ 21,608	$ 13,418	$ 7,248	$ 6,431	$ 58	$ 48,763	$ 2,427	$ 27	$ 51,217

(1)   Refer to Note 18 — Divestitures for additional information on the transition of the Company's NIKE Brand businesses in its CASA territory to third-party distributors.

(Dollars in millions)	NORTH AMERICA	EUROPE, MIDDLE EAST & AFRICA	GREATER CHINA	ASIA PACIFIC & LATIN AMERICA	GLOBAL BRAND DIVISIONS	TOTAL NIKE BRAND	CONVERSE	CORPORATE	TOTAL NIKE, INC.
YEAR ENDED MAY 31, 2022									
Revenues by:									
Footwear	$ 12,228	$ 7,388	$ 5,416	$ 4,111	$ —	$ 29,143	$ 2,094	$ —	$ 31,237
Apparel	5,492	4,527	1,938	1,610	—	13,567	103	—	13,670
Equipment	633	564	193	234	—	1,624	26	—	1,650
Other	—	—	—	—	102	102	123	(72)	153
TOTAL REVENUES	**$ 18,353**	**$ 12,479**	**$ 7,547**	**$ 5,955**	**$ 102**	**$ 44,436**	**$ 2,346**	**$ (72)**	**$ 46,710**
Revenues by:									
Sales to Wholesale Customers	$ 9,621	$ 8,377	$ 4,081	$ 3,529	$ —	$ 25,608	$ 1,292	$ —	$ 26,900
Sales through Direct to Consumer	8,732	4,102	3,466	2,426	—	18,726	931	—	19,657
Other	—	—	—	—	102	102	123	(72)	153
TOTAL REVENUES	**$ 18,353**	**$ 12,479**	**$ 7,547**	**$ 5,955**	**$ 102**	**$ 44,436**	**$ 2,346**	**$ (72)**	**$ 46,710**

Global Brand Divisions revenues included NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment. Converse Other revenues were primarily attributable to licensing businesses. Corporate revenues primarily consisted of foreign currency hedge gains and losses related to revenues generated by entities within the NIKE Brand geographic operating segments and Converse but managed through the Company's central foreign exchange risk management program.

As of May 31, 2024 and 2023, the Company did not have any contract assets and had an immaterial amount of contract liabilities recorded in Accrued liabilities on the Consolidated Balance Sheets.

SALES-RELATED RESERVES

As of May 31, 2024 and 2023, the Company's sales-related reserve balance, which includes returns, post-invoice sales discounts and miscellaneous claims, was $1,282 million and $994 million, respectively, recorded in Accrued liabilities on the Consolidated Balance Sheets. The estimated cost of inventory for expected product returns was $331 million and $226 million as of May 31, 2024 and 2023, respectively, and was recorded in Prepaid expenses and other current assets on the Consolidated Balance Sheets.

NOTE 15 — OPERATING SEGMENTS AND RELATED INFORMATION

The Company's operating segments reflect the structure of the Company's internal organization. The NIKE Brand segments are defined by geographic regions for operations participating in NIKE Brand sales activity.

Each NIKE Brand geographic segment operates predominantly in one industry: the design, development, marketing and selling of athletic footwear, apparel and equipment. The Company's reportable operating segments for the NIKE Brand are: North America; Europe, Middle East & Africa ("EMEA"); Greater China; and Asia Pacific & Latin America ("APLA"), and include results for the NIKE and Jordan brands. Refer to Note 18 — Divestitures for information regarding the transition of NIKE Brand businesses in certain countries within APLA to third-party distributors.

The Company's NIKE Direct operations are managed within each NIKE Brand geographic operating segment. Converse is also a reportable segment for the Company and operates in one industry: the design, marketing, licensing and selling of athletic lifestyle sneakers, apparel and accessories.

Global Brand Divisions is included within the NIKE Brand for presentation purposes to align with the way management views the Company. Global Brand Divisions revenues include NIKE Brand licensing and other miscellaneous revenues that are not part of a geographic operating segment. Global Brand Divisions costs represent demand creation and operating overhead expense that include product creation and design expenses centrally managed for the NIKE Brand, as well as costs associated with NIKE Direct global digital operations and enterprise technology.

Corporate consists primarily of unallocated general and administrative expenses, including expenses associated with centrally managed departments; depreciation and amortization related to the Company's headquarters; unallocated insurance, benefit and compensation programs, including stock-based compensation; and certain foreign currency gains and losses, including certain hedge gains and losses.

The primary financial measure used by the Company to evaluate performance of individual operating segments is earnings before interest and taxes ("EBIT"), which represents Net income before Interest expense (income), net and Income tax expense in the Consolidated Statements of Income.

As part of the Company's centrally managed foreign exchange risk management program, standard foreign currency rates are assigned twice per year to each NIKE Brand entity in the Company's geographic operating segments and to Converse. These rates are set approximately nine and twelve months in advance of the future selling seasons to which they relate (specifically, for each currency, one standard rate applies to the fall and holiday selling seasons, and one standard rate applies to the spring and summer selling seasons) based on average market spot rates in the calendar month preceding the date they are established. Inventories and Cost of sales for geographic operating segments and Converse reflect the use of these standard rates to record non-functional currency product purchases in the entity's functional currency. Differences between assigned standard foreign currency rates and actual market rates are included in Corporate, together with foreign currency hedge gains and losses generated from the Company's centrally managed foreign exchange risk management program and other conversion gains and losses.

Accounts receivable, net, Inventories and Property, plant and equipment, net for operating segments are regularly reviewed by management and are therefore provided below.

(Dollars in millions)		YEAR ENDED MAY 31,	
	2024	**2023**	**2022**
REVENUES			
North America	$ 21,396	$ 21,608	$ 18,353
Europe, Middle East & Africa	13,607	13,418	12,479
Greater China	7,545	7,248	7,547
Asia Pacific & Latin America	6,729	6,431	5,955
Global Brand Divisions	45	58	102
Total NIKE Brand	49,322	48,763	44,436
Converse	2,082	2,427	2,346
Corporate	(42)	27	(72)
TOTAL NIKE, INC. REVENUES	**$ 51,362**	**$ 51,217**	**$ 46,710**
EARNINGS BEFORE INTEREST AND TAXES			
North America	$ 5,822	$ 5,454	$ 5,114
Europe, Middle East & Africa	3,388	3,531	3,293
Greater China	2,309	2,283	2,365
Asia Pacific & Latin America	1,885	1,932	1,896
Global Brand Divisions	(4,720)	(4,841)	(4,262)
Converse	474	676	669
Corporate	(2,619)	(2,840)	(2,219)
Interest expense (income), net	(161)	(6)	205
TOTAL NIKE, INC. INCOME BEFORE INCOME TAXES	**$ 6,700**	**$ 6,201**	**$ 6,651**
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT			
North America	$ 102	$ 283	$ 146
Europe, Middle East & Africa	206	215	197
Greater China	27	56	78
Asia Pacific & Latin America	75	64	56
Global Brand Divisions	233	271	222
Total NIKE Brand	643	889	699
Converse	7	7	9
Corporate	72	140	103
TOTAL ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	**$ 722**	**$ 1,036**	**$ 811**
DEPRECIATION			
North America	$ 152	$ 128	$ 124
Europe, Middle East & Africa	146	120	134
Greater China	56	54	41
Asia Pacific & Latin America	51	42	42
Global Brand Divisions	236	211	220
Total NIKE Brand	641	555	561
Converse	17	17	22
Corporate	138	131	134
TOTAL DEPRECIATION	**$ 796**	**$ 703**	**$ 717**

(Dollars in millions)	AS OF MAY 31,	
	2024	2023
ACCOUNTS RECEIVABLE, NET		
North America	$ 1,723	$ 1,653
Europe, Middle East & Africa	1,239	1,197
Greater China	327	162
Asia Pacific & Latin America	792	700
Global Brand Divisions	103	96
Total NIKE Brand	4,184	3,808
Converse	201	235
Corporate	42	88
TOTAL ACCOUNTS RECEIVABLE, NET	$ 4,427	$ 4,131
INVENTORIES		
North America	$ 3,134	$ 3,806
Europe, Middle East & Africa	2,028	2,167
Greater China	1,070	973
Asia Pacific & Latin America	810	894
Global Brand Divisions	166	232
Total NIKE Brand	7,208	8,072
Converse	296	305
Corporate	15	77
TOTAL INVENTORIES	$ 7,519	$ 8,454
PROPERTY, PLANT AND EQUIPMENT, NET		
North America	$ 744	$ 794
Europe, Middle East & Africa	1,089	1,009
Greater China	258	292
Asia Pacific & Latin America	282	279
Global Brand Divisions	842	840
Total NIKE Brand	3,215	3,214
Converse	27	38
Corporate	1,758	1,829
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	$ 5,000	$ 5,081

REVENUES AND LONG-LIVED ASSETS BY GEOGRAPHIC AREA

After allocation of revenues for Global Brand Divisions, Converse and Corporate to geographical areas based on the location where the sales originated, revenues by geographical area are similar to that as reported above for the NIKE Brand operating segments with the exception of the United States. Revenues derived in the United States were $21,551 million, $22,007 million and $18,749 million for the fiscal years ended May 31, 2024, 2023 and 2022, respectively.

The Company's largest concentrations of long-lived assets primarily consist of the Company's corporate headquarters, retail locations and distribution facilities in the United States and China, as well as distribution facilities in Belgium. Long-lived assets attributable to operations in these countries, which consist of property, plant and equipment, net and operating lease ROU assets, net, were as follows:

(Dollars in millions)	MAY 31,	
	2024	2023
United States	$ 4,837	$ 5,129
Belgium	757	702
China	501	559
Other	1,623	1,614
TOTAL LONG-LIVED ASSETS	$ 7,718	$ 8,004

NOTE 16 — COMMITMENTS AND CONTINGENCIES

As of May 31, 2024 and 2023, the Company had bank guarantees and letters of credit outstanding totaling $768 million and $588 million, respectively, issued primarily for real estate agreements, self-insurance programs, other general business obligations and legal matters.

In connection with various contracts and agreements, the Company provides routine indemnification relating to the enforceability of intellectual property rights, coverage for legal issues that arise and other items where the Company is acting as the guarantor. Currently, the Company has several such agreements in place. However, based on the Company's historical experience and the estimated probability of future loss, the Company has determined the fair value of such indemnification is not material to the Company's financial position or results of operations.

In the ordinary course of business, the Company is subject to various legal proceedings, claims and government investigations relating to its business, products and actions of its employees and representatives, including contractual and employment relationships, product liability, antitrust, customs, tax, intellectual property and other matters. The outcome of these legal matters is inherently uncertain, and the Company cannot predict the eventual outcome of currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences relating to those matters. When a loss related to a legal proceeding or claim is probable and reasonably estimable, the Company accrues its best estimate for the ultimate resolution of the matter. If one or more legal matters were to be resolved against the Company in a reporting period for amounts above management's expectations, the Company's financial position, operating results and cash flows for that reporting period could be materially adversely affected. In the opinion of management, based on its current knowledge and after consultation with counsel, the Company does not believe any currently pending legal matters will have a material adverse impact on the Company's results of operations, financial position or cash flows, except as described below.

BELGIAN CUSTOMS CLAIM

The Company has received claims for certain years from Belgian Customs and other government authorities for alleged underpaid duties related to products imported beginning in fiscal 2018. The Company disputes these claims and has engaged in the appellate process. The Company has issued bank guarantees in order to appeal the claims. At this time, the Company is unable to estimate the range of loss and cannot predict the final outcome as it could take several years to reach a resolution on this matter. If this matter is ultimately resolved against the Company, the amounts owed, including fines, penalties and other consequences relating to the matter, could have a material adverse effect on the Company's results of operations, financial position and cash flows.

NOTE 17 — LEASES

Lease expense is recognized in Cost of sales or Operating overhead expense within the Consolidated Statements of Income, based on the underlying nature of the leased asset. For the fiscal years ended May 31, 2024, 2023 and 2022, lease expense primarily consisted of operating lease costs of $618 million, $585 million and $593 million, respectively, as well as $433 million, $403 million and $366 million, respectively, primarily related to variable lease costs. As of and for the fiscal years ended May 31, 2024 and 2023 and 2022, finance leases were not a material component of the Company's lease portfolio.

The undiscounted cash flows for future maturities of the Company's operating lease liabilities and the reconciliation to the Operating lease liabilities recognized in the Company's Consolidated Balance Sheets are as follows:

(Dollars in millions)	AS OF MAY 31, 2024[1]
Fiscal 2025	$ 572
Fiscal 2026	554
Fiscal 2027	485
Fiscal 2028	403
Fiscal 2029	362
Thereafter	991
Total undiscounted future cash flows related to lease payments	$ 3,367
Less interest	324
Present value of lease liabilities	$ 3,043

(1) Excludes $614 million as of May 31, 2024, of future operating lease payments for lease agreements signed but not yet commenced.

The following table includes supplemental information used to calculate the present value of Operating lease liabilities:

	AS OF MAY 31,	
	2024	2023
Weighted-average remaining lease term (in years)	6.9	7.5
Weighted-average discount rate	2.9 %	2.5 %

The following table includes supplemental cash and non-cash information related to operating leases:

(Dollars in millions)	YEAR ENDED MAY 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 613	$ 575	$ 589
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$ 458	$ 602	$ 537

NOTE 18 — DIVESTITURES

During the second quarter of fiscal 2023, the sale of the Company's entities in Argentina and Uruguay to a third-party distributor was completed and the net loss on the sale of these entities totaled approximately $550 million. This loss included $389 million, recognized primarily in fiscal 2020, largely due to the anticipated release of the cumulative foreign currency translation losses. The remaining loss recognized in fiscal 2023 was due to the devaluation of local currency and cash equivalents included in the transferred assets. Upon completion of the sale, the foreign currency translation losses recorded in Accumulated other comprehensive income (loss) were reclassified to Net income within Other (income) expense, net, on the Company's Consolidated Statements of Comprehensive Income along with the allowance for previously recognized losses recorded in Accrued liabilities. The net loss was classified within Corporate.

The net cash proceeds received are reflected within Other investing activities on the Company's Consolidated Statements of Cash Flows.

NOTE 19 — RESTRUCTURING

During the third quarter of fiscal 2024, the Company announced a multi-year enterprise initiative designed to accelerate its future growth. As part of this initiative, management has taken steps to streamline the organization which resulted in a net reduction in the Company's global workforce. As of May 31, 2024, the Company expects to recognize pre-tax restructuring charges of approximately $450 million, primarily associated with employee severance costs and accelerated stock-based compensation expense, the majority of which were recognized in fiscal 2024. The related cash payments are expected to be substantially complete by the end of the first half of fiscal 2025. The expected pre-tax charges are estimates and are subject to a number of assumptions and actual results may vary from the estimates provided.

Pre-tax restructuring charges were classified within Corporate as follows:

	TWELVE MONTHS ENDED MAY 31, 2024		
(Dollars in millions)	OPERATING OVERHEAD EXPENSE	COST OF SALES	TOTAL
Employee severance and related costs[1]	$ 336	$ 56	$ 392
Stock-based compensation expense[2]	43	8	51
Total pre-tax restructuring charges	**$ 379**	**$ 64**	**$ 443**

(1) Employee severance costs are recognized when a future related expense is considered probable and reasonably estimable.

(2) Non-cash restructuring related stock-based compensation expense is accelerated over the requisite service period, which for certain impacted employees will extend through the first half of fiscal 2025.

As of May 31, 2024, the majority of the remaining employee severance and related costs are reflected within Accrued liabilities on the Consolidated Balance Sheets, classified within Other in Note 3 — Accrued Liabilities. The related activity is as follows:

(Dollars in millions)	
Balance at May 31, 2023	**$ —**
Employee severance and related costs	392
Cash payments	(123)
Foreign currency translation and other	(2)
Balance at May 31, 2024	**$ 267**

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change of accountants nor any disagreements with accountants on any matter of accounting principles or practices or financial statement disclosure required to be reported under this Item.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carry out a variety of ongoing procedures, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of May 31, 2024.

"Management's Annual Report on Internal Control Over Financial Reporting" is included in Item 8 of this Annual Report.

We are continuing several transformation initiatives to centralize and simplify our business processes and systems. These are long-term initiatives, which we believe will enhance our internal control over financial reporting due to increased automation and further integration of related processes. We will continue to monitor our internal control over financial reporting for effectiveness throughout these transformation initiatives.

There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended May 31, 2024, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K regarding directors is included under "Corporate Governance — NIKE, Inc. Board of Directors" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 401 of Regulation S-K regarding executive officers is included under "Information about our Executive Officers" in Item 1 of this Annual Report. The information required by Item 406 of Regulation S-K is included under "Corporate Governance — Code of Conduct" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Items 407(d)(4) and (d)(5) of Regulation S-K regarding the Audit & Finance Committee of the Board of Directors is included under "Corporate Governance — Board Structure and Responsibilities — Board Committees" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 408(b)(1) of Regulation S-K regarding our insider trading policies is included under "Additional Information — Insider Trading Arrangements and Policies" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K regarding executive compensation is included under "Corporate Governance — Director Compensation for Fiscal 2024," "Executive Compensation — Compensation Discussion and Analysis," "Executive Compensation — Executive Compensation Tables," and "Additional Information — Compensation Committee Interlocks and Insider Participation," in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is included under "Executive Compensation — Executive Compensation Tables — Equity Compensation Plan Information" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference. The information required by Item 403 of Regulation S-K is included under "Stock Ownership Information — Stock Holdings of Certain Owners and Management" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K is included under "Additional Information — Transactions with Related Persons" and "Corporate Governance — NIKE, Inc. Board of Directors — Director Independence" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is included under "Audit Matters — Ratification of Appointment of Independent Registered Public Accounting Firm" in the definitive Proxy Statement for our 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report:

		FORM 10-K PAGE NO.
1.	**Financial Statements:**	
	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	55
	Consolidated Statements of Income for each of the three years ended May 31, 2024, May 31, 2023, and May 31, 2022	57
	Consolidated Statements of Comprehensive Income for each of the three years ended May 31, 2024, May 31, 2023, and May 31, 2022	58
	Consolidated Balance Sheets at May 31, 2024 and May 31, 2023	59
	Consolidated Statements of Cash Flows for each of the three years ended May 31, 2024, May 31, 2023, and May 31, 2022	60
	Consolidated Statements of Shareholders' Equity for each of the three years ended May 31, 2024, May 31, 2023, and May 31, 2022	61
	Notes to Consolidated Financial Statements	62
2.	**Financial Statement Schedule:**	
	II — Valuation and Qualifying Accounts for the years ended May 31, 2024, 2023 and 2022	97
	All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
3.	**Exhibits:**	
3.1	Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2015).	
3.2	Fifth Restated Bylaws, as amended (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 19, 2020).	
4.1	Restated Articles of Incorporation, as amended (see Exhibit 3.1).	
4.2	Fifth Restated Bylaws, as amended (see Exhibit 3.2).	
4.3	Indenture dated as of April 26, 2013, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed April 26, 2013).	
4.4	Second Supplemental Indenture, dated as of October 29, 2015, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 3.875% Notes due 2045 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 29, 2015).	
4.5	Third Supplemental Indenture, dated as of October 21, 2016, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.375% Notes due 2026 and form of 3.375% Notes due 2046 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed October 21, 2016).	
4.6	Fourth Supplemental Indenture, dated as of March 27, 2020, by and between NIKE, Inc. and Deutsche Bank Trust Company Americas, as trustee, including the form of 2.400% Notes due 2025, form of 2.750% Notes due 2027, form of 2.850% Notes due 2030, form of 3.250% Notes due 2040 and form of 3.375% Notes due 2050 (incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed March 27, 2020).	
4.7	Description of Registrants Securities (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2019).	
10.1	Form of Restricted Stock Agreement for non-employee directors under the Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2014).*	
10.2	Form of Non-Statutory Stock Option Agreement for options granted to executives under the Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2018).*	
10.3	Form of Indemnity Agreement entered into between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2008).*	
10.4	NIKE, Inc. Deferred Compensation Plan (Amended and Restated effective April 1, 2013) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2013).*	

10.5	NIKE, Inc. Foreign Subsidiary Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*
10.6	Amended and Restated Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and Mark G. Parker dated July 24, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 24, 2008).*
10.7	Form of Restricted Stock Unit Agreement under the Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2018).*
10.8	Form of Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and its executive officers (other than Mark G. Parker and John J. Donahoe II) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2020).*
10.9	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 23, 2015).*
10.10	Form of Discretionary Performance Award Agreement (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2018).*
10.11	NIKE, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company's definitive Proxy Statement filed July 25, 2017).*
10.12	Offer Letter between NIKE, Inc. and John J. Donahoe II (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.13	Form of Covenant Not to Compete and Non-Disclosure Agreement between NIKE, Inc. and John J. Donahoe II (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.14	Form of Performance-Based Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 22, 2019).
10.15	Letter Agreement between NIKE, Inc. and Mark G. Parker (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed October 22, 2019).*
10.16	NIKE, Inc. Executive Performance Sharing Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.17	NIKE, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.18	Form of Non-Statutory Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.19	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 19, 2020).*
10.20	NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2020).*
10.21	NIKE, Inc. Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 17, 2021).*
10.22	Credit Agreement, dated as of March 11, 2022, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 14, 2022).
10.23	NIKE, Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*
10.24	Credit Agreement, dated as of March 8, 2024, among NIKE, Inc., Bank of America, N.A., as Administrative Agent, and the other Banks named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 11, 2024).
10.25	Separation and Release Agreement between NIKE, Inc. and Andrew Campion dated January 3, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023).*
10.26	Form of Stock Option Agreement under the NIKE, Inc. Stock Incentive Plan.*
10.27	Form of Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan.*
10.28	Form of Performance-Based Restricted Stock Unit Agreement under the NIKE, Inc. Stock Incentive Plan.*
19.1	NIKE, Inc. Insider Trading Policy.
19.2	NIKE, Inc. Blackout and Pre-clearance Policy.
21	Subsidiaries of the Registrant.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (included within this Annual Report on Form 10-K).
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32†	Section 1350 Certifications.
97	NIKE, Inc. Policy for Recoupment of Incentive Compensation.*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101

* *Management contract or compensatory plan or arrangement.*
† *Furnished herewith*

The Exhibits filed herewith do not include certain instruments with respect to long-term debt of NIKE and its subsidiaries, inasmuch as the total amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of NIKE and its subsidiaries on a consolidated basis. NIKE agrees, pursuant to Item 601(b)(4)(iii) of Regulation S-K, that it will furnish a copy of any such instrument to the SEC upon request.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(Dollars in millions)	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS[1]	WRITE-OFFS, NET	BALANCE AT END OF PERIOD
Sales returns reserve					
For the fiscal year ended May 31, 2022	$ 595	$ 2,573	$ (31)	$ (2,612)	$ 525
For the fiscal year ended May 31, 2023	525	3,344	(11)	(3,309)	549
For the fiscal year ended May 31, 2024	549	3,583	(8)	(3,325)	799

(1)   Amounts included in this column primarily relate to foreign currency translation.

ITEM 16. FORM 10-K SUMMARY

None.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-266267) and Form S-8 (Nos. 033-63995, 333-63581, 333-63583, 333-68864, 333-68886, 333-71660, 333-104822, 333-117059, 333-133360, 333-164248, 333-171647, 333-173727, 333-208900, 333-215439, 333-266269 and 333-273358) of NIKE, Inc. of our report dated July 25, 2024 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon
July 25, 2024

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIKE, INC.

By: /s/ JOHN J. DONAHOE II
John J. Donahoe II
President and Chief Executive Officer

Date: July 25, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
PRINCIPAL EXECUTIVE OFFICER AND DIRECTOR:		
/s/ JOHN J. DONAHOE II **John J. Donahoe II**	*President and Chief Executive Officer*	July 25, 2024
PRINCIPAL FINANCIAL OFFICER:		
/s/ MATTHEW FRIEND **Matthew Friend**	*Executive Vice President and Chief Financial Officer*	July 25, 2024
PRINCIPAL ACCOUNTING OFFICER:		
/s/ JOHANNA NIELSEN **Johanna Nielsen**	*Vice President and Corporate Controller*	July 25, 2024
DIRECTORS:		
/s/ MARK G. PARKER **Mark G. Parker**	*Director, Chairman of the Board*	July 25, 2024
/s/ CATHLEEN A. BENKO **Cathleen A. Benko**	*Director*	July 25, 2024
/s/ TIMOTHY D. COOK **Timothy D. Cook**	*Director*	July 25, 2024
/s/ THASUNDA B. DUCKETT **Thasunda B. Duckett**	*Director*	July 25, 2024
/s/ MÓNICA GIL **Mónica Gil**	*Director*	July 25, 2024
/s/ ALAN B. GRAF, JR. **Alan B. Graf, Jr.**	*Director*	July 25, 2024
/s/ MARIA HENRY **Maria Henry**	*Director*	July 25, 2024
/s/ PETER B. HENRY **Peter B. Henry**	*Director*	July 25, 2024
/s/ TRAVIS A. KNIGHT **Travis A. Knight**	*Director*	July 25, 2024
/s/ MICHELLE A. PELUSO **Michelle A. Peluso**	*Director*	July 25, 2024
/s/ JOHN W. ROGERS, JR. **John W. Rogers, Jr.**	*Director*	July 25, 2024
/s/ ROBERT SWAN **Robert Swan**	*Director*	July 25, 2024

DIRECTORS

Cathleen Benko[3]
Former Vice Chairman & Managing Principal
Deloitte LLP
Redwood City, California

Timothy Cook[3][5]
Chief Executive Officer
Apple Inc.
Cupertino, California

John Donahoe II[1]
President & Chief Executive Officer
NIKE, Inc.
Beaverton, Oregon

Thasunda Duckett[4]
President & Chief Executive Officer
Teachers Insurance and Annuity Association of America
New York, New York

Mónica Gil[3]
Chief Administrative and Marketing Officer
NBCUniversal Telemundo Enterprises
Miami, Florida

Alan Graf, Jr.[2]
Executive Vice President & Chief Financial Officer (Retired)
FedEx Corporation
Memphis, Tennessee

Maria Henry[2]
Chief Financial Officer (Retired)
Kimberly-Clark Corporation
Dallas, Texas

Peter Henry[2]
Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies and Dean Emeritus of New York University's Leonard N. Stern School of Business
Stanford University
Stanford, California

Travis Knight[1]
President & Chief Executive Officer
LAIKA, LLC
Hillsboro, Oregon

Mark Parker[1]
Executive Chairman
NIKE, Inc.
Beaverton, Oregon

Michelle Peluso[4]
Executive Vice President & Chief Customer and Experience Officer
CVS Health
Woonsocket, Rhode Island

John Rogers, Jr.[4]
Co-Chief Executive Officer & Chief Investment Officer
Ariel Investments, LLC
Chicago, Illinois

Robert Swan[2]
Operating Partner
Andreessen Horowtiz
Menlo Park, California

(1) Member — Executive Committee
(2) Member — Audit & Finance Committee
(3) Member — Compensation Committee
(4) Member — Corporate Responsibility, Sustainability & Governance Committee
(5) Lead Independent Director

CORPORATE OFFICERS

John Donahoe II
President & Chief Executive Officer

Mark Parker
Executive Chairman

Matthew Friend
Executive Vice President & Chief Financial Officer

Monique Matheson
Executive Vice President, Chief Human Resources Officer

Ann Miller
Executive Vice President, Chief Legal Officer

Heidi O'Neill
President, Consumer, Product & Brand

Craig Williams
President, Geographies & Marketplace

Mary Hunter
Vice President, Corporate Secretary

Paul Trussell
Vice President, Treasurer

Kelsey Baldwin
Assistant Secretary

Carlos Wilson
Assistant Secretary

SUBSIDIARY BRANDS

CONVERSE

160 North Washington St.
Boston, Massachusetts 02114



One Bowerman Drive
Beaverton, Oregon 97005-6453

LOCATIONS

WORLD HEADQUARTERS

One Bowerman Drive
Beaverton, Oregon 97005-6453

EUROPEAN HEADQUARTERS

Colosseum 1
1213 NL Hilversum
The Netherlands

GREATER CHINA HEADQUARTERS

LiNa Building
Tower 1, No. 99
Jiangwancheng Road
Yangpu District
Shanghai, China 200438

SHAREHOLDER INFORMATION

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
805 SW Broadway, Suite 800
Portland, Oregon 97205

REGISTRAR AND STOCK TRANSFER AGENT

Computershare Trust Company, N.A.
By Regular Mail
P.O. Box 43006
Providence, RI 02940-3006

By Overnight Delivery
150 Royall St., Suite 101
Canton, MA 02021
800-756-8200
Hearing Impaired #
TDD: 800-490-1493
www.computershare.com/investor

Shareholder Information

NIKE, Inc. common stock is listed on the New York Stock Exchange under trading symbol 'NKE.' Copies of the Company's Form 10-K or Form 10-Q reports filed with the Securities and Exchange Commission are available from the Company without charge. To request a copy, please call 800-640-8007 or write to NIKE's Investor Relations Department at NIKE World Headquarters, One Bowerman Drive, Beaverton, Oregon 97005-6453. Copies are available on the investor relations website, http://investors.nike.com.

Dividend Payments

Quarterly dividends on NIKE common stock, when declared by the Board of Directors, are paid on or about July 5, October 5, January 5, and April 5. Additional financial information is available at http://investors.nike.com.

Other Shareholder Assistance

Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificates, payment of dividends, dividend check replacements, duplicate mailings, or other account services should be directed to the Company's Registrar and Stock Transfer Agent at the address or telephone number above.

NIKE, the Swoosh Design, and Just Do It are registered trademarks of NIKE, Inc.



NIKE, INC.
One Bowerman Drive
Beaverton, OR 97005-6453
www.nike.com

